ADB

Suppl.

83-2




15005352


SEC MAIL PROCESSING
RECEIVED
DEC 29 2014
WASH, D.C.
201
SECTION

Management's Discussion and Analysis and Condensed Quarterly Financial Statements

30 September 2014
(Unaudited)

Asian Development Bank

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

I. OVERVIEW

The vision of the Asian Development Bank (ADB), an international development financial institution, is for an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts for financial resources through ordinary capital resources (OCR) and Special Funds. Under the Charter, OCR and Special Funds resources must at all times be held and used entirely separately from each other. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

II. ORDINARY CAPITAL RESOURCES

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

A. Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to fair value financial instruments selectively and opts to fair value borrowings with associated swaps to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2013. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Management reporting. Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of swapped borrowings and derivatives. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses that ADB recognizes over the life of the transactions.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2014 is provided in the Appendix.

B. Selected Financial Data

Table 1 presents selected financial data on two bases: the statutory reporting basis and the management reporting basis. Ratios under the statutory and the management reporting bases, except for the statutory reporting on cost of borrowings and management reporting on return on earning assets were lower compared with the same period last year. The rates of return on equity and earning assets under the statutory reporting basis were lower for the nine months ended 30 September 2014, compared with the same period last year, mainly from the effect of market trend and lower net income. The lower rate of return on loans and cost of borrowings were generally in line with the market trend compared with 2013 (see Table 2), while return on investments decreased due to the lag effect between rising medium term market interest rate environment and actual return from investments. A discussion on revenue and expenses is in the Overall Financial Results section.

Table 1: Selected Financial Data
($ million)

Item	30 September 2014	30 September 2013	31 December 2013
Operational Highlights			
Loan and Guarantees Approved[a]	4,484	2,740	10,221
Loan Disbursements	4,127	3,369	5,985
Loan Principal Repayments[b]	3,301	4,126	5,126
Statutory Reporting Basis			
Net Income	220	392	566
Return on Equity (%)	1.44	2.94	3.43
Return on Earning Assets (%)	0.37	0.58	0.72
Return on Loans (%)	1.12	1.34	1.31
Return on Investments (%)	1.22	1.44	1.43
Cost of Borrowings (%)	0.73	0.63	0.51
Management Reporting Basis			
Operating Income	356	347	469
Return on Equity (%)	2.36	2.38	2.71
Return on Earning Assets[c] (%)	0.54	0.52	0.60
Return on Loans (%)	1.12	1.27	1.23
Return on Investments (%)	1.21	1.38	1.36
Cost of Borrowings (%)	0.51	0.67	0.64

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.
[a] Net of adjustments and terminations prior to signing.
[b] Includes prepayments.
[c] Represents operating income over average earning assets.

Table 2: Selected US Dollar Interest Rates
(%)

Item	30 September 2014	30 September 2013	31 December 2013
6-Month US Dollar LIBOR	0.33	0.37	0.35
3-Year US Dollar Swap Rate	1.30	0.76	0.88

LIBOR = London interbank offered rate, US = United States.
Source: Bloomberg Finance L.P.

C. Overall Financial Results

Net income. Table 3 presents the overall financial results for the nine months ended 30 September 2014. OCR reported a net income of $220 million compared with a net income of $392 million for the same period in 2013. The decrease was mainly due to unrealized losses from the unfavorable change in the fair value of borrowings and related swaps.

Table 3: Overall Financial Results for the Nine Months Ended 30 September
($ million)

Item	2014	2013	Change
Income from loans	**451**	**498**	**(47)**
Interest income	445	490	(45)
Write-back (Provision) for loan losses	0	(0)	0
Others	6	8	(2)
Income from investments	**249**	**270**	**(21)**
Interest income	226	259	(33)
Realized gain	23	11	12
Income from equity investments	**120**	**165**	**(45)**
Profit on sale	114	111	3
Realized (loss) gain on proportionate share of income from EI accounted for under the equity method	(6)	41	(47)
Others	12	13	(1)
Other income—net	**28**	**23**	**5**
Borrowings and related expenses	**(241)**	**(304)**	**63**
Interest and other charges	(241)	(310)	69
Realized gain	–	6	(6)
Administrative expenses—OCR	**(250)**	**(305)**	**55**
Operating income	**357**	**347**	**10**
Net unrealized (losses) gains	**(138)**	**87**	**(225)**
Net unrealized gains (losses) on proportionate share of income from EI accounted for under the equity method	**1**	**(42)**	**43**
Net income	**220**	**392**	**(172)**

( ) = negative, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.

Operating income. Operating income for the nine months ended 30 September 2014 was higher by $10 million compared with the same period in 2013, primarily because of the following:

- a $63 million decrease in borrowings and related expenses due to decrease in the average cost of borrowings; and
- a $55 million decrease in administrative expenses, attributed primarily to lower accrued pension and post-retirement benefit costs.

These were offset by:

- a $68 million decrease in gross income from loans and income from investments, mainly attributed to lower returns; and
- a $45 million decrease in income from equity investments primarily from lower realized proportionate share of income from equity investments accounted for under the equity method.

Net unrealized losses for the nine months ended 30 September 2014 were $138 million (net unrealized gains of $87 million – 2013). These primarily consisted of fair value adjustments on the swapped borrowings and derivatives used for hedging borrowings, investments, and loans. The change in fair value resulted in net unrealized losses of $144 million (net unrealized gains of $26 million – 2013) for borrowings and related swaps reflecting the movements in ADB's credit spreads and interest rates during the period.

Review of lending activities. During the period, 34 OCR loans totaling $4,464 million were approved compared with 30 loan approvals totaling $2,740 million for the same period last year. Of the total, sovereign approvals amounted to $4,048 million ($2,010 million – 2013) and nonsovereign approvals amounted to $416 million ($730 million – 2013).

Total disbursements for the period amounted to $4,127 million ($3,369 million – 2013) of which $3,681 million (89.2%) was for sovereign loans ($2,846 million – 2013) and $446 million (10.8%) was for nonsovereign loans ($523 million – 2013).

Regular repayments for the period totaled $3,008 million ($3,480 million – 2013), while prepayments totaling $293 million ($646 million – 2013) were received from one sovereign (one – 2013) and four nonsovereign borrowers (five – 2013).

No loans were in nonaccrual status as of 30 September 2014 (nil – 31 December 2013).

Loan exposure. As of 30 September 2014, OCR's outstanding loan balance was $53,820 million ($53,088 million – 31 December 2013), after net unamortized loan origination costs and allowance for loan losses, of which sovereign loans represented $50,791 million ($49,947 million – 31 December 2013) and nonsovereign loans $3,029 million ($3,141 million – 31 December 2013).

Loan charges on sovereign loans. A commitment charge is levied on undisbursed balances of loans beginning 60 days after loan signing of the applicable loan agreement; charges begin to accrue when the loan becomes effective.

Starting in 2004, ADB provided a 20 basis points waiver on lending spread for borrowers or guarantors that do not have any OCR loans in arrears under ADB's operations. The waiver policy for the applicable loans is reviewed annually. In December 2013, the Board of Directors approved the continuation of this waiver policy only for borrowers of US dollar pool-based single currency loan, covering the period commencing from 1 January 2014 up to and including 31 December 2014.

For sovereign loans negotiated on or after 1 January 2014, ADB charges an effective contractual spread of 0.5% over the base lending rate.

Maturity premium. In December 2011, the Board of Directors approved the introduction of the following maturity premiums for all LIBOR-based loans and local currency loans for which formal loan negotiations were completed on or after 1 April 2012:

i. 10 basis points per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and
ii. 20 basis points per annum on loans with an average loan maturity of greater than 16 years and up to 19 years.

ADB also introduced a limit on the average maturity for new loans to not exceed 19 years. As of 30 September 2014, 88 loans totaling $14,009 million were subject to maturity premium (74 loans totaling $11,747 million – 31 December 2013).

Results-based lending. In March 2013, the Board of Directors approved piloting results-based lending (RBL). This is a new modality to support government-owned sector programs and disburse ADB financing based on program results. Loan terms under RBL are the same as for investment projects. During the period, one OCR loan (one – 2013) for $50 million was approved under RBL ($100 million – 2013). Disbursement for the period amounted to $30 million ($20 million– 2013).

Project design facility. In April 2011, the Board of Directors approved the establishment of the project design facility (PDF) to support project preparation—particularly detailed engineering design—through project design advances for OCR and Asian Development Fund (ADF) borrowers. Loans approved under the PDF will carry OCR or ADF loan terms, as applicable. Payment of loan charges is deferred until the project design advance is refinanced from the proceeds of the ensuing loan or other repayment terms take effect. Pilot implementation of the PDF is extended until 31 December 2017.

Loan charges on nonsovereign loans. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan.

The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.5% depending on the transaction. ADB applies a commitment fee typically of 0.50% to 0.75% per year on the undisbursed commitment.

Local currency loans are priced based on relevant local funding benchmarks or ADB's funding costs and a market-based spread.

Investments. The OCR liquidity investment portfolio after swaps including securities transferred under repurchase agreements and securities purchased under resale arrangements amounted to $27,805 million as of 30 September 2014 ($25,415 million – 31 December 2013). The annualized rate of return on the total OCR investments portfolio excluding unrealized gains and losses on investments was 1.2% for the nine months ended 30 September 2014 (1.4% – 2013).

Borrowings. OCR borrowings after swaps amounted to $65,452 million as of 30 September 2014 ($61,649 million – 31 December 2013). The average cost of borrowings net of swaps for the nine months ended 30 September 2014 was 0.73% (0.63% – 2013). For the nine months ended 30 September 2014, ADB recorded $12,244 million in new medium and long-term borrowings ($10,002 million – 2013) and $1,737 million in short-term borrowings ($1,767 million – 2013).

D. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB would be a default of a large part of its loan and guarantee portfolio. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb both the expected and unexpected losses due to such credit risk. Under the capital adequacy framework, ADB will assess its capital adequacy at least annually with the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 September 2014, the stress test results indicated that ADB had an adequate equity capital position in relation to the credit risk in its loan and guarantee portfolio. Aside from the income-based stress testing of the equity-to-loan ratio (ELR), ADB also measures its exposure to credit risk in terms of expected losses and accordingly provides the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the

volume of loans experiencing a non-accrual shock, the latter being a key input in the income-based stress testing of the ELR.

E. Capital and Resources

The total authorized capital of ADB is 10,638,933 shares valued at $158,237 million as of 30 September 2014. Subscribed capital as of 30 September 2014 was 10,520,955 shares, net of temporary reduction, valued at $156,482 million which consisted of $7,859 million paid-in ($6,209 million of which was paid as of 30 September 2014) and $148,623 million callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

In May 2014, the Board of Governors approved the allocation of 2013 net income of $548 million, after appropriation of guarantee fees to special reserve, as follows: (i) $31 million representing adjustment to the Loan Loss Reserve as of 31 December 2013, be added from the Loan Loss Reserve to the net income; (ii) $97 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, to the Cumulative Revaluation Adjustment account; (iii) $332 million to the Ordinary Reserve; (iv) $120 million to the ADF; and (v) $30 million to the Technical Assistance Special Fund (TASF).

ADB's lending limitation policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, excluding special reserves. In addition, ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus).

As of 30 September 2014, ADB's lending headroom was $113,300 million ($120,577 million – 31 December 2013) and ADB's borrowing headroom was $54,749 million ($61,292 million – 31 December 2013).

III. SPECIAL FUNDS

In addition to OCR, ADB administers Special Funds consisting of the ADF, TASF, the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); ADB Institute (ADBI); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); the Asia Pacific Disaster Response Fund (APDRF); and the Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP, except those for the ADF, for which special purpose financial statements are prepared (see Note B of the ADF Financial Statements).

A. Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to the DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2014, the governments of 34 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. ADF also provides financing in the form of grants for projects and programs of high developmental priority.

In July 2012, the Board of Governors adopted a resolution providing for the 10th replenishment of the ADF (ADF XI) and the 5th regularized replenishment of the TASF. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for 4 years from January 2013, and for replenishment of the TASF in conjunction with the ADF replenishment to finance TA operations under the TASF. The total replenishment of SDR8,084 million ($12,638 million equivalent at Resolution No. 357 exchange rates) comprised SDR7,843 million for ADF XI and SDR241 million for the TASF. About 38% of the replenishment will be financed from new donor contributions totaling SDR3,086 million ($4,826 million equivalent). The replenishment became effective on 4 June 2013. As of 30 September 2014, ADB had received instruments of contributions from 30 donors for a total of SDR2,814 million ($4,399 million equivalent).

Heavily Indebted Poor Countries Initiative. In response to ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the Heavily Indebted Poor Countries (HIPC) Initiative, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82 million.

Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC Initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on 9 July 2007. The decision point is where an HIPC country, having met certain conditions, becomes eligible to receive interim debt relief on a provisional basis following approval by the Board of Directors to provide debt relief under the HIPC Initiative. Debt relief has been delivered by partial reduction of debt service payments as they come due.

On 26 January 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106 million. As of 30 September 2014, ADF had delivered $16 million under this arrangement, bringing the balance to $90 million which will be provided through a reduction of Afghanistan's debt service from October 2014 to February 2028.

Contributed resources. ADF XI became effective on 4 June 2013. As of 30 September 2014, $3,452 million has been committed and made effective, of which $1,615 million has been received and made available for operational commitments.

During the period, $999 million in contributions ($818 million – ADF XI; $16 million – ADF X; $10 million – ADF IX; $155 million – ADF VIII) and $14 million of amortized discounts due to accelerated rates encashments for ADF IX, ADF X and ADF XI have been received and made available for operational commitments. In May 2014, the Board of Governors approved the transfer of $120 million to the ADF as part of OCR's 2013 net income allocation.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments (ANE) for ADF IX, ADF X and ADF XI, amounted to $35,333 million as of 30 September 2014 ($36,564 million – 31 December 2013), of which $33,287 million ($33,499 million – 31 December 2013) was made available for operational commitments. The contributions not yet available comprise: (i) unpaid qualified contributions; (ii) unpaid

contributions from donors who exercised pro-rata rights based on qualified contributions; and (iii) unamortized discounts on ANE.

The remaining unpaid contributions including amounts allocated to TASF under ADF IX, ADF X, and ADF XI as of 30 September 2014 totaled $76 million, $187 million, and $211 million, respectively. The balance of commitment authority available for operations at 30 September 2014 increased to $1,405 million ($422 million – 31 December 2013).

Review of lending activities. During the period, 28 ADF loans totaling $1,787 million were approved compared with 23 approvals totaling $1,453 million for the same period last year. Disbursements for the period totaled $1,318 million, a decrease of 4.1% from $1,375 million for the same period in 2013. The decrease was mainly due to a $512 million policy-based loan disbursed to Myanmar in 2013, compared with $399 million policy-based loan disbursed to Pakistan during the period. Regular repayments for the period totaled $947 million ($1,329 million – 2013).

Results-based lending. During the period, one ADF loan (one – 2013) for $50 million was approved under RBL ($100 million – 2013). Disbursement for the period amounted to $31 million ($20 million – 2013).

Loans. As of 30 September 2014, ADF's outstanding loan exposure was $27,927 million ($28,606 million – 31 December 2013), net of allowance for HIPC debt relief of $70 million ($74 million – 31 December 2013).

Loan term. All project and policy-based loans negotiations completed prior to 1 January 2013 carry interest charges of 1.0% during the grace period and 1.5% during the amortization period. Policy-based loans have a fixed term of 24 years including a grace period of 8 years and project loans have a fixed term of 32 years including a grace period of 8 years.

In June 2012, the Board of Directors approved the hardening of lending terms to blend countries for which formal loan negotiations have been completed on or after 1 January 2013 to have an interest rate of 2.0% throughout the loan tenor. In addition, project and policy loans to blend countries will have a fixed term of 25 years maturity including a grace period of 5 years. The loan terms for ADF-only countries remained the same.

Emergency assistance loans carry an interest rate of 1.0% over the life of the loan.

Framework for grants and hard-term facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans.

For hard-term ADF loans approved in 2014, the interest rate was set at (i) 1.77% fixed for the life of the loans (1.0% during the grace period and 1.5% thereafter – 2013) for ADF-only countries; and (ii) 2.0% fixed for the life of the loans (2.0% fixed – 2013) for blend countries.

During the nine months ended 30 September 2014, no loan was approved under this facility (two for ADF-only countries – 2013).

Grants. Grants are recognized in the financial statements upon effectivity, i.e., when the agreements are signed and all conditions are satisfied. During the period, net grants expensed amounted to $798 million ($423 million – 2013), consisting of 16 grants that became effective totaling $805 million and $7 million write-back of undisbursed commitments for savings on financially closed and/or cancelled projects (14 grants totaling $499 million and $76 million write-back undisbursed commitments of partially cancelled projects – 2013).

Investments. The investment portfolio, including securities purchased under resale arrangements, amounted to $6,777 million as of 30 September 2014 ($6,966 million – 31 December 2013). About 21.4% of the portfolio was placed in bank deposits and 78.6% was invested in fixed income securities. The annualized rate of return on the total investment portfolio, excluding unrealized gains and losses, was 0.8% for the nine months ended 30 September 2014 (0.9% – 2013).

B. Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs, and regional TA.

In July 2012, as part of the ADF XI replenishment, the donors agreed to contribute 3% of the total replenishment size as the fifth replenishment of the TASF. The replenishment covers 2013–2016.

Contributed resources. As of 30 September 2014, 29 donors committed a total of $342.8 million to TASF, as part of the ADF XI and the fifth regularized replenishment of TASF. Of the total commitment, $165.2 million has been received.

As part of the ADF X and fourth regularized replenishment of TASF, $313.2 million of the total commitment of $339.3 million, had been received as of 30 September 2014.

During the period, India made a direct voluntary contribution of Rs10.0 million ($0.2 million equivalent), an additional $2.0 million was committed for the fifth regularized replenishment of the TASF, and $30 million was allocated to the TASF as part of the OCR's 2013 net income allocation. As of 30 September 2014, total TASF resources amounted to $2,306.9 million, of which $2,012.8 million was committed, leaving an uncommitted balance of $294.1 million ($329.6 million – 31 December 2013).

Operations. During the period, TA expensed net of write-back amounted to $56.8 million ($72.8 million – 2013), consisting of 90 TA projects and 29 supplementary approval that became effective totaling $76.0 million, and $19.2 million write-backs of undisbursed commitments for completed and cancelled TA projects (110 TA projects and 14 supplementary approvals totaling $84.1 million and $11.3 million write-back – 2013). Undisbursed commitments net of grant and/or TA advances decreased to $321.4 million as of 30 September 2014 ($342.7 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio including securities purchased under resale arrangements, amounted to $394.1 million, compared with $414.0 million at the end of 2013. Total revenue from investments for the nine months ended 30 September 2014 and 2013 was $1.9 million.

C. Japan Special Fund

The JSF was established in 1988 to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 30 September 2014, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $909.7 million of which had been committed, leaving an uncommitted balance, including approved TA projects that are not yet effective, of $64.1 million ($62.6 million – 31 December 2013).

Operations. During the period, net TA written back amounted to $1.6 million ($1.4 million – 2013). No new TA projects or grants were approved or made effective during the nine months ended 30 September 2014 and 2013. The undisbursed commitments net of grant and/or TA advances decreased to $9.9 million as of 30 September 2014 ($13.8 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $71.5 million ($75.8 million – 31 December 2013). Total revenue from investments for the nine months ended 30 September 2014 and 2013 was $0.1 million.

Asian Currency Crisis Support Facility. The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.9 million as of 30 September 2014 have been retained in the ACCSF; $36.7 million was invested in time deposits and has earned $0.06 million in interest income.

D. ADB Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in DMCs.

The costs for operating the Institute are met from ADBI, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2014, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs was $5.9 million.

E. Pakistan Earthquake Fund

The PEF was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The dedicated fund is to deliver emergency grant financing for investment projects and TA projects to support immediate reconstruction, rehabilitation and associated development activities. The PEF was terminated on 30 June 2011, and all projects were financially completed as of 30 September 2013. The fund remains open pending completion of winding up activities.

Contributed resources. As of 30 September 2014, total resources of the fund amounted to $147.5 million, $128.8 million of which has been committed, leaving an uncommitted balance of $18.7 million ($18.3 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $16.2 million ($17.5 million – 31 December 2013). Total revenue from investments for the nine months ended 30 September 2014 was $0.3 million ($0.2 million – 2013).

F. Regional Cooperation and Integration Fund

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed resources. On 6 March 2014, the Government of Japan committed its 1st contribution to the RCIF amounting to ¥246.0 million ($2.4 million equivalent). As of 30 September 2014, total resources of the fund amounted to $61.5 million, $54.2 million of which has been committed, leaving an uncommitted balance of $7.3 million ($5.1 million – 31 December 2013).

Operations. During the period, TA expensed net of write-back amounted to $0.1 million ($1.3 million – 2013) consisting of two TA projects and one supplementary approval totaling $1.7 million that became effective and a $1.6 million write-back for financially completed and/or cancelled projects (three TA projects and two supplementary approvals totaling to $1.5 million and $0.2 million write-back – 2013). The balance of undisbursed commitments net of grant and/or TA advances as of 30 September 2014 amounted to $11.0 million ($12.6 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $15.4 million ($17.5 million – 31 December 2013). Total revenue from investments for the nine months ended 30 September 2014 and 2013 was $0.02 million.

G. Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in the DMCs to address the causes and consequences of climate change alongside ADB assistance in various related sectors.

Contributed resources. As of 30 September 2014, total resources of the fund amounted to $60.3 million, $47.8 million of which has been committed, leaving an uncommitted balance of $12.5 million ($13.6 million – 31 December 2013).

Operations. During the period, TA and/or grant expensed net of write-back amounted to $0.9 million (TA and/or grant expensed net of write-back of $2.0 million – 2013) consisting of two TA projects and two supplementary approvals that became effective totaling to $1.5 million and $0.6 million write-back for financially completed and/or cancelled projects (two TA projects and one grant totaling to $2.3 million and $0.3 million write-back – 2013). The balance of undisbursed commitments net of grant and/or TA advances as of 30 September 2014 amounted to $21.4 million ($25.0 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $31.9 million ($36.9 million – 31 December 2013). Total revenue from investments for the nine months ended 30 September 2014 was $0.04 million.

H. Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 30 September 2014, total resources of the fund amounted to $40.2 million, $35.9 million of which has been committed, leaving an uncommitted balance of $4.3 million ($4.7 million – 31 December 2013).

Operations. During the period, there was a grant expensed amounting to $0.2 million (net write-back amounted to $0.7 million – 2013) consisting of one grant that became effective (three grants amounting to $0.8 million and $1.5 million write-back – 2013). The fund had no undisbursed commitments net of grant and/or TA advances as of 30 September 2014 and 31 December 2013.

I. Financial Sector Development Partnership Special Fund

The FSDPSF was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. As of 30 September 2014, total resources of the fund amounted to $7.1 million, $0.8 million of which has been committed, leaving an uncommitted balance of $6.3 million ($7.2 million – 31 December 2013).

Operations. During the period, TA expensed amounted to $0.8 million consisting of three TA projects and one supplementary approval that became effective (nil – 2013). The balance of undisbursed commitments net of grant and/or TA advances as of 30 September 2014 amounted to $0.8 million (nil – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $5.2 million ($4.8 million – 31 December 2013).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
As of 30 September 2014 and 31 December 2013
($ million)

	30 September 2014			31 December 2013
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	1,103		1,103	316
Investments	26,802		26,802	24,452
Securities transferred under repurchase agreements	514		514	592
Securities purchased under resale arrangements	315		315	306
Loans outstanding	53,775		53,775	53,051
Unamortized net loan origination costs, less allowance for loan losses	45		45	37
Equity investments	894	(40)	854	784
Accrued interest receivable				
Investments	84		84	93
Loans	171		171	149
Receivable from swaps				
Borrowings	28,489	(875)	27,614	26,647
Investments	8,297	(17)	8,280	7,076
Loans	602	(6)	596	617
Other assets	1,010	1,121	2,131	1,968
TOTAL	**122,101**	**183**	**122,284**	**116,088**
Borrowings	64,637	(854)	63,783	61,189
Payable for swaps				
Borrowings	29,304	(29)	29,275	27,243
Investments	7,603	(49)	7,554	6,374
Loans	536	(15)	521	561
Payable under securities repurchase agreements	520		520	602
Payable for swap related collateral	527		527	633
Accounts payable and other liabilities	1,578		1,578	1,518
Total Liabilities	**104,705**	**(947)**	**103,758**	**98,120**
Paid-in capital	6,209	1,121	7,330	6,843
Net notional maintenance of value receivable	(1,494)		(1,494)	(1,390)
Ordinary reserve	11,535	3	11,538	11,170
Special reserve	298		298	282
Loan loss reserve	230		230	261
Surplus	1,065		1,065	1,065
Cumulative revaluation adjustments account	59	(59)	–	–
Net income[b]	204	137	341	451
Accumulated other comprehensive loss	(710)	(72)	(782)	(714)
Total Equity	**17,396**	**1,130**	**18,526**	**17,968**
TOTAL	**122,101**	**183**	**122,284**	**116,088**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects, Asian Development Bank's share in unrealized gains or losses from equity investments accounted for under the equity method, and nonnegotiable, and noninterest-bearing demand obligations on account of subscribed capital.

[b] Net income after appropriation of guarantee fees to the Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2014 and 31 December 2013

Expressed in Millions of US Dollars

ASSETS

	30 September (Unaudited)		31 December	
DUE FROM BANKS		$ 1,103		$ 316
INVESTMENTS (Notes C and M)		26,802		24,452
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes C, D and M)		514		592
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D and M)		315		306
LOANS OUTSTANDING (Notes E and M) (Includes net unamortized loan origination costs of $80 – 30 September 2014, $73 – 31 December 2013; net of allowance for loan losses of $35 – 30 September 2014, $36 – 31 December 2013)		53,820		53,088
EQUITY INVESTMENTS (Notes G and M)		894		819
ACCRUED INTEREST RECEIVABLE		255		242
RECEIVABLE FROM SWAPS (Notes H, J and M)				
Borrowings	$ 28,489		$ 27,322	
Investments	8,297		7,095	
Loans	602	37,388	626	35,043
OTHER ASSETS				
Property, furniture, and equipment	173		167	
Investment related receivables	49		3	
Swap related collateral (Notes H and M)	527		633	
Miscellaneous (Note I)	261	1,010	207	1,010
TOTAL		**$ 122,101**		**$ 115,868**

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES, CAPITAL, AND RESERVES

	30 September (Unaudited)		31 December	
BORROWINGS (Notes H, J, and M)				
At amortized cost	$ 3,382		$ 4,258	
At fair value	61,255	$ 64,637	57,372	$ 61,630
PAYABLE FOR SWAPS (Notes H, J, and M)				
Borrowings	29,304		27,341	
Investments	7,603		6,428	
Loans	536	37,443	578	34,347
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes D and M)		520		602
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	241		102	
Swap related collateral (Notes H and M)	527		633	
Accrued pension and postretirement medical benefit costs	1,151		1,248	
Miscellaneous (Notes F and I)	186	2,105	168	2,151
Total Liabilities		104,705		98,730
CAPITAL AND RESERVES (OCR-3)				
Capital Stock (Note K)				
Authorized (SDR106,389 – 30 September 2014 and 31 December 2013)				
Subscribed (SDR106,149 – 30 September 2014 and 31 December 2013, net of temporary reduction of SDR939 – 30 September 2014 and SDR429 – 31 December 2013)		156,482		162,809
Less—"callable" shares subscribed (SDR100,827 – 30 September 2014 and 31 December 2013, net of temporary reduction of SDR901 – 30 September 2014 and SDR412 – 31 December 2013)		148,623		154,640
"Paid-in" shares subscribed (SDR5,322 – 30 September 2014 and 31 December 2013, net of temporary reduction of SDR38 – 30 September 2014 and SDR17 – 31 December 2013)		7,859		8,169
Less—subscription installments not due		443		1,238
Subscription installments matured		7,416		6,931
Less—Capital transferred to the Asian Development Fund and discount		86		88
		7,330		6,843
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)		(1,121)		(958)
		6,209		5,885
Net notional amounts required to maintain value of currency holdings		(1,494)		(1,390)
Ordinary reserve (Note K)		11,535		11,166
Special reserve (Note K)		298		282
Loan loss reserve (Note K)		230		261
Surplus (Note K)		1,065		1,065
Cumulative revaluation adjustments account (Note K)		59		(38)
Net income after appropriation				
For the calendar year 2013 (Note K)				548
For the nine months ended 30 September 2014 (OCR-2)		204		–
Accumulated other comprehensive loss (Note K)		(710)		(641)
Total Capital and Reserves		17,396		17,138
TOTAL		**$ 122,101**		**$ 115,868**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 451	$ 498
From investments (Note C)	226	259
From guarantees	16	13
From equity investments	8	14
From other sources—net	19	17
TOTAL REVENUE	720	801
EXPENSES (Note L)		
Borrowings and related expenses	241	310
Administrative expenses (Note K)	250	305
(Write-back) Provision for loan losses (Note E)	(0)	0
Other expenses	8	6
TOTAL EXPENSES	499	621
NET REALIZED GAINS (Note L)		
From investments (Notes C and K)	23	10
From equity investments (Note K)	114	109
From borrowings	0	6
NET REALIZED GAINS	137	125
NET UNREALIZED (LOSSES) GAINS (Notes J and L)	(138)	87
NET INCOME	**$ 220**	**$ 392**

0 = less than $0.5 million.
The accompanying notes are an integral part of these condensed financial statements (OCR-6).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)		2013 (Unaudited)	
NET INCOME		$ 220		$ 392
Other comprehensive loss (Note K)				
Currency translation adjustments	$ (41)		$ (119)	
Unrealized investment holding gains (losses)	(71)		(349)	
Pension/postretirement liability adjustments	43	(69)	76	(392)
COMPREHENSIVE INCOME		**$ 151**		**$ –**

OCR-4

CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)		2013 (Unaudited)	
Balance, 1 January		$ 17,138		$ 16,420
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 220		$ 392	
Other comprehensive loss (OCR-3)	(69)	151	(392)	–
Subscriptions received		585		566
Demand obligations on account of subscriptions received		(297)		(150)
Change in SDR values		(98)		136
Change in ordinary reserve		(37)		2
Notional MOV		104		(356)
Allocation to ADF		(120)		(120)
Allocation to TASF		(30)		(30)
Allocation to CCF		–		(9)
Allocation to RCIF		–		(6)
Allocation to FSDPSF		–		(3)
Balance, 30 September		**$ 17,396**		**$ 16,450**

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

OCR-5

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 390	$ 489
Interest on investments received	254	279
Interest and other financial expenses paid	(186)	(341)
Administrative expenses paid	(337)	(288)
Others—net	30	22
Net Cash Provided by Operating Activities	151	161
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	4,835	1,186
Maturities of investments	134,811	130,962
Purchases of investments	(142,216)	(132,557)
Receipts from securities purchased under resale arrangements	116,807	73,861
Payments for securities purchased under resale arrangements	(116,825)	(74,021)
Principal collected on loans	3,301	4,126
Loans disbursed	(4,100)	(3,337)
Receipts from swaps	244	726
Payments for swaps	(22)	–
Property, furniture, and equipment acquired	(24)	(15)
Change in swap related collateral	(93)	(1,679)
Purchases of equity investments	(170)	(115)
Sales of equity investments	157	249
Net Cash Used in Investing Activities	(3,295)	(614)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,027	11,872
Borrowings redeemed	(10,468)	(12,381)
Capital subscriptions collected	373	326
Issuance expenses paid	(19)	(16)
Demand obligations of members encashed	39	40
Receipts from swaps	188	778
Payments for swaps	(33)	–
Resources transferred to ADF	(120)	(120)
Resources transferred to TASF	(30)	(30)
Resources transferred to CCF	–	(9)
Resources transferred to RCIF	–	(6)
Resources transferred to FSDPSF	–	(3)
Net Cash Provided by Financing Activities	3,957	451
Effect of Exchange Rate Changes on Due from Banks	(26)	6
Net Increase in Due from Banks	787	4
Due from Banks at Beginning of Period	316	263
Due from Banks at End of Period	$ 1,103	$ 267

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the US dollar, and the financial statements are expressed in US dollars.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. ADB records derivatives in the Balance Sheet as either assets or liabilities measured at fair value, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

continued

The Fair Value Option

ADB has adopted the Fair Value Option subsections of ASC 825, "Financial Instruments" (ASC 825 or the Fair Value Option). ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

In adopting ASC 825, ADB elected to fair value all variable rate borrowings or those borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and fixed rate borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In March 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-05, *"Foreign Currency Matters (Topic 830) – Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,"* to provide guidance on whether to release cumulative translation adjustments on certain derecognition events. An entity is required to apply the amendments prospectively for fiscal years beginning after 15 December 2013, and interim periods within those annual periods. This ASU currently does not have an impact on OCR's financial statements.

In December 2013, the FASB issued ASU 2013-12 *"Definition of a Public Business Entity – An Addition to the Master Glossary"* to define *public business entity* in the Master Glossary of the FASB Accounting Standards Codification. The amendment does not affect existing requirements. There is no actual effective date for the amendment. However, the new definition will be applied to all new Accounting Standards Updates issued in 2014 and onwards that will use the term *public business entity.* This ASU does not have an impact on OCR's financial statements.

continued

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact OCR's financial statements.

In June 2014, the FASB issued ASU 2014-10 *"Development Stage Entities (Topic 915) – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation"* to improve financial reporting by reducing the cost and complexity associated with the incremental reporting requirements for development stage entities. An entity is required to apply the amendments retrospectively, except for the clarification to Topic 275 which shall be applied prospectively, for annual reporting periods after 15 December 2014, and interim reporting periods therein. ADB is currently assessing the impact of this ASU on OCR's financial statements

In June 2014, the FASB issued ASU 2014-11 *"Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"* to change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements and to provide increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. An entity is required to apply the amendments prospectively for annual reporting periods after 15 December 2014, and for interim periods after 15 March 2015. This ASU is not expected to impact OCR's financial statements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and negotiable certificates of deposit held as of 30 September 2014 and 31 December 2013 are considered Available for Sale and are reported at fair value (FV). Unrealized gains and losses are reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive income. Realized gains and losses are included in REVENUE From investments and are measured by the difference between amortized cost and the net proceeds of sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio. Realized gains or losses on futures are reported in income based on daily settlement of the net cash margin.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

continued

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Securities transferred under securities lending arrangements included in Investments as of 30 September 2014 and 31 December 2013 were as follows:

($ million)	30 September 2014	31 December 2013
Government or government - guaranteed obligations	$ 21	$ 45

The estimated fair value of investments by contractual maturity as of 30 September 2014 and 31 December 2013 was as follows:

($ million)	30 September 2014	31 December 2013
Due in one year or less	$ 12,046	$ 12,954
Due after one year through five years	13,910	10,523
Due after five years through ten years	833	962
Due after ten years through fifteen years	13	13
Total	$ 26,802	$ 24,452

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million) As of	30 September 2014	31 December 2013
Amortized cost	$ 21,552	$ 20,687
Estimated fair value	21,639	20,822
Gross unrealized gains	138	206
Gross unrealized losses	(51)	(71)

($ million) For the quarters ended 30 September:	2014	2013
Change in net unrealized gains (losses) from prior period	$ (48)	$ (177)
Proceeds from sales	4,835	1,186
Gross gain on sales	23	11
Gross loss on sales	(1)	0

0 = less than $0.5 million

continued

The table below lists investments that sustained unrealized losses as of 30 September 2014 and 31 December 2013. There were 39 government or government-guaranteed obligations (three – 31 December 2013), and 72 corporate obligations (16 – 31 December 2013) that sustained unrealized losses for over one year representing 9.02% (0.44% – 31 December 2013) of the total investments. Comparative details as of 30 September 2014 and 31 December 2013 are as follows:

($ million)

As of 30 September 2014	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government - guaranteed obligations	$ 6,790	$ 21	$ 2,323	$ 29	$ 9,113	$ 50
Other securities						
Corporate obligations	207	1	96	1	303	2
Total	$ 6,997	$ 22	$ 2,419	$ 30	$ 9,416	$ 52

0 = less than $0.5 million.

($ million)

As of 31 December 2013	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government - guaranteed obligations	$ 6,632	$ 63	$ 94	$ 5	$ 6,726	$ 67
Other securities						
Corporate obligations	255	4	13	0	268	4
Total	$ 6,887	$ 67	$ 107	$ 5	$ 6,994	$ 71

0 = less than $0.5 million.

continued

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 September 2014 and 31 December 2013 was as follows:

($ million)

	30 September 2014	Fair Value Measurements		
		Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 20,793	$ 18,798	$ 1,595	$ 400
Time deposits	5,162	–	5,162	–
Other securities	847	845	2	–
Securities transferred under repurchase agreements	514	514	–	–
Securities purchased under resale arrangements	315	–	315	–
Total at fair value	**$ 27,631**	**$ 20,157**	**$ 7,074**	**$ 400**

($ million)

	31 December 2013	Fair Value Measurements		
		Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 20,182	$ 17,877	$ 2,305	$ –
Time deposits	3,630	–	3,630	–
Other securities	640	630	10	–
Securities transferred under repurchase agreements	592	592	–	–
Securities purchased under resale arrangements	306	–	306	–
Total at fair value	**$ 25,350**	**$ 19,099**	**$ 6,251**	**$ –**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations, corporate obligations, and other debt securities. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs. Time deposits are reported at cost, which approximates fair value.

OCR's INVESTMENTS are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio.

continued

The table below provides the details of transfers between Levels 1 and 2 for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	30 September 2014		31 December 2013	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 84	$ (84)	$ 44	$ (44)
Transfers (out of) into	(82)	82	–	–
Corporate obligations				
Transfers into (out of)	10	(10)	12	(12)
Transfers (out of) into	(1)	1	–	–
	$ 11	$ (11)	$ 56	$ (56)

The inter-level transfers are attributed to the availability of market quotes.

Investments categorized as Level 3 include securities with fair values provided by independent pricing providers. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

The following table presents the changes in the carrying amounts of ADB's Level 3 investments for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	2014	
	Investments	
	Government or gov't.-guaranteed obligations	Corporate obligations
Balance, beginning of the period	$ –	$ –
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	–
Included in other comprehensive income (Note K)		
Currency translation adjustment	–	–
Unrealized investment holding gains	–	–
Purchases	400	–
Sales/Maturities	–	–
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	–	–
Balance, end of the period	$ 400	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ –	$ –

[a] Included in income from Investments (OCR-2).
[b] Included in unrealized investment holding gains (losses) for the period (Note K).

continued

($ million)

	2013	
	Investments	
	Government or gov't.-guaranteed obligations	Corporate obligations
Balance, beginning of the period	$ 101	$ 4
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	–
Included in other comprehensive income (Note K)		
Currency translation adjustment	–	–
Unrealized investment holding losses	(1)	–
Purchases	–	–
Sales/Maturities	(100)	–
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	–	(4)
Balance, end of the period	$ –	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ –	$ –

[a] Included in income from Investments (OCR-2).
[b] Included in unrealized investment holding gains (losses) for the period (Note K).

There were no transfers in and out of Level 3 for the nine months ended 30 September 2014 (one – 31 December 2013). Transfer out of Level 3 for the year ended 31 December 2013 was attributed to the availability of the observable inputs. Investment securities classified under Level 3 consist of three government or government-guaranteed obligations with a credit quality rating equivalent to Fitch's AAA and Moody's Aaa and one that was not rated.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received is recorded as liabilities and restricted cash. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements with counterparties ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the various events of a default and termination events specified occur and includes provisions to offset the sum due from one party against the sum due to the other.

continued

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements presented in the balance sheet as of 30 September 2014 and 31 December 2013 are summarized below. (See Note H for Derivative Instruments.)

($ million)

	As of 30 September 2014				As of 31 December 2013			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Payable under securities repurchase agreement	$ 520	$ 514	$ –	$ 6	$ 602	$ 592	$ –	$ 10
Total	$ 520	$ 514	$ –	$ 6	$ 602	$ 592	$ –	$ 10

NOTE E—LOANS

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans, and reports the loans at their carrying book values.

As of 30 September 2014 and 31 December 2013, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

Borrower/Guarantor	30 September 2014	31 December 2013
People's Republic of China	$ 14,392	$ 13,886
India	12,629	12,112
Indonesia	7,541	8,577
Pakistan	4,785	4,942
Philippines	4,514	4,102
Viet Nam	2,337	2,178
Others (individually less than 5% of total loans)	7,577	7,254
Total loans	53,775	53,051
Allowance for loan losses	(35)	(36)
Net unamortized loan origination costs	80	73
Net loans outstanding	$ 53,820	$ 53,088

Loans outstanding as of 30 September 2014 include nonsovereign loans amounting to $3,029 million ($3,141 million – 31 December 2013).

The undisbursed balance of approved and not yet effective loans as of 30 September 2014 was $31,866 million ($32,134 million – 31 December 2013). This included an undisbursed balance of approved nonsovereign loans amounting to $2,910 million ($3,017 million – 31 December 2013). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $398 million ($282 million – 31 December 2013).

continued

Waiver on Loan Charges

For eligible sovereign loans negotiated before 1 October 2007, ADB continued to provide a waiver of a portion of interest on loans and commitment charges on undisbursed balances. The reduction in net income from the waivers on loan charges for the nine months ended 30 September 2014 and 2013 is summarized below:

($ million)

	30 September 2014		30 September 2013	
Interest waiver	$	18	$	45
Commitment charge waiver		0		1
Total	$	18	$	46

0 = less than $0.5 million

Overdue amounts

There were no sovereign and nonsovereign loans in nonaccrual status as of 30 September 2014 and 31 December 2013. An analysis of the age of the recorded loans outstanding that are past due as of 30 September 2014 and 31 December 2013 is as follows:

($ million)

	Overdue Loan Service Payments									
	1-90 Days		> 90 Days		Total		Current		Total Loans	
30 September 2014										
Sovereign loans	$	–	$	–	$	–	$	50,682	$	50,682
Nonsovereign loans		–		–		–		3,093		3,093
Total	$	–	$	–	$	–	$	53,775		53,775
Allowance for loan losses										(35)
Unamortized direct loan origination fees—net										80
Loans Outstanding									**$**	**53,820**

($ million)

	Overdue Loan Service Payments									
	1-90 Days		> 90 Days		Total		Current		Total Loans	
31 December 2013										
Sovereign loans	$	–	$	–	$	–	$	49,849	$	49,849
Nonsovereign loans		–		–		–	$	3,202	$	3,202
Total	$	–	$	–	$	–	$	53,051		53,051
Allowance for loan losses										(36)
Unamortized direct loan origination fees—net										73
Loans Outstanding									**$**	**53,088**

As of 30 September 2014, there were no loans 90 days or greater past due still accruing interest (nil – 31 December 2013).

continued

Allowance for Loan Losses

The changes in the allowance for loan losses during the nine months ended 30 September 2014, and for the year ended 31 December 2013, as well as information pertaining to loans which were subject to specific allowance for loan losses were as follows:

($ million)

	30 September 2014			31 December 2013		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 36	$ 36	$ –	$ 43	$ 43
Provision during the period	–	2	2	–	4	4
Written back/off	–	(3)	(3)	–	(10)	(10)
Translation adjustment	–	0	0	–	(1)	(1)
Ending balance	$ –	$ 35	$ 35	$ –	$ 36	$ 36
Ending balance individually evaluated for impairment	$ –	$ 7	$ 7	$ –	$ 7	$ 7
Ending balance collectively evaluated for impairment	$ –	$ 29	$ 29	$ –	$ 29	$ 29
Loans:						
Ending balance	$ 50,682	$ 3,093	$ 53,775	$ 49,849	$ 3,202	$ 53,051
Ending balance individually evaluated for impairment	$ –	$ 22	$ 22	$ –	$ 26	$ 26
Ending balance collectively evaluated for impairment	$ –	$ 3,071	$ 3,071	$ –	$ 3,176	$ 3,176

0 = less than $0.5 million

Allowances are established for all impaired loans. The recorded impaired loans receivable with related allowance for loan losses during the nine months ended 30 September 2014, and for the year ended 31 December 2013 were as follows:

($ million)

	30 September 2014			31 December 2013		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign loans	22	–	7	26	–	7

No loans were modified or restructured during the nine months ended 30 September 2014 (nil – 31 December 2013).

continued

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and capital adequacy framework.

ADB monitors credit quality of the loan portfolio by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $22 million in nonsovereign loans that are considered impaired ($26 million – 31 December 2013).

($ million)

		Sovereign Loans		Nonsovereign Loans	
Risk Class	**Risk Rating**	**30 September 2014**	**31 December 2013**	**30 September 2014**	**31 December 2013**
Low credit risk	1–5 (AAA to BBB–)	$ 39,303	$ 38,672	$ 1,032	$ 1,103
Medium credit risk	6–11 (BB+ to B–)	6,823	6,485	1,763	1,787
High credit risk	12–14 (CCC+ to D)	4,556	4,692	298	312
Total		$ 50,682	$ 49,849	$ 3,093	$ 3,202

As of 30 September 2014, ADB's loan and guarantee portfolios had a significant concentration of credit risk to Asia and Pacific region. The credit exposure determined based on fair value amounted to $56,886 million ($55,650 million – 31 December 2013).

Fair Value Disclosure

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. As of 30 September 2014 and 31 December 2013, all loans are carried at amortized cost.

Fair valuation is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, reduced by specific and collective provisions. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the fair value of the loan portfolio. The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

continued

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the fair value of the loan.

The fair value hierarchy of all ADB loans as of 30 September 2014 and 31 December 2013 was as follows:

($ million)	30 September 2014	31 December 2013
Level 1	$ –	$ –
Level 2	48,165	46,719
Level 3	6,841	7,151
Total loans at fair value	**$ 55,006**	**$ 53,870**

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

continued

The committed and outstanding amounts of these guarantee obligations as of 30 September 2014 and 31 December 2013 covered:

($ million)

	30 September 2014		31 December 2013	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
Trade related				
with counterguarantee	$ 295	$ 295	$ 142	$ 142
without counterguarantee	742	459	694	453
	1,037	754	836	595
Non-Trade related				
with counterguarantee	$ 994	$ 926	$ 1,031	$ 962
without counterguarantee	104	53	171	41
	1,098	979	1,202	1,003
Subtotal	2,135	1,733	2,038	1,598
Political Risk Guarantees				
with counterguarantee	202	117	203	144
without counterguarantee	60	30	61	38
	262	147	264	182
Total	$ 2,397	$ 1,880	$ 2,302	$ 1,780

The committed amount represents the maximum potential amount of undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 September 2014, a total liability of $27 million ($32 million – 31 December 2013) relating to standby ready obligations for six partial credit risk guarantees (six – 31 December 2013) and three political risk guarantees (three – 31 December 2013) have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002.

Fair Value Disclosure

As of 30 September 2014 and 31 December 2013, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the fair value hierarchy.

The accounting division is responsible for determining and reporting the fair value of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the fair value of the guarantees.

The valuation technique and quantitative information regarding significant unobservable inputs for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 September 2014 and 31 December 2013 are summarized below:

continued

30 September 2014	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.6%)

31 December 2013	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.7%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	Guarantee Receivable/Liability	
	2014	2013
Balance, beginning of the period	$ 32	$ 22
Issuances	9	25
Amortization	(14)	(15)
Balance, end of the period	$ 27	$ 32

NOTE G—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are reported: (i) at fair value; (ii) under the equity method; and (iii) at cost or written down as follows:

($ million)

	30 September 2014	31 December 2013
Equity method	$ 564	$ 523
Cost method	268	176
Fair value method	62	120
Total	**$ 894**	**$ 819**

Equity investments with readily determinable fair values that are not accounted for under the equity method are reported at fair value. As of 30 September 2014 equity investment which was classified as available for sale amounted to $52 million ($114 million – 31 December 2013) and equity investments with associated derivative amounted to $10 million ($6 million – 31 December 2013).

There was no equity investment classified as available for sale that sustained unrealized losses for the nine months ended 30 September 2014 (one – 31 December 2013).

continued

Additional information relating to equity investments classified as available for sale is as follows:

($ million) As of	30 September 2014	31 December 2013
Amortized cost	$ 24	$ 30
Estimated fair value	53	114
Gross unrealized gains	29	84
Gross unrealized losses	–	(0)

0 = less than $0.5 million.

($ million) For the quarters ended 30 September:	2014	2013
Change in net unrealized gains (losses)from prior period	$ (56)	$ (134)
Proceeds from sales	116	130
Gross gain on sales	109	106
Gross loss on sales	–	–

The approved equity investments that have not been disbursed was $385 million at 30 September 2014 ($587 million – 31 December 2013).

Fair Value Disclosure

ADB's equity investments reported at fair value as of 30 September 2014 were $59 million ($120 million – 31 December 2013). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The office of risk management is primarily responsible for determining the fair value of equity investments with associated derivatives using discounted cash flow models. Inputs for the models are based on significant unobservable inputs such as discount rates and asset growth rates applicable to individual equity investment contracts that are internally determined and are classified as Level 3. An increase in discount rates results in a decrease in the fair value of the equity investments.

The fair value hierarchy of ADB's equity investments at fair value as of 30 September 2014 and 31 December 2013 was as follows:

($ million)	30 September 2014	31 December 2013
Level 1	$ 52	$ 114
Level 2	–	–
Level 3	10	6
Total equity investments at fair value	**$ 62**	**$ 120**

continued

The valuation technique and quantitative information regarding significant unobservable inputs for equity investment assets classified as Level 3 as of 30 September 2014 and 31 December 2013 are presented below.

30 September 2014	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Equity investments	Discounted cash flows	Discount rate	18.00% to 22.00% (20.00%)
		Asset growth rate	14.00% to 20.00% (17.00%)

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Equity investments	Discounted cash flows	Discount rate	18.00% to 22.00% (20.00%)
		Asset growth rate	19.00% to 62.00% (27.00%)

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investments for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	Equity investments under Fair Value Method	
	2014	2013
Balance, beginning of the period	$ 6	$ –
Equity investment	–	3
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	4	3
Balance, end of the period	$ 10	$ 6

Note: There were no realized/unrealized gains and losses included in other comprehensive income.

[a] Included in net unrealized (losses) gains (OCR-2).

continued

NOTE H—DERIVATIVE INSTRUMENTS

Fair Value Disclosure

The fair value hierarchy of ADB's derivatives and the balance sheet location as of 30 September 2014 and 31 December 2013 were as follows:

($ million)

	Balance Sheet Location	30 September 2014	Fair Value Measurements		
			Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 27,761	$ –	$ 21,745	$ 6,016
Interest rate swaps		728	–	692	36
Investments related swaps	Receivable from Swaps - Investments				
Currency swaps		6,174	–	6,174	–
Interest rate swaps		0	–	0	–
FX swaps		2,123	–	2,123	–
Loans related swaps	Receivable from Swaps - Loans				
Currency swaps		601	–	601	0
Interest rate swaps		1	–	1	0
Total assets at fair value		**$ 37,388**	**$ –**	**$ 31,336**	**$ 6,052**
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 29,188	$ –	$ 29,188	$ –
Interest rate swaps		116	–	83	33
Investments related swaps	Payable for Swaps - Investments				
Currency swaps		5,522	–	5,522	–
Interest rate swaps		48	–	48	–
FX swaps		2,033	–	2,033	–
Loans related swaps	Payable for Swaps - Loans				
Currency swaps		512	–	24	488
Interest rate swaps		24	–	22	2
Total liabilities at fair value		**$ 37,443**	**$ –**	**$ 36,920**	**$ 523**

0 = less than $0.5 million

continued

($ million)

	Balance Sheet Location	31 December 2013	Fair Value Measurements Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 26,361	$ –	$ 20,303	$ 6,058
Interest rate swaps		961	–	923	38
FX Swaps		–	–	–	–
Investments related swaps	Receivable from Swaps - Investments				
Currency swaps		4,997	–	4,997	–
Interest rate swaps		4	–	4	–
FX Swaps		2,094	–	2,094	–
Loans related swaps	Receivable from Swaps - Loans				
Currency swaps		623	–	623	–
Interest rate swaps		3	–	1	2
Total assets at fair value		**$ 35,043**	**$ –**	**$ 28,945**	**$ 6,098**
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 27,121	$ –	$ 27,121	$ –
Interest rate swaps		220	–	168	52
FX Swaps		–	–	–	–
Investments related swaps	Payable for Swaps - Investments				
Currency swaps		4,401	–	4,401	–
Interest rate swaps		51	–	51	–
FX Swaps		1,976	–	1,976	–
Loans related swaps	Payable for Swaps - Loans				
Currency swaps		544	–	26	518
Interest rate swaps		34	–	31	3
Total liabilities at fair value		**$ 34,347**	**$ –**	**$ 33,774**	**$ 573**

The office of risk management is primarily responsible for determining the fair value of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the fair value of derivatives.

During the nine months ended 30 September 2014, there were no inter-level transfers in ADB's derivatives portfolio (nil – 31 December 2013).

continued

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 September 2014 and 31 December 2013 are presented below:

30 September 2014	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, Interest rate swaps	Discounted cash flows	Basis swap spread	-0.85% to 8.05% (0.37%)

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, Interest rate swaps	Discounted cash flows	Basis swap spread	-0.98% to 8.80% (0.19%)

The following tables present the changes in the carrying amounts of ADB's Level 3 financial assets and financial liabilities for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	2014			
	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, beginning of the period	$ 6,096	$ (52)	$ 2	$ (521)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	54	7	(1)	(2)
Included in other comprehensive income[b]	(306)	1	(0)	19
Issuances	1,163	–	–	(26)
Maturities/Redemptions	(955)	11	(1)	40
Transfers into Level 3	–	–	–	–
Balance, end of the period	$ 6,052	$ (33)	$ (0)	$ (490)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 36	$ 12	$ (0)	$ (5)

[a] Included in net unrealized (losses) gains (OCR-2).
[b] Included in currency translation adjustments (Note K).
0 = less than $0.5 million.

continued

($ million)

	2013			
	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, beginning of the period	$ 6,680	$ (46)	$ 2	$ (557)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(543)	0	1	22
Included in other comprehensive income[b]	(564)	(0)	(2)	44
Issuances	1,614	(6)	1	(123) [c]
Maturities/Redemptions	(1,091)	–	–	93
Balance, end of the period	$ 6,096	$ (52)	$ 2	$ (521)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (386)	$ 0	$ 1	$ 20

[a] Included in net unrealized (losses) gains (OCR-2).
[b] Included in currency translation adjustments (Note K).
[c] Includes accretion of $41 million.
0 = less than $0.5 million.

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 September 2014	30 September 2013
Borrowings related swaps			
Currency swaps	Net Unrealized (Losses) Gains	419	(455)
	Borrowings and related expenses	743	748
Interest rate swaps	Net Unrealized (Losses) Gains	(136)	(665)
	Borrowings and related expenses	437	463
FX swaps	Net Unrealized (Losses) Gains	(0)	(0)
	Borrowings and related expenses	1	0
		1,464	91
Investment related swaps			
Currency swaps	Net Unrealized (Losses) Gains	3	2
	Revenue from Investments	1	(3)
Interest rate swaps	Net Unrealized (Losses) Gains	(1)	13
	Revenue from Investments	(7)	(4)
FX swaps	Net Unrealized (Losses) Gains	(0)	(0)
	Revenue from Investments	2	7
		(2)	15
Loans related swaps			
Currency swaps	Net Unrealized (Losses) Gains	(7)	20
	Revenue from Loans	(15)	(18)
Interest rate swaps	Net Unrealized (Losses) Gains	7	20
	Revenue from Loans	(9)	(19)
		(24)	3

0 = less than $0.5 million.

continued

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate fair value of all derivative instruments that ADB has under the enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 September 2014 is $1,361 million ($981 million – 31 December 2013). The gross liability position in the aggregate fair value of all derivative instruments that ADB has without enforceable netting agreement amounted to $32 million as of 30 September 2014 ($702 million – 31 December 2013).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 September 2014, ADB received collateral of $1,200 million ($1,651 million – 31 December 2013) in connection with swap agreements. Of this amount, $527 million ($633 million – 31 December 2013) was recorded as Swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of RECEIVABLE FROM SWAPS and PAYABLE FOR SWAPS not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 September 2014 and 31 December 2013 are summarized below. (See Note D for PAYABLE SECURITIES UNDER REPURCHASE AGREEMENTS.)

($ million)

	As of 30 September 2014				As of 31 December 2013			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of assets presented in the balance sheet [a]	Gross amounts not offset in the balance sheet			Gross amount of assets presented in the balance sheet [a]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral received [b]	Net amount		Financial instruments	Collateral received [b]	Net amount
Receivable from swaps	$ 37,351	$ 36,050	$ 1,105	$ 196	$ 34,328	$ 32,664	$ 1,461	$ 203
Total	$ 37,351	$ 36,050	$ 1,105	$ 196	$ 34,328	$ 32,664	$ 1,461	$ 203

($ million)

	As of 30 September 2014				As of 31 December 2013			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet [c]	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet [c]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Payable for swaps	$ 37,411	$ 36,050	$ –	$ 1,361	$ 33,645	$ 32,664	$ –	$ 981
Total	$ 37,411	$ 36,050	$ –	$ 1,361	$ 33,645	$ 32,664	$ –	$ 981

[a] This excludes gross amount of RECEIVABLE FROM SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $37 million ($715 million - 31 December 2013).

[b] Collateral received includes both cash and securities collateral.

[c] This excludes gross amount of PAYABLE FOR SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $32 million ($702 million - 31 December 2013).

continued

NOTE I—RELATED PARTY TRANSACTIONS

Included in miscellaneous assets and miscellaneous liabilities are net receivables from special funds and trust funds resulting from administrative arrangements and operating activities:

($ million)	30 September 2014	31 December 2013
Amounts receivable from:		
Asian Development Fund (Note L)	$ 71	$ 35
Special Funds	0	1
Agency Trust Funds—net	3	0
Staff Retirement Plan	5	–
Total	$ 79	$ 36
Amounts payable to:		
Staff Retirement Plan	$ –	$ 0

0 = less than $0.5 million.

As of 30 September 2014 and 31 December 2013, the related parties include other special funds consisting of Technical Assistance Special Fund, Japan Special Fund, ADB Institute, Pakistan Earthquake Fund, Regional Cooperation and Integration Fund, Climate Change Fund, Asian Pacific Disaster Response Fund, and Financial Sector Development Partnership Special Fund.

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

In adopting ASC 825, ADB elected to fair value all variable rate borrowings or those borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its fixed rate borrowings that are not swapped at amortized cost.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the fair value of the borrowings. Parameters and models used for valuation are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. On some borrowings significant unobservable inputs are also used such as derived credit spreads. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, and interest rate volatilities.

continued

The fair value hierarchy of ADB's borrowings carried at fair value as of 30 September 2014 and 31 December 2013 was as follows:

($ million)

	30 September 2014	31 December 2013
Level 1	$ –	$ –
Level 2	54,709	50,698
Level 3	6,546	6,674
Total borrowings at fair value	**$ 61,255**	**$ 57,372**

As of 30 September 2014, the fair value of ADB's borrowings reported at amortized cost was $4,074 million ($4,888 million – 31 December 2013) which was classified as Level 2 within the fair value hierarchy.

During the nine months ended 30 September 2014 and the year ended 31 December 2013, there were no inter-level transfers in ADB's borrowings.

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's borrowings classified as Level 3 as of 30 September 2014 and 31 December 2013 are presented below:

30 September 2014	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-1.23% to 0.79% (-0.51%)

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-3.70% to 0.97% (-0.54%)

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	2014	2013
Balance, beginning of the period	$ 6,674	$ 7,293
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	36	(576)
Included in other comprehensive income[b]	(313)	(562)
Issuances	1,174	1,610
Maturities/Redemptions	(1,025)	(1,091)
Balance, end of the period	$ 6,546	$ 6,674
The amount of total (gains) losses for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 27	$ (413)

[a] Included in net unrealized (losses) gains (OCR-2).

[b] Included in currency translation adjustments (Note K).

continued

NOTE K—CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 September 2014 and 31 December 2013 consisted of 10,638,933 shares, of which 10,520,955 shares (10,572,003 – 31 December 2013), net of temporary reduction, have been subscribed. Of the subscribed shares, 9,992,545 shares (10,041,552 – 31 December 2013) are "callable," and 528,410 shares (530,451 – 31 December 2013) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $402 million ($377 million – 31 December 2013), while those notes received with fixed encashment schedules totaled $719 million ($581 million – 31 December 2013).

In January 2011, the Board of Directors approved the temporary reduction of shares and voting power of members in proportion to the delayed amount of paid-in shares if ADB does not receive confirmation of subscription payments within 45 days of the respective due dates thereof. The affected shares and voting power will be automatically restored upon receipt of the installment to the extent that the installment payments are made by 1 April 2015.

As of 30 September 2014, the value of the SDR in terms of the US dollar was $ 1.48734 ($1.54000 – 31 December 2013) giving a value for each share of ADB's capital equivalent to $14,873.40 ($15,400.00 – 31 December 2013).

In May 2014, the Board of Governors approved the allocation of 2013 net income of $548 million, after appropriation of guarantee fees to special reserve, as follows: (i) $31 million representing adjustment to the Loan Loss Reserve as of 31 December 2013, be added from the Loan Loss Reserve to the net income; (ii) $97 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, to the Cumulative Revaluation Adjustment account; (iii) $332 million to the Ordinary Reserve; (iv) $120 million to the Asian Development Fund; and (v) $30 million to the Technical Assistance Special Fund.

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under US GAAP, are excluded from net income. Other comprehensive income includes items such as unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and post-retirement liability adjustment.

continued

The changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2014 and 2013 were as follows:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains (Losses) Investments		Unrealized Holding Gains (Losses) Equity Investments		Pension/Postretirement Liability Adjustments		Accumulated Other Comprehensive Loss	
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Balance, beginning of the period	$ (56)	$ 106	$ 123	$ 395	$ 74	$ 214	$ (782)	$ (1,513)	$ (641)	$ (798)
Other comprehensive (loss) income before reclassifications	(41)	(119)	(2)	(197)	57	(36)	–	–	14	(352)
Amounts reclassified from accumulated other comprehensive loss	–	–	(18)	(10)	(108)	(106)	43	76	(83)	(40)
Net current-period other comprehensive (loss) income	$ (41)	(119)	$ (20)	$ (207)	$ (51)	$ (142)	$ 43	$ 76	$ (69)	$ (392)
Balance, end of the period	$ (97)	$ (13)	$ 103	$ 188	$ 23	$ 72	$ (739)	$ (1,437)	$ (710)	$ (1,190)

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the nine months ended 30 September 2014 and 2013 are presented below:

($ million)

Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a] 2014	2013	Affected Line Item in the Condensed Statement of Income and Expenses
Unrealized Holding Gains (Losses)			
Investments	$ 18	$ 10	NET REALIZED GAINS From investments
Equity investments	108	106	NET REALIZED GAINS From equity investments
	$ 126	$ 116	
Pension/Postretirement Liability Adjustments			
Actuarial losses	$ (43)	$ (76)	Administrative expenses
	$ (43)	$ (76)	
Total reclassifications for the period	$ 83	$ 40	

[a] Amounts in parentheses indicate debits to net income.

NOTE L—INCOME AND EXPENSES

Total income from loans for the nine months ended 30 September 2014 was $451 million ($498 million – 2013). The average yield on the loan portfolio for the nine months ended 30 September 2014 was 1.12% (1.34% – 2013) including other loan income.

Total income from investments including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and purchased under resale arrangements for the nine months ended 30 September 2014 was $249 million ($270 million – 2013). The annualized rate of return on the average investments held during the nine months ended 30 September 2014 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 1.22% (1.44% – 2013).

continued

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine months ended 30 September 2014 were apportioned between OCR and the ADF in the proportion to the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2014 of $474 million ($530 million – 2013), $205 million ($215 million – 2013) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $18 million ($9 million – 2013) related to new loans made effective for the nine months ended 30 September 2014.

For the nine months ended 30 September 2014, the net write-back of provision amounted to $0.1 million (net loan loss provision of $0.3 million – 2013).

Total borrowings and related expenses of $241 million ($310 million – 2013) consisted of interest expense and other related expenses such as amortization of issuance costs, while the average cost of borrowings outstanding after swaps was 0.73% (0.63% – 2013).

The following table provides information on the unrealized gains or losses included in income for the nine months ended 30 September 2014 and 2013:

($ million)

	30 September 2014	30 September 2013
Unrealized (losses) gains on:		
Borrowings and related swaps	$ (144)	$ 26
Investments related swaps	2	15
Loans related swaps	1	40
Equity investments	4	–
Translation adjustments in non-functional currencies	(1)	6
Total	$ (138)	$ 87

continued

NOTE M—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated fair values of ADB's financial instruments as of 30 September 2014 and 31 December 2013 are summarized below:

($ million)

	30 September 2014		31 December 2013	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 1,103	$ 1,103	$ 316	$ 316
Investments (Note C)	26,802	26,802	24,452	24,452
Securities transferred under repurchase agreements (Note C)	514	514	592	592
Securities purchased under resale arrangements (Note C)	315	315	306	306
Loans outstanding (Note E)	53,820	55,006	53,088	53,870
Equity investments carried at fair value (Note G)	62	62	120	120
Receivable from swaps - borrowings (Note H)	28,489	28,489	27,322	27,322
Receivable from swaps - investments (Note H)	8,297	8,297	7,095	7,095
Receivable from swaps - loans (Note H)	602	602	626	626
Swap related collateral (Note H)	527	527	633	633
Future guarantee receivable (Note F)	27	27	32	32
LIABILITIES:				
Borrowings (Note J)	64,637	65,329	61,630	62,260
Payable for swaps - borrowings (Note H)	29,304	29,304	27,341	27,341
Payable for swaps - investments (Note H)	7,603	7,603	6,428	6,428
Payable for swaps - loans (Note H)	536	536	578	578
Payable under securities repurchase agreements	520	520	602	602
Swap related collateral (Note H)	527	527	633	633
Guarantee liability (Note F)	27	27	32	32

($ million)

	Estimated Fair Value	
	30 September 2014	31 December 2013
Off-balance sheet financial instruments:		
ASSETS:		
Future guarantee receivable	$ 9	$ 11
LIABILITIES:		
Guarantee liability	9	11

continued

As of 30 September 2014 and 2013, ADB has no material assets or liabilities measured at fair value on a non-recurring basis.

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $613 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2014 and 31 December 2013
Expressed in Millions of US Dollars

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 520		$ 3
INVESTMENTS (Note C)		6,600		6,720
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C and D)		177		246
LOANS OUTSTANDING (Note E) (Net of allowance for HIPC Debt Relief of $70 – 30 September 2014, $74 – 31 December 2013)		27,927		28,606
ACCRUED REVENUE		111		114
OTHER ASSETS (Note G)		285		289
TOTAL		**$ 35,620**		**$ 35,978**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note F)		$ 106		$ 35
Advance payments on contributions		252		272
Undisbursed grant commitments (Note J)		2,869		2,312
Total Liabilities		3,227		2,619
FUND BALANCES (ADF-3)				
Contributions received				
Contributed resources (Note G)	$ 33,329		$ 33,568	
Unamortized discount	(42)	33,287	(69)	33,499
Set-aside resources		71		73
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		1,464		1,344
		34,822		34,916
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(2,091)		(2,106)
Accumulated surplus		280		1,049
Accumulated other comprehensive loss (Note H)		(618)		(500)
Total Fund Balance		32,393		33,359
TOTAL		**$ 35,620**		**$ 35,978**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
REVENUE		
From loans	$ 242	$ 322
From investments (Note C)	39	47
TOTAL REVENUE	281	369
EXPENSES		
Grants (Note J)	798	423
Administrative expenses (Note I)	205	215
Amortization of discounts on contributions	14	12
TOTAL EXPENSES	1,017	650
NET REALIZED GAINS (LOSSES) FROM INVESTMENTS (Notes C and H)	5	(0)
NET UNREALIZED LOSSES	(38)	(21)
REVENUE LESS THAN EXPENSES	**$ (769)**	**$ (302)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF COMPREHENSIVE INCOME
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)		2013 (Unaudited)	
REVENUE LESS THAN EXPENSES (ADF-2)		$ (769)		$ (302)
Other comprehensive (loss) income (Note H)				
Currency translation adjustments	$ (111)		$ 1,338	
Unrealized investment holding losses	(7)	(118)	(37)	1,301
COMPREHENSIVE (LOSS) INCOME		**$ (887)**		**$ 999**

ADF-4

CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)		2013 (Unaudited)	
Balance, 1 January		$ 33,359		$ 33,346
Comprehensive (loss) income for the period (ADF-3):				
Revenue less than expenses	$ (769)		$ (302)	
Other comprehensive (loss) income	(118)	(887)	1,301	999
Change in contributions received				
from contributed resources		(239)		(1,191)
from unamortized discount for accelerated notes encashment of ADF IX, ADF X and ADF XI		27		(17)
Transfer from Ordinary Capital Resources		120		120
Change in SDR value of set-aside resources		(2)		(0)
Change in value of transfers from TASF		(0)		(1)
Change in nonnegotiable, noninterest-bearing demand obligations		15		24
Balance, 30 September		**$ 32,393**		**$ 33,280**

0 = less than $0.5 million.
The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 216	$ 294
Interest received from investments	73	79
Administrative expenses paid	(169)	(186)
Grants disbursed	(241)	(309)
Net Cash Used in Operating Activities	(121)	(122)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	1,313	25
Maturities of investments	92,646	92,192
Purchases of investments	(94,094)	(92,977)
Receipts from securities purchased under resale arrangements	68,093	59,832
Payments for securities purchased under resale arrangements	(68,050)	(59,866)
Principal collected on loans	947	1,329
Loans disbursed	(1,302)	(1,360)
Net Cash Used in Investing Activities	(447)	(825)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	967	794
Cash received from Ordinary Capital Resources	120	120
Net Cash Provided by Financing Activities	1,087	914
Effect of Exchange Rate Changes on Due from Banks	(2)	(1)
Net Increase (Decrease) in Due from Banks	517	(34)
Due from Banks at Beginning of Period	3	85
Due from Banks at End of Period	$ 520	$ 51

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In July 2012, the Board of Governors adopted a resolution providing for the 10th replenishment of the Asian Development Fund (ADF XI) and the 5th regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment provides substantial resources to the Asian Development Fund (ADF) to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,084 million, of which SDR3,086 million will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 30 September 2014, ADB received instruments of contributions from 30 donors with the total amount equivalent to SDR2,814 million including qualified contributions amounting to SDR138 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. The financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at the reporting dates. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) Initiative discussed in Note E, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

In November 2005, the Board of Governors accepted a resolution to adopt a SDR currency management framework to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into one of the SDR basket of currencies (currently US dollar, euro, pound sterling, and yen), to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

With the implementation of the special drawing rights (SDR) currency management framework, ADF conducts its operations in SDR and the SDR basket of currencies. The SDR and the SDR basket of currencies comprise the functional currencies of ADF. The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

In July 2007, ADB offered ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions would be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 September 2014, 18 out of 28 ADF borrowing countries had opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There were no loan conversions during the nine months ended 30 September 2014.

continued

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact ADF's financial statements.

Translation of Currencies

Translation adjustments relating to revaluation of assets, liabilities, and fund balances denominated in ADF's functional currencies and all investments classified as available for sale are reported as Accumulated Translation Adjustments in FUND BALANCES as part of Accumulated other comprehensive loss. Translation adjustments relating to other non-functional currencies are reported as NET UNREALIZED LOSSES in the Condensed Special Purpose Statement of Revenue and Expenses.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received and are made available for operational commitment.

continued

Contributions are generally settled in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, ADF X and ADF XI, donors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years for ADF IX and 9 years for ADF X and ADF XI, respectively.

Advanced Payments and Deferred Credits

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments, provided that the donor's Instrument of Contribution has been acknowledged by ADB. Otherwise, payments are recorded as deferred credits. Advance payments and deferred credits are included under Liabilities in the Special Purpose Statement of Assets, Liabilities and Fund Balances.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-guaranteed obligations for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met.

These securities must be available to meet ADB's obligation to counterparties. Included in Investments as of 30 September 2014 were government or government-guaranteed obligations transferred under securities lending arrangements amounting to $26 million ($26 million – 31 December 2013).

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

The estimated fair value of investments by contractual maturity as of 30 September 2014 and 31 December 2013 was as follows:

($ million)

	30 September 2014	31 December 2013
Due in one year or less	$ 2,721	$ 4,434
Due after one year through five years	3,742	2,247
Due after five years through ten years	137	39
Total	$ 6,600	$ 6,720

continued

Additional information relating to investments in government or government-guaranteed obligations classified as available for sale is as follows:

($ million)	2014	2013
As of 30 September 2014 and 31 December 2013:		
Amortized cost	$ 5,302	$ 5,532
Estimated fair value	5,324	5,561
Gross unrealized gains	27	32
Gross unrealized losses	(5)	(3)
For the nine months ended 30 September:		
Change in net unrealized losses from prior period	(7)	(37)
Proceeds from sales	1,313	25
Gross gain on sales	5	0
Gross loss on sales	(0)	(1)

0 = less than $0.5 million.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.81% (0.91% – 2013).

The table below lists investments that sustained unrealized losses as of 30 September 2014. There were two government or government guaranteed obligations (two – 31 December 2013) that sustained losses for over one year representing 0.8% (1.5% – 31 December 2013) of the total investments. Comparative details are as follows:

($ million)
As of 30 September 2014

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 1,433	$ 4	$ 52	$ 0	$ 1,485	$ 4

0 = less than $0.5 million.

($ million)
As of 31 December 2013

	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 1,416	$ 3	$ 103	$ 0	$ 1,519	$ 3

0 = less than $0.5 million.

continued

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 September 2014 and 31 December 2013 was as follows:

($ million)

	30 September 2014	Fair Value Measurements Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 5,324	$ 4,986	$ 288	$ 50
Time deposits	1,276	–	1,276	–
Securities purchased under resale arrangements	177	–	177	–
Total at fair value	**$ 6,777**	**$ 4,986**	**$ 1,741**	**$ 50**

($ million)

	31 December 2013	Fair Value Measurements Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 5,561	$ 4,316	$ 1,245	$ –
Time deposits	1,159	–	1,159	–
Securities purchased under resale arrangements	246	–	246	–
Total at fair value	**$ 6,966**	**$ 4,316**	**$ 2,650**	**$ –**

If available, investment securities are fair valued based on active market quotes. These include most government or government-guaranteed obligations. For investments where active market quotes are not available, investments are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services or based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates fair value.

The table below provides the details of transfers between Level 1 and Level 2 for the nine months ended 30 September 2014 and year ended 31 December 2013:

($ million)

	30 September 2014		31 December 2013	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 29	$ (29)	$ –	$ –

The inter-level transfers are attributed to the availability of market quotes.

continued

Investments categorized as Level 3 include securities with fair values provided by independent pricing providers. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices. There were no investments categorized as Level 3 on 31 December 2013.

The following table presents the changes in the carrying amounts of ADB's Level 3 investments for the nine months ended 30 September 2014:

($ million)

	Investments
	Government or government-guaranteed obligations
Balance, 1 January 2014	$ –
Total gains - (unrealized)	
Included in other comprehensive (loss) income (Note H)	
Unrealized holding gains	–
Purchases	50
Balance, 30 September 2014	$ 50
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date	$ –

The investment security classified as Level 3 as of 30 September 2014 is a government or government-guaranteed obligation with credit quality rating equivalent to Fitch's AAA and Moody's Aaa.

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADF accounts for transfers of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing". Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and not re-pledged.

continued

NOTE E—LOANS AND HIPC INITIATIVE

As of 30 September 2014 and 31 December 2013, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

Borrower/Guarantor	30 September 2014	31 December 2013
Bangladesh	$ 5,904	$ 6,202
Pakistan	5,710	5,695
Viet Nam	3,967	3,883
Sri Lanka	2,490	2,583
Nepal	1,484	1,545
Others (individually less than 5% of total loans)	8,442	8,772
Total Outstanding Loans	27,997	28,680
Allowance for HIPC Debt Relief	(70)	(74)
Net Outstanding Loans	$ 27,927	$ 28,606

There were no outstanding sovereign loans in non-accrual status as of 30 September 2014 (nil – 31 December 2013).

The undisbursed balance of approved loans, including approved but not yet effective loans, as of 30 September 2014 was $8,558 million ($8,444 million – 31 December 2013).

ADB believes that because there is no comparable market for ADF loans and because they do not intend to sell these loans, using market data to calculate the fair value of the loans is not meaningful. As such, the fair value of loans is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, fair value approximates the carrying amount. The estimated fair value of loans is not affected by credit risks because the amount of any such adjustment is considered not to have a material effect based on ADB's experience with its borrowers.

Credit Quality of Loans

ADF loans are provided for the economic and social development of the less developed member countries, which generally have lower credit quality than ordinary capital resources (OCR) borrowers. ADB uses a performance based allocation (PBA) system to allocate ADF resources fairly among the many competing needs in the region and to direct the funds to where they will be used most effectively. ADB regularly reviews the borrowers' debt sustaining capacity in determining the proportion of grant and loan that would be provided to each borrower.

The credit quality of ADF loans has been classified by mapping the external sovereign ratings of the borrowers to ADB's internal risk rating scale used for OCR loans.

continued

The credit quality of ADF loans was as follows:

($ million)

Risk Class	Risk Rating	30 September 2014	31 December 2013
Low credit risk	1–5 (AAA to BBB–)	$ 1,693	$ 1,908
Medium credit risk	6–11 (BB+ to B–)	17,303	16,072
High credit risk	12–14 (CCC+ to D)	9,001	10,700
Total		$ 27,997	$ 28,680

In April 2008, the Board of Governors adopted the resolution on providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC Initiative. Subsequently, the Board of Directors approved the provision of debt relief under HIPC to Afghanistan.

The HIPC Initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries were not put at risk due to their high external debt burden. Under the HIPC Initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to a sustainable level.

Provision for HIPC relief amounting to $82 million relating to the Afghanistan debt relief under the HIPC Initiative was recognized and charged to income in 2008. Of this amount, a total of $12 million was written-off as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC relief as of 30 September 2014 to $70 million.

NOTE F—RELATED PARTY TRANSACTIONS

Included in Payable to Related Funds is the net amount of $71 million ($35 million – 31 December 2013) payable to OCR, and $34 million (nil – 31 December 2013) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to ADF pending settlement while the payable to TASF represents portion of installment payments received from donors for ADF IX and ADF XI that were allocated to the TASF.

NOTE G—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2014, the Board of Governors approved the transfer of $120 million to the ADF as part of OCR's 2013 net income allocation.

Contributions from 30 donors totaling $3,452 million were committed for ADF XI as of 30 September 2014, of which $1,615 million were received and recorded in Contributed Resources.

Advance contributions received from donors outstanding as of 30 September 2014 total $252 million ($272 million – 31 December 2013). Of this, contributions totaling $204 million ($220 million – 31 December 2013) were received in demand obligations, and are included in OTHER ASSETS. The remaining $48 million ($52 million – 31 December 2013) was received in cash.

continued

NOTE H—COMPREHENSIVE (LOSS) INCOME

Comprehensive (Loss) Income has two major components: revenue less than expenses (ADF-2) and other comprehensive (loss) income (ADF-3). Other Comprehensive (Loss) Income includes unrealized gains and losses on Available for Sale securities and translation adjustments of assets and liabilities not recognized in the Condensed Special Purpose Statement of Revenue and Expenses.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2014 and 2013:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains Investments		Accumulated Other Comprehensive Loss	
	2014	2013	2014	2013	2014	2013
Balance, beginning of the period	$ (529)	$ (2,619)	$ 29	$ 74	$ (500)	$ (2,545)
Other comprehensive (loss) income before reclassification	(111)	1,338	(4)	(37)	(115)	1,301
Amounts reclassified from accumulated other comprehensive loss	–	–	(3)	0	(3)	0
Net current-period other comprehensive (loss) income	(111)	1,338	(7)	(37)	(118)	1,301
Balance, end of the period	**$ (640)**	**$ (1,281)**	**$ 22**	**$ 37**	**$ (618)**	**$ (1,244)**

0 = less than $0.5 million.

The reclassifications of Accumulated Other Comprehensive Loss to Revenue and Expenses for the nine months ended 30 September 2014 and 2013 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a]		Affected Line Item in the Condensed Special Purpose Statement of Revenue and Expenses
	2014	2013	
Unrealized Holding Gains (Losses) Investments	$ 3	$ (0)	NET REALIZED GAINS (LOSSES) FROM INVESTMENTS

0 = less than $0.5 million.

[a] Amount in parenthesis indicates debit to revenue less than expenses.

continued

NOTE I—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 9 grants totaling $123 million (12 grants totaling $401 million – 2013) were approved while 16 grants totaling $798 million (14 grants totaling $423 million – 2013), net of $7 million write-back ($76 million – 2013) of undisbursed commitments for financially closed and/or cancelled grants, became effective. Total undisbursed grant commitments represent effective grants, which have not been disbursed, less cancellations.

The fair value of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Special Purpose Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Condensed Special Purpose Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 6,584	$ 2,582
INVESTMENTS (Note C)	394,140	413,873
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C and D)	–	95
ACCRUED REVENUE	33	50
DUE FROM CONTRIBUTORS (Note G)	180,726	256,166
ADVANCES FOR GRANTS AND OTHER ASSETS (Note E)	37,969	4,106
TOTAL	**$ 619,452**	**$ 676,872**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 681	$ 530
UNDISBURSED COMMITMENTS (Note F)	324,620	346,748
TOTAL LIABILITIES	325,301	347,278
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	294,151	329,594
TOTAL	**$ 619,452**	**$ 676,872**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 32,013	$ 375,436
REVENUE FROM INVESTMENTS (Note C)	1,924	1,881
REVENUE FROM OTHER SOURCES—net	7	78
Total	33,944	377,395
EXPENSES		
Technical assistance—net (Note F)	56,819	72,824
Financial expenses	9	4
Other expenses	297	–
Total	57,125	72,828
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(23,181)	304,567
EXCHANGE LOSSES—net	(12,262)	(49,201)
(DECREASE) INCREASE IN NET ASSETS	(35,443)	255,366
NET ASSETS AT BEGINNING OF PERIOD	329,594	141,166
NET ASSETS AT END OF PERIOD	**$ 294,151**	**$ 396,532**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 64,422	$ 102,633
Interest on investments received	1,940	1,880
Net cash received from other activities	6	78
Technical assistance disbursed	(78,356)	(79,253)
Financial expenses paid	(9)	(4)
Other expenses paid	(297)	–
Net Cash (Used in) Provided by Operating Activities	(12,294)	25,334
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	12,759,531	13,361,478
Purchases of investments	(12,743,197)	(13,402,570)
Receipts from securities purchased under resale arrangements	12,109	3,833,733
Payments for securities purchased under resale arrangements	(12,010)	(3,818,775)
Net Cash Provided by (Used in) Investing Activities	16,433	(26,134)
Effect of Exchange Rate Changes on Due from Banks	(137)	104
Net Increase (Decrease) in Due from Banks	4,002	(696)
Due from Banks at Beginning of Period	2,582	5,372
Due from Banks at End of Period	$ 6,584	$ 4,676

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In July 2012, the Board of Governors adopted the resolution providing for the tenth replenishment of the Asian Development Fund (ADF XI) and the fifth regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment provides substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,084 million, of which SDR3,086 million will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 30 September 2014, ADB received instruments of contributions from 30 donors with the total amount equivalent to SDR2,814 million including qualified contributions amounting to SDR138 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

continued

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on TASF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact TASF's financial statements.

continued

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.65% (0.62% – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

	30 September 2014	Fair Value Measurements Level 1	Level 2	Level 3
Investments				
Time deposits	$ 394,140	$ –	$ 394,140	$ –
Securities purchased under resale arrangements	–	–	–	–
Total at fair value	**$ 394,140**	**$ –**	**$ 394,140**	**$ –**

	31 December 2013	Fair Value Measurements Level 1	Level 2	Level 3
Investments				
Time deposits	$ 413,873	$ –	$ 413,873	$ –
Securities purchased under resale arrangements	95	–	95	–
Total at fair value	**$ 413,968**	**$ –**	**$ 413,968**	**$ –**

ADB maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes. Time deposits are reported at cost, which approximates fair value.

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

TASF accounts for the transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

continued

NOTE E—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separately from each other. Under ADF IX, ADF X and ADF XI, a specific portion of the total contributions under each is to be allocated to TASF as third, fourth and fifth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled regularly between TASF and the other funds.

Included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

($ thousand)

	30 September 2014		31 December 2013	
Receivable from:				
Asian Development Fund	$	34,396	$	–
Regional Cooperation and Integration Fund		44		9
Climate Change Fund		0		9
Total	$	34,440	$	18
Payable to:				
Ordinary capital resources	$	263	$	91
Agency Trust Funds—net		57		392
Total	$	320	$	483

0 = Less than $0.5 thousand

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, a net amount of $19,200,000 ($11,282,000 – 2013) was written back as a reduction in TA.

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF XI and the fifth regularized replenishment of TASF, contribution commitments from 29 donors totaling $342,816,000 were allocated to TASF. Of this amount, $148,642,000 has not been received and was recorded as DUE FROM CONTRIBUTORS, which are payable throughout the replenishment period of four years in accordance with installment schedule. Contribution commitments from 30 donors totaling $339,285,000 were allocated to TASF with the effectivity of ADF X and the fourth regularized replenishment of TASF. Of this, $24,670,000 has not been received and was recorded as DUE FROM CONTRIBUTORS.

continued

During the nine months ended 30 September 2014, ADB received $79,996,000 in cash from 28 donors as part of the fifth regularized replenishment of TASF.

In July 2013, one donor submitted its instrument of contribution (IOC) for ADF XI which indicated its participation in the 4-year accelerated note encashment program to meet its burden share. However, in January 2014, the donor decided to revert to the standard encashment schedule and subsequently provided ADB with its revised IOC. ADB acknowledged the receipt of the donor's revised IOC on 22 April 2014. This change the proportion of TASF allocation embedded in ADF XI contributions.

Total contributions for the nine months ended 30 September 2014 comprise the fifth regularized replenishments of TASF amounting to $2,029,000, direct and voluntary contribution from India amounting to Rs10,000,000 ($161,000 equivalent) and an allocation of $30,000,000 from OCR's 2013 net income.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 181	$ 2,542	$ 2,723	$ 181	$ 631	$ 812
INVESTMENTS (Note C)	36,745	71,521	108,266	36,687	75,846	112,533
ACCRUED REVENUE	–	1	1	2	3	5
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)	–	22	22	–	85	85
TOTAL	**$ 36,926**	**$ 74,086**	**$ 111,012**	**$ 36,870**	**$ 76,565**	**$ 113,435**
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 32	$ 32	$ –	$ 52	$ 52
UNDISBURSED COMMITMENTS (Note E)	–	9,967	9,967	–	13,879	13,879
TOTAL LIABILITIES	–	9,999	9,999	–	13,931	13,931
NET ASSETS (JSF-2), represented by:						
Uncommitted balances (Note F)						
Unrestricted	–	64,087	64,087	–	62,634	62,634
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	64,087	92,286	28,199	62,634	90,833
Net accumulated investment income (Note F)						
Temporarily restricted	8,727	–	8,727	8,671	–	8,671
	36,926	64,087	101,013	36,870	62,634	99,504
TOTAL	**$ 36,926**	**$ 74,086**	**$ 111,012**	**$ 36,870**	**$ 76,565**	**$ 113,435**

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)			2013 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 92	$ 92	$ –	$ 118	$ 118
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS	0	–	0	0	–	0
Total	0	92	92	0	118	118
EXPENSES						
Technical assistance—net (Note E)	–	(1,558)	(1,558)	–	(1,364)	(1,364)
Administrative and financial expenses	0	197	197	0	200	200
Total	0	(1,361)	(1,361)	0	(1,164)	(1,164)
REVENUE IN EXCESS OF EXPENSES	(0)	1,453	1,453	–	1,282	1,282
EXCHANGE GAINS—net	–	–	–	–	11	11
INCREASE IN UNRESTRICTED NET ASSETS	(0)	1,453	1,453	–	1,293	1,293
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	56		56	52	–	52
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	(0)		(0)	(0)	–	(0)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	56	–	56	52	–	52
INCREASE IN NET ASSETS	56	1,453	1,509	52	1,293	1,345
NET ASSETS AT BEGINNING OF PERIOD	36,870	62,634	99,504	36,803	61,269	98,072
NET ASSETS AT END OF PERIOD	**$ 36,926**	**$ 64,087**	**$ 101,013**	**$ 36,855**	**$ 62,562**	**$ 99,417**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)			2013 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 58	$ 95	$ 153	$ 53	$ 115	$ 168
Technical assistance disbursed	–	(2,296)	(2,296)	–	(4,241)	(4,241)
Administrative and financial expenses paid	–	(213)	(213)	(0)	(214)	(214)
Net Cash Provided by (Used in) Operating Activities	58	(2,414)	(2,356)	53	(4,340)	(4,287)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	1,358,419	2,823,946	4,182,365	1,371,538	2,664,101	4,035,639
Purchases of investments	(1,358,477)	(2,819,621)	(4,178,098)	(1,371,595)	(2,657,995)	(4,029,590)
Net Cash (Used in) Provided by Investing Activities	(58)	4,325	4,267	(57)	6,106	6,049
Net (Decrease) Increase in Due from Banks	(0)	1,911	1,911	(4)	1,766	1,762
Due from Banks at Beginning of Period	181	631	812	185	384	569
Due from Banks at End of Period	$ 181	$ 2,542	$ 2,723	$ 181	$ 2,150	$ 2,331

0 = Less than $500.

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on JSF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact JSF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rates of return on the average investments held under Asian Currency Crisis Support Facility (ACCSF) and JSF during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, were 0.21% % and 0.17%%, respectively (0.19% and 0.20%, respectively – 2013).

continued

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

	30 September 2014	Fair Value Measurements Level 1	Level 2	Level 3
Investments				
Time deposits	$ 108,266	$ –	$ 108,266	$ –

	31 December 2013	Fair Value Measurements Level 1	Level 2	Level 3
Investments				
Time deposits	$ 112,533	$ –	$ 112,533	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

Included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

($ thousand)

		30 September 2014	31 December 2013
Amounts Receivable by:			
JSF from:	Regional Cooperation Integration Fund	$ 5	$ 2
Amounts Payable by:			
JSF to:	Ordinary capital resources	$ 23	$ 17
	Agency Trust Funds—net	–	9
	Total	$ 23	$ 26

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. No new TA was approved or made effective during the nine months ended 30 September 2014 and 2013. During the nine months ended 30 September 2014, $ 1,558,000 undisbursed amounts were written back ($1,364,000 – 2013). None of these amounts corresponded to ACCSF.

continued

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2014, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,199,000 – 31 December 2013) and the amount of net accumulated investment income of $8,727,000 ($8,671,000 – 31 December 2013) for settlement of all administrative expenses.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Condensed Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS		$12,161		$ 3,077
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Note C)		–		5,421
PROPERTY, FURNITURE, AND EQUIPMENT		89		133
DUE FROM CONTRIBUTORS (Note F)		–		6,392
LONG-TERM GUARANTEE DEPOSITS (Note D)		1,462		1,522
OTHER ASSETS		231		316
TOTAL		**$13,943**		**$16,861**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefits	$ 6,162		$ 5,787	
Asset reinstatement obligations (Note E)	988		1,029	
Others (Note H)	816	$ 7,966	853	$ 7,669
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Unrestricted net assets		5,977		9,192
TOTAL		**$13,943**		**$16,861**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 6,629	$ 6,779
REVENUE		
From rental (Note G)	277	301
From investments (Note C)	2	3
From other sources—net	7	15
Total	6,915	7,098
EXPENSES		
Administrative expenses	7,164	8,101
Program expenses	2,486	2,891
Total	9,650	10,992
CONTRIBUTION AND REVENUE LESS THAN EXPENSES	(2,735)	(3,894)
EXCHANGE LOSSES—net	(274)	(552)
TRANSLATION ADJUSTMENTS	(206)	(1,114)
DECREASE IN UNRESTRICTED NET ASSETS	(3,215)	(5,560)
NET ASSETS AT BEGINNING OF PERIOD	9,192	10,337
NET ASSETS AT END OF PERIOD	**$ 5,977**	**$ 4,777**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,045	$ 14,289
Interest on investments received	2	3
Expenses paid	(9,166)	(10,058)
Others—net	10	(235)
Net Cash Provided by Operating Activities	3,891	3,999
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts from securities purchased under resale arrangements	1,822,613	1,726,531
Payments for securities purchased under resale arrangements	(1,817,595)	(1,730,787)
Acquisition of equipment	–	(145)
Net Cash Provided by (Used in) Investing Activities	5,018	(4,401)
Effect of Exchange Rate Changes on Due from Banks	175	506
Net Increase in Due from Banks	9,084	104
Due from Banks at Beginning of Period	3,077	3,390
Due from Banks at End of Period	$ 12,161	$ 3,494

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen. To date, contributions from Japan, Australia and Korea have been received. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. The Institute is currently assessing the impact of this ASU on the Institute's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact Institute's financial statements.

NOTE C—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The Institute accounts for transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

Interest income on investment securities is recognized as earned and reported, net of amortizations of premiums and discounts, in REVENUE From investments.

All investments held as of 31 December 2013 were in investment securities. As of 30 September 2014, all investment securities have matured.

The annualized rate of return on the average receivable for securities purchased under resale arrangements held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.03% (0.04% – 2013).

Fair Value Disclosure

The fair value of SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS as of 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	(Level 3)
Securities purchased under resale arrangements	$ 5,421	$ –	$ 5,421	$ –

The Institute maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes.

continued

NOTE D—LONG-TERM GUARANTEE DEPOSITS

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2011.

NOTE E—ASSET REINSTATEMENT OBLIGATIONS

The Institute has recorded the estimated asset reinstatement obligations related to leased office space.

NOTE F—CONTRIBUTIONS

In June 2013, the Government of Japan committed its 21st contribution to the Institute amounting to ¥672,070,000 ($6,779,000 equivalent).

In December 2013, the Government of Japan committed its 22nd contribution to the Institute amounting to ¥672,070,000 ($6,392,000 equivalent).

In June 2014, the Government of Japan committed its 23rd contribution to the Institute amounting to ¥672,070,000 ($6,629,000 equivalent).

NOTE G—REVENUE FROM RENTAL

Revenue from rental consists of sublease rental income totaling $277,000 ($301,000 – 2013) received according to a space sharing agreement with the Japan Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and were negotiated at arm's length.

NOTE H—DUE TO ORDINARY CAPITAL RESOURCES

Accounts payable and other liabilities include amounts net payable to ordinary capital resources of $278,000 at 30 September 2014 ($101,000 – 31 December 2013). The payable resulted from transactions in the normal course of business.

NOTE I—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Institute's Condensed Financial Statements as of 30 September 2014.

PEF-1

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 2,441	$ 803
INVESTMENTS (Note C)	16,239	17,460
ACCRUED REVENUE	0	7
TOTAL	**$ 18,680**	**$ 18,270**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 15
TOTAL LIABILITIES	–	15
UNCOMMITTED BALANCES (PEF-2), represented by:		
Unrestricted net assets	18,680	18,255
TOTAL	**$ 18,680**	**$ 18,270**

0 = less than $500.
The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 254	$ 220
From other sources (Note E)	38	13,951
Total	292	14,171
EXPENSES		
Administrative and financial expenses (Note D)	0	3
REVENUE IN EXCESS OF EXPENSES	292	14,168
EXCHANGE GAINS (LOSSES)—net	133	(403)
INCREASE IN NET ASSETS	425	13,765
NET ASSETS AT BEGINNING OF PERIOD	18,255	4,427
NET ASSETS AT END OF PERIOD	**$ 18,680**	**$ 18,192**

0 = less than $500.
The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 261	$ 222
Cash received from other sources	38	20
Grants and technical assistance disbursed	–	(58)
Administrative and financial expenses paid	(15)	(18)
Net Cash Provided by Operating Activities	284	166
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	633,615	636,329
Purchases of investments	(632,276)	(635,147)
Net Cash Provided by Investing Activities	1,339	1,182
Effect of Exchange Rate Changes on Due from Banks	15	(44)
Net Increase in Due from Banks	1,638	1,304
Due from Banks at Beginning of Period	803	699
Due from Banks at End of Period	$ 2,441	$ 2,003

The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Pakistan Earthquake Fund (PEF) was terminated on 30 June 2011 and all projects were financially completed as of 30 September 2013. PEF continued to remain open to complete actions necessary to wind up the fund.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on PEF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU does not have an impact on PEF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact PEF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, was 2.05% (1.78% – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	30 September 2014	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 16,239	$ –	$ 16,239	$ –

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 17,460	$ –	$ 17,460	$ –

continued

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to PEF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. There was no payable to OCR as of 30 September 2014 and 31 December 2013.

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, there were no undisbursed amounts written back from financially completed and/or cancelled grant ($13,900,000 – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Condensed Financial Statements as of 30 September 2014.

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 3,042	$ 266
INVESTMENTS (Note C)	15,363	17,546
ACCRUED REVENUE	0	1
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	322	815
TOTAL	**$ 18,727**	**$ 18,628**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 91	$ 135
UNDISBURSED COMMITMENTS (Note E)	11,292	13,373
TOTAL LIABILITIES	11,383	13,508
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	7,344	5,120
TOTAL	**$ 18,727**	**$ 18,628**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 2,405	$ 6,000
REVENUE		
From investments (Note C)	16	20
From other sources	3	1
Total	2,424	6,021
EXPENSES		
Technical assistance—net (Note E)	68	1,334
Administrative and financial expenses (Note D)	108	269
Total	176	1,603
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	2,248	4,418
EXCHANGE LOSSES—net	(24)	(4)
INCREASE IN NET ASSETS	2,224	4,414
NET ASSETS AT BEGINNING OF PERIOD	5,120	1,651
NET ASSETS AT END OF PERIOD	**$ 7,344**	**$ 6,065**

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 2,380	$ 6,000
Interest on investments received	17	21
Cash received from other sources	3	1
Technical assistance disbursed	(1,678)	(4,344)
Administrative and financial expenses paid	(129)	(298)
Net Cash Provided by Operating Activities	593	1,380
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	589,170	619,350
Purchases of Investments	(586,987)	(619,271)
Net Cash Provided by Investing Activities	2,183	79
Net Increase in Due From Banks	2,776	1,459
Due from Banks at Beginning of Period	266	251
Due from Banks at End of Period	$ 3,042	$ 1,710

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on RCIF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact RCIF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, was 0.14% (0. 17% – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	30 September 2014	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 15,363	$ –	$ 15,363	$ –
		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 17,546	$ –	$ 17,546	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 September 2014	31 December 2013
Payable to:		
Ordinary capital resources	$ 40	$ 29
Technical Assistance Special Fund	44	9
Japan Special Fund	5	2
Financial Sector Development Partnership Special Fund	1	–
Agency Trust Funds—net	1	24
Total	$ 91	$ 64

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, two TA projects and one supplementary approval totaling $1,700,000 became effective (three TA projects and two supplementary approvals totaling $1,520,000 – 2013), and $1,632,000 undisbursed amounts were written back ($186,000 – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $6,000,000 to the RCIF as part of OCR's 2012 net income allocation.

On 6 March 2014, the Government of Japan committed its 1st contribution to the RCIF amounting to ¥246,000,000 ($2,405,000 equivalent).

continued

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Condensed Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 2,117	$ 1,676
INVESTMENTS (Note C)	31,880	36,943
ACCRUED REVENUE	0	2
ADVANCES FOR GRANTS	1,003	1,091
TOTAL	**$ 35,000**	**$ 39,712**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 55	$ 49
UNDISBURSED COMMITMENTS (Note E)	22,430	26,090
TOTAL LIABILITIES	22,485	26,139
UNCOMMITTED BALANCES (CCF-2), represented by: Unrestricted net assets	12,515	13,573
TOTAL	**$ 35,000**	**$ 39,712**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ –	$ 9,000
REVENUE FROM INVESTMENTS (Note C)	35	44
EXPENSES		
Technical assistance and grants—net (Note E)	914	1,972
Administrative and financial expenses (Note D)	153	332
Total	1,067	2,304
CONTRIBUTION AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(1,032)	6,740
EXCHANGE LOSSES—net	(26)	(3)
(DECREASE) INCREASE IN NET ASSETS	(1,058)	6,737
NET ASSETS AT BEGINNING OF PERIOD	13,573	7,884
NET ASSETS AT END OF PERIOD	**$ 12,515**	**$ 14,621**

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 9,000
Interest on investments received	37	45
Technical assistance and grants disbursed	(4,522)	(2,521)
Administrative and financial expenses paid	(137)	(205)
Net Cash (Used in) Provided by Operating Activities	(4,622)	6,319
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	1,287,777	1,302,268
Purchases of investments	(1,282,714)	(1,307,213)
Net Cash Provided by (Used in) Investing Activities	5,063	(4,945)
Net Increase in Due From Banks	441	1,374
Due from Banks at Beginning of Period	1,676	276
Due from Banks at End of Period	$ 2,117	$ 1,650

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on CCF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact CCF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, was 0.14% (0.17% – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	30 September 2014	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 31,880	$ –	$ 31,880	$ –

		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 36,943	$ –	$ 36,943	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 September 2014	31 December 2013
Payable to:		
Ordinary capital resources	$ 29	$ 25
Technical Assistance Special Fund	0	9
Agency Trust Funds—net	25	–
Total	$ 54	$ 34

0 = Less than $500.

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, two TA projects and two supplementary approvals amounting to $1,470,000 became effective (two TA projects and one grant amounting to $2,273,000 – 2013), and $556,000 undisbursed amounts were written back ($301,000 – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $9,000,000 to the CCF as part of OCR's 2012 net income allocation.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Condensed Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 4,345	$ 4,671
ADVANCES FOR GRANTS AND OTHER ASSETS	3,876	9,500
TOTAL	**$ 8,221**	**$ 14,171**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 14
UNDISBURSED COMMITMENTS (Note E)	3,876	9,500
TOTAL LIABILITIES	3,876	9,514
UNCOMMITTED BALANCES (APDRF-2), represented by:		
Unrestricted net assets	4,345	4,657
TOTAL	**$ 8,221**	**$ 14,171**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ –	$ 10
From other sources	5	3
Total	5	13
EXPENSES		
Grants—net (Note E)	200	(743)
Administrative and financial expenses (Note D)	117	104
Total	317	(639)
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(312)	652
(DECREASE) INCREASE IN NET ASSETS	(312)	652
NET ASSETS AT BEGINNING OF PERIOD	4,657	10,254
NET ASSETS AT END OF PERIOD	**$ 4,345**	**$ 10,906**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ –	$ 11
Cash received from other sources	5	2
Refund of advances under grants	–	1,350
Grants disbursed	(200)	(630)
Administrative and financial expenses paid	(131)	(178)
Net Cash (Used in) Provided by Operating Activities	(326)	555
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	–	302,381
Purchases of investments	–	(303,042)
Net Cash Used in Investing Activities	–	(661)
Net Decrease in Due From Banks	(326)	(106)
Due from Banks at Beginning of Period	4,671	3,180
Due from Banks at End of Period	$ 4,345	$ 3,074

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on APDRF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact APDRF's financial statements.

NOTE C—INVESTMENTS

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

As of 30 September 2014, all time deposit placements have matured.

The annualized rate of return on the average investments held during the nine months ended 30 September 2013, based on the portfolio held at the beginning and end of each month, was 0.18%.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects.

NOTE E—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, there was one grant that became effective amounting to $200,000 (three grants totaling $800,000 – 2013), and no undisbursed amounts were written back ($1,543,000 – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Condensed Financial Statements as of 30 September 2014.

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 1,903	$ 302
INVESTMENTS (Note C)	5,206	4,800
DUE FROM CONTRIBUTORS (Note F)	–	2,070
OTHER ASSETS (Note D)	1	–
TOTAL	**$ 7,110**	**$ 7,172**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 1	$ 9
UNDISBURSED COMMITMENTS (Note E)	805	–
TOTAL LIABILITIES	806	9
UNCOMMITTED BALANCES (FSDPSF-2), represented by:		
Unrestricted net assets	6,304	7,163
TOTAL	**$ 7,110**	**$ 7,172**

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ –	$ 2,700
REVENUE		
From investments (Note C)	6	–
From other sources	16	–
Total	22	2,700
EXPENSES		
Technical assistance (Note E)	845	–
Administrative and financial expenses (Note D)	2	–
Total	847	–
CONTRIBUTION AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(825)	2,700
EXCHANGE LOSSES—net	(34)	–
(DECREASE) INCREASE IN NET ASSETS	(859)	2,700
NET ASSETS AT BEGINNING OF PERIOD	7,163	–
NET ASSETS AT END OF PERIOD	**$ 6,304**	**$ 2,700**

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 2,052	$ 2,700
Interest on investments received	6	–
Cash received from other sources	2	–
Technical assistance disbursed	(42)	–
Administrative and financial expenses paid	(11)	–
Net Cash Provided by Operating Activities	2,007	2,700
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	206,108	–
Purchases of investments	(206,514)	–
Net Cash Used in Investing Activities	(406)	–
Net Increase in Due From Banks	1,601	2,700
Due from Banks at Beginning of Period	302	–
Due from Banks at End of Period	$ 1,903	$ 2,700

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the FSDPSF, representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on FSDPSF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact FSDPSF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, was 0.14% (nil – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

		Fair Value Measurements		
	30 September 2014	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 5,206	$ –	$ 5,206	$ –

		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 4,800	$ –	$ 4,800	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to FSDPSF will be settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB will charge a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater.

Included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 September 2014	31 December 2013
Receivable from:		
Regional Cooperation and Integration Fund	$ 1	$ –
Payable to:		
Ordinary capital resources	$ 1	$ –

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, there were three TA projects and one supplementary approval that became effective amounting to $845,000 (nil – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $2,700,000 to the FSDPSF as part of OCR's 2012 net income allocation.

In October 2013, the Government of Luxembourg committed its 1st contribution amounting to $2,400,000.

In November 2013, the Government of Luxembourg committed an additional contribution amounting to €1,500,000 ($2,037,000 equivalent).

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the FSDPSF's Financial Statements as of 30 September 2014.

ADB


SEC MAIL PROCESSING
RECEIVED
DEC 29 2014
WASH, D.C.
201
SECTION

Management's Discussion and Analysis and Condensed Quarterly Financial Statements

30 September 2014
(Unaudited)

Asian Development Bank

CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

I. OVERVIEW

The vision of the Asian Development Bank (ADB), an international development financial institution, is for an Asia and Pacific region free of poverty. In pursuing its objectives, ADB provides various forms of financial assistance to its developing member countries (DMCs). The main instruments are loans, technical assistance (TA), grants, guarantees, and equity investments, which are met through various funding resources.

ADB accounts for financial resources through ordinary capital resources (OCR) and Special Funds. Under the Charter, OCR and Special Funds resources must at all times be held and used entirely separately from each other. ADB administers various trust funds as well, which are externally funded and administered by ADB on behalf of donors. These trust funds are not included in the quarterly financial statements and in this management's discussion and analysis.

II. ORDINARY CAPITAL RESOURCES

ADB's OCR come from three distinct sources: borrowings from capital markets; paid-in capital provided by shareholders; and accumulated retained income (reserves), which provides a buffer for risk arising from its operations. Borrowed funds, together with equity, are used to fund OCR lending and investment activities as well as other general operations.

A. Basis of Financial Reporting

Statutory reporting. ADB prepares OCR financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP), referred to in this document as the "statutory reporting basis."

ADB manages its balance sheet by selectively using derivatives to minimize interest rate and currency risks associated with its financial instruments. Derivatives are used to enhance asset and liability management of individual positions and overall portfolios. Although most of ADB's derivatives are highly effective in hedging the underlying transactions, ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of hedging criteria under US GAAP does not make fully evident ADB's risk management strategies.

ADB reports all derivative instruments on the balance sheet at fair value and recognizes the changes in fair value for the period as part of net income. ADB also elects to fair value financial instruments selectively and opts to fair value borrowings with associated swaps to apply a consistent accounting treatment between the borrowings and their related swaps. ADB continues to report its loans and borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

This document should be read in conjunction with ADB Annual Report issued for the year ended 31 December 2013. ADB undertakes no obligation to update any forward-looking statements made in such documents.

Management reporting. Since certain financial instruments (including all derivatives, swapped borrowings, and certain investments) are recorded at their fair value, while loans and a portion of borrowings and investments are recorded at amortized cost, Management believes that statutory income may not fully reflect the overall economic value of ADB's financial position because of the asymmetric accounting treatment. Accordingly, ADB also reports operating income, which excludes the impact of the fair value adjustments associated with financial instruments from the results of OCR operations. ADB uses operating income as the key measure to manage its financial position, make financial management decisions, and monitor financial ratios and parameters.

Operating income does not include unrealized gains or losses of the portfolio. The unrealized gains or losses, although an important indicator of the portfolio performance, generally represent changes in income as a result of fluctuations in the fair value of swapped borrowings and derivatives. Since ADB does not actively trade these financial instruments, such gains or losses are generally not realized unless ADB is forced to do so by risk events before maturity. ADB has instituted risk management policies to mitigate such risks.

Since ADB intends to hold most borrowings and related swaps until maturity or call, the interim unrealized gains and losses reported under the statutory reporting basis will eventually converge with the net realized income and expenses that ADB recognizes over the life of the transactions.

The management reporting basis balance sheet reconciled from the statutory reporting basis balance sheet as of 30 September 2014 is provided in the Appendix.

B. Selected Financial Data

Table 1 presents selected financial data on two bases: the statutory reporting basis and the management reporting basis. Ratios under the statutory and the management reporting bases, except for the statutory reporting on cost of borrowings and management reporting on return on earning assets were lower compared with the same period last year. The rates of return on equity and earning assets under the statutory reporting basis were lower for the nine months ended 30 September 2014, compared with the same period last year, mainly from the effect of market trend and lower net income. The lower rate of return on loans and cost of borrowings were generally in line with the market trend compared with 2013 (see Table 2), while return on investments decreased due to the lag effect between rising medium term market interest rate environment and actual return from investments. A discussion on revenue and expenses is in the Overall Financial Results section.

Table 1: Selected Financial Data
($ million)

Item	30 September 2014	30 September 2013	31 December 2013
Operational Highlights			
Loan and Guarantees Approved[a]	4,484	2,740	10,221
Loan Disbursements	4,127	3,369	5,985
Loan Principal Repayments[b]	3,301	4,126	5,126
Statutory Reporting Basis			
Net Income	220	392	566
Return on Equity (%)	1.44	2.94	3.43
Return on Earning Assets (%)	0.37	0.58	0.72
Return on Loans (%)	1.12	1.34	1.31
Return on Investments (%)	1.22	1.44	1.43
Cost of Borrowings (%)	0.73	0.63	0.51
Management Reporting Basis			
Operating Income	356	347	469
Return on Equity (%)	2.36	2.38	2.71
Return on Earning Assets[c] (%)	0.54	0.52	0.60
Return on Loans (%)	1.12	1.27	1.23
Return on Investments (%)	1.21	1.38	1.36
Cost of Borrowings (%)	0.51	0.67	0.64

Note: Returns/cost of borrowings are based on annualized income/expenses and average assets/liabilities.
[a] Net of adjustments and terminations prior to signing.
[b] Includes prepayments.
[c] Represents operating income over average earning assets.

Table 2: Selected US Dollar Interest Rates
(%)

Item	30 September 2014	30 September 2013	31 December 2013
6-Month US Dollar LIBOR	0.33	0.37	0.35
3-Year US Dollar Swap Rate	1.30	0.76	0.88

LIBOR = London interbank offered rate, US = United States.
Source: Bloomberg Finance L.P.

C. Overall Financial Results

Net income. Table 3 presents the overall financial results for the nine months ended 30 September 2014. OCR reported a net income of $220 million compared with a net income of $392 million for the same period in 2013. The decrease was mainly due to unrealized losses from the unfavorable change in the fair value of borrowings and related swaps.

Table 3: Overall Financial Results for the Nine Months Ended 30 September
($ million)

Item	2014	2013	Change
Income from loans	**451**	**498**	**(47)**
Interest income	445	490	(45)
Write-back (Provision) for loan losses	0	(0)	0
Others	6	8	(2)
Income from investments	**249**	**270**	**(21)**
Interest income	226	259	(33)
Realized gain	23	11	12
Income from equity investments	**120**	**165**	**(45)**
Profit on sale	114	111	3
Realized (loss) gain on proportionate share of income from EI accounted for under the equity method	(6)	41	(47)
Others	12	13	(1)
Other income—net	**28**	**23**	**5**
Borrowings and related expenses	**(241)**	**(304)**	**63**
Interest and other charges	(241)	(310)	69
Realized gain	–	6	(6)
Administrative expenses—OCR	**(250)**	**(305)**	**55**
Operating income	**357**	**347**	**10**
Net unrealized (losses) gains	**(138)**	**87**	**(225)**
Net unrealized gains (losses) on proportionate share of income from EI accounted for under the equity method	**1**	**(42)**	**43**
Net income	**220**	**392**	**(172)**

( ) = negative, EI = equity investments, OCR = ordinary capital resources.
Note: 0 = amount less than $0.5 million.

Operating income. Operating income for the nine months ended 30 September 2014 was higher by $10 million compared with the same period in 2013, primarily because of the following:

- a $63 million decrease in borrowings and related expenses due to decrease in the average cost of borrowings; and
- a $55 million decrease in administrative expenses, attributed primarily to lower accrued pension and post-retirement benefit costs.

These were offset by:

- a $68 million decrease in gross income from loans and income from investments, mainly attributed to lower returns; and
- a $45 million decrease in income from equity investments primarily from lower realized proportionate share of income from equity investments accounted for under the equity method.

Net unrealized losses for the nine months ended 30 September 2014 were $138 million (net unrealized gains of $87 million – 2013). These primarily consisted of fair value adjustments on the swapped borrowings and derivatives used for hedging borrowings, investments, and loans. The change in fair value resulted in net unrealized losses of $144 million (net unrealized gains of $26 million – 2013) for borrowings and related swaps reflecting the movements in ADB's credit spreads and interest rates during the period.

Review of lending activities. During the period, 34 OCR loans totaling $4,464 million were approved compared with 30 loan approvals totaling $2,740 million for the same period last year. Of the total, sovereign approvals amounted to $4,048 million ($2,010 million – 2013) and nonsovereign approvals amounted to $416 million ($730 million – 2013).

Total disbursements for the period amounted to $4,127 million ($3,369 million – 2013) of which $3,681 million (89.2%) was for sovereign loans ($2,846 million – 2013) and $446 million (10.8%) was for nonsovereign loans ($523 million – 2013).

Regular repayments for the period totaled $3,008 million ($3,480 million – 2013), while prepayments totaling $293 million ($646 million – 2013) were received from one sovereign (one – 2013) and four nonsovereign borrowers (five – 2013).

No loans were in nonaccrual status as of 30 September 2014 (nil – 31 December 2013).

Loan exposure. As of 30 September 2014, OCR's outstanding loan balance was $53,820 million ($53,088 million – 31 December 2013), after net unamortized loan origination costs and allowance for loan losses, of which sovereign loans represented $50,791 million ($49,947 million – 31 December 2013) and nonsovereign loans $3,029 million ($3,141 million – 31 December 2013).

Loan charges on sovereign loans. A commitment charge is levied on undisbursed balances of loans beginning 60 days after loan signing of the applicable loan agreement; charges begin to accrue when the loan becomes effective.

Starting in 2004, ADB provided a 20 basis points waiver on lending spread for borrowers or guarantors that do not have any OCR loans in arrears under ADB's operations. The waiver policy for the applicable loans is reviewed annually. In December 2013, the Board of Directors approved the continuation of this waiver policy only for borrowers of US dollar pool-based single currency loan, covering the period commencing from 1 January 2014 up to and including 31 December 2014.

For sovereign loans negotiated on or after 1 January 2014, ADB charges an effective contractual spread of 0.5% over the base lending rate.

Maturity premium. In December 2011, the Board of Directors approved the introduction of the following maturity premiums for all LIBOR-based loans and local currency loans for which formal loan negotiations were completed on or after 1 April 2012:

i. 10 basis points per annum on loans with an average loan maturity of greater than 13 years and up to 16 years, and
ii. 20 basis points per annum on loans with an average loan maturity of greater than 16 years and up to 19 years.

ADB also introduced a limit on the average maturity for new loans to not exceed 19 years. As of 30 September 2014, 88 loans totaling $14,009 million were subject to maturity premium (74 loans totaling $11,747 million – 31 December 2013).

Results-based lending. In March 2013, the Board of Directors approved piloting results-based lending (RBL). This is a new modality to support government-owned sector programs and disburse ADB financing based on program results. Loan terms under RBL are the same as for investment projects. During the period, one OCR loan (one – 2013) for $50 million was approved under RBL ($100 million – 2013). Disbursement for the period amounted to $30 million ($20 million– 2013).

Project design facility. In April 2011, the Board of Directors approved the establishment of the project design facility (PDF) to support project preparation—particularly detailed engineering design—through project design advances for OCR and Asian Development Fund (ADF) borrowers. Loans approved under the PDF will carry OCR or ADF loan terms, as applicable. Payment of loan charges is deferred until the project design advance is refinanced from the proceeds of the ensuing loan or other repayment terms take effect. Pilot implementation of the PDF is extended until 31 December 2017.

Loan charges on nonsovereign loans. For nonsovereign loans, ADB applies market-based pricing to determine the lending spread, front-end fees, and commitment charges for each loan.

The lending spread is intended to cover ADB's risk exposure to specific borrowers and projects and the front-end fee to cover the administrative costs incurred in loan origination. Front-end fees are typically 1% to 1.5% depending on the transaction. ADB applies a commitment fee typically of 0.50% to 0.75% per year on the undisbursed commitment.

Local currency loans are priced based on relevant local funding benchmarks or ADB's funding costs and a market-based spread.

Investments. The OCR liquidity investment portfolio after swaps including securities transferred under repurchase agreements and securities purchased under resale arrangements amounted to $27,805 million as of 30 September 2014 ($25,415 million – 31 December 2013). The annualized rate of return on the total OCR investments portfolio excluding unrealized gains and losses on investments was 1.2% for the nine months ended 30 September 2014 (1.4% – 2013).

Borrowings. OCR borrowings after swaps amounted to $65,452 million as of 30 September 2014 ($61,649 million – 31 December 2013). The average cost of borrowings net of swaps for the nine months ended 30 September 2014 was 0.73% (0.63% – 2013). For the nine months ended 30 September 2014, ADB recorded $12,244 million in new medium and long-term borrowings ($10,002 million – 2013) and $1,737 million in short-term borrowings ($1,767 million – 2013).

D. Risk Bearing Capacity

In the pursuit of its developmental mandate, the most significant risk faced by ADB would be a default of a large part of its loan and guarantee portfolio. Thus, ADB's risk bearing capacity or capital adequacy is designed to ensure that its equity capital is sufficient to absorb both the expected and unexpected losses due to such credit risk. Under the capital adequacy framework, ADB will assess its capital adequacy at least annually with the stress test designed to ensure that ADB will have sufficient capital to absorb the income loss due to non-accrual shocks, while ensuring adequate income to sustain loan growth in the ensuing years. As of 30 September 2014, the stress test results indicated that ADB had an adequate equity capital position in relation to the credit risk in its loan and guarantee portfolio. Aside from the income-based stress testing of the equity-to-loan ratio (ELR), ADB also measures its exposure to credit risk in terms of expected losses and accordingly provides the required loan loss provision and loan loss reserves. ADB's internal credit risk model provides an estimate of the expected loss and the

volume of loans experiencing a non-accrual shock, the latter being a key input in the income-based stress testing of the ELR.

E. Capital and Resources

The total authorized capital of ADB is 10,638,933 shares valued at $158,237 million as of 30 September 2014. Subscribed capital as of 30 September 2014 was 10,520,955 shares, net of temporary reduction, valued at $156,482 million which consisted of $7,859 million paid-in ($6,209 million of which was paid as of 30 September 2014) and $148,623 million callable. Callable capital can be called only if required to meet ADB's obligations incurred on borrowings or guarantees under OCR. No call has ever been made on ADB's callable capital.

In May 2014, the Board of Governors approved the allocation of 2013 net income of $548 million, after appropriation of guarantee fees to special reserve, as follows: (i) $31 million representing adjustment to the Loan Loss Reserve as of 31 December 2013, be added from the Loan Loss Reserve to the net income; (ii) $97 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, to the Cumulative Revaluation Adjustment account; (iii) $332 million to the Ordinary Reserve; (iv) $120 million to the ADF; and (v) $30 million to the Technical Assistance Special Fund (TASF).

ADB's lending limitation policy limits the total amount of disbursed loans, approved equity investments and the maximum amount that could be demanded from ADB under its guarantee portfolio, to the total amount of ADB's unimpaired subscribed capital, reserves, and surplus, excluding special reserves. In addition, ADB's borrowing policy limits ADB's gross outstanding borrowings to no more than the sum of callable capital of nonborrowing members, paid-in capital, and reserves (including surplus).

As of 30 September 2014, ADB's lending headroom was $113,300 million ($120,577 million – 31 December 2013) and ADB's borrowing headroom was $54,749 million ($61,292 million – 31 December 2013).

III. SPECIAL FUNDS

In addition to OCR, ADB administers Special Funds consisting of the ADF, TASF, the Japan Special Fund (JSF), including the Asian Currency Crisis Support Facility (ACCSF); ADB Institute (ADBI); the Pakistan Earthquake Fund (PEF); the Regional Cooperation and Integration Fund (RCIF); the Climate Change Fund (CCF); the Asia Pacific Disaster Response Fund (APDRF); and the Financial Sector Development Partnership Special Fund (FSDPSF). Financial statements for each Special Fund are prepared in accordance with US GAAP, except those for the ADF, for which special purpose financial statements are prepared (see Note B of the ADF Financial Statements).

A. Asian Development Fund

The ADF is ADB's concessional lending window from which loans are provided to the DMCs with low per capita gross national product and limited debt repayment capacity. As of 30 September 2014, the governments of 34 donor members (regional and nonregional) have contributed to the ADF, which is the only multilateral source of concessional assistance dedicated exclusively to the needs of Asia and the Pacific. ADF also provides financing in the form of grants for projects and programs of high developmental priority.

In July 2012, the Board of Governors adopted a resolution providing for the 10th replenishment of the ADF (ADF XI) and the 5th regularized replenishment of the TASF. The resolution provides for a substantial replenishment of the ADF to finance ADB's concessional program for 4 years from January 2013, and for replenishment of the TASF in conjunction with the ADF replenishment to finance TA operations under the TASF. The total replenishment of SDR8,084 million ($12,638 million equivalent at Resolution No. 357 exchange rates) comprised SDR7,843 million for ADF XI and SDR241 million for the TASF. About 38% of the replenishment will be financed from new donor contributions totaling SDR3,086 million ($4,826 million equivalent). The replenishment became effective on 4 June 2013. As of 30 September 2014, ADB had received instruments of contributions from 30 donors for a total of SDR2,814 million ($4,399 million equivalent).

Heavily Indebted Poor Countries Initiative. In response to ADF donors' request, the ADB Board of Governors adopted a resolution on 7 April 2008 for ADB to participate in the Heavily Indebted Poor Countries (HIPC) Initiative, and to provide Afghanistan with debt relief. The estimated principal amount of Afghanistan's ADF debt to be forgiven and charged against ADF income was $82 million.

Launched in 1996 by the International Development Association (IDA) and the International Monetary Fund (IMF), the HIPC Initiative provides partial debt relief to poor countries with levels of external debt that severely burden export earnings or public finance. In 1999, the initiative was enhanced to enable more countries to qualify for HIPC relief. IDA and IMF reported that several ADF borrowers met the income and indebtedness criteria of the HIPC Initiative and were potentially eligible for HIPC debt relief. Of these, only Afghanistan became eligible and reached the decision point under the HIPC initiative on 9 July 2007. The decision point is where an HIPC country, having met certain conditions, becomes eligible to receive interim debt relief on a provisional basis following approval by the Board of Directors to provide debt relief under the HIPC Initiative. Debt relief has been delivered by partial reduction of debt service payments as they come due.

On 26 January 2010, the executive boards of IDA and IMF agreed that Afghanistan had reached the completion point under the HIPC initiative. Thus, debt relief to Afghanistan under the initiative had become irrevocable. The amount of debt relief including principal and interest was revised to $106 million. As of 30 September 2014, ADF had delivered $16 million under this arrangement, bringing the balance to $90 million which will be provided through a reduction of Afghanistan's debt service from October 2014 to February 2028.

Contributed resources. ADF XI became effective on 4 June 2013. As of 30 September 2014, $3,452 million has been committed and made effective, of which $1,615 million has been received and made available for operational commitments.

During the period, $999 million in contributions ($818 million – ADF XI; $16 million – ADF X; $10 million – ADF IX; $155 million – ADF VIII) and $14 million of amortized discounts due to accelerated rates encashments for ADF IX, ADF X and ADF XI have been received and made available for operational commitments. In May 2014, the Board of Governors approved the transfer of $120 million to the ADF as part of OCR's 2013 net income allocation.

Total resources committed, inclusive of discounts on contributions due to accelerated note encashments (ANE) for ADF IX, ADF X and ADF XI, amounted to $35,333 million as of 30 September 2014 ($36,564 million – 31 December 2013), of which $33,287 million ($33,499 million – 31 December 2013) was made available for operational commitments. The contributions not yet available comprise: (i) unpaid qualified contributions; (ii) unpaid

contributions from donors who exercised pro-rata rights based on qualified contributions; and (iii) unamortized discounts on ANE.

The remaining unpaid contributions including amounts allocated to TASF under ADF IX, ADF X, and ADF XI as of 30 September 2014 totaled $76 million, $187 million, and $211 million, respectively. The balance of commitment authority available for operations at 30 September 2014 increased to $1,405 million ($422 million – 31 December 2013).

Review of lending activities. During the period, 28 ADF loans totaling $1,787 million were approved compared with 23 approvals totaling $1,453 million for the same period last year. Disbursements for the period totaled $1,318 million, a decrease of 4.1% from $1,375 million for the same period in 2013. The decrease was mainly due to a $512 million policy-based loan disbursed to Myanmar in 2013, compared with $399 million policy-based loan disbursed to Pakistan during the period. Regular repayments for the period totaled $947 million ($1,329 million – 2013).

Results-based lending. During the period, one ADF loan (one – 2013) for $50 million was approved under RBL ($100 million – 2013). Disbursement for the period amounted to $31 million ($20 million – 2013).

Loans. As of 30 September 2014, ADF's outstanding loan exposure was $27,927 million ($28,606 million – 31 December 2013), net of allowance for HIPC debt relief of $70 million ($74 million – 31 December 2013).

Loan term. All project and policy-based loans negotiations completed prior to 1 January 2013 carry interest charges of 1.0% during the grace period and 1.5% during the amortization period. Policy-based loans have a fixed term of 24 years including a grace period of 8 years and project loans have a fixed term of 32 years including a grace period of 8 years.

In June 2012, the Board of Directors approved the hardening of lending terms to blend countries for which formal loan negotiations have been completed on or after 1 January 2013 to have an interest rate of 2.0% throughout the loan tenor. In addition, project and policy loans to blend countries will have a fixed term of 25 years maturity including a grace period of 5 years. The loan terms for ADF-only countries remained the same.

Emergency assistance loans carry an interest rate of 1.0% over the life of the loan.

Framework for grants and hard-term facility. The ADF grant framework limited grants eligibility to ADF-only countries and introduced a new hard-term ADF lending facility. The facility has a fixed interest rate of 150 basis points below the weighted average of the ten-year fixed swap rates of the special drawing rights component currencies plus the OCR lending spread, or the current ADF rate, whichever is higher. Other terms are similar to those of regular ADF loans. The interest rate is reset every January and applied to all hard-term loans approved in that year and will be fixed for the life of those loans.

For hard-term ADF loans approved in 2014, the interest rate was set at (i) 1.77% fixed for the life of the loans (1.0% during the grace period and 1.5% thereafter – 2013) for ADF-only countries; and (ii) 2.0% fixed for the life of the loans (2.0% fixed – 2013) for blend countries.

During the nine months ended 30 September 2014, no loan was approved under this facility (two for ADF-only countries – 2013).

Grants. Grants are recognized in the financial statements upon effectivity, i.e., when the agreements are signed and all conditions are satisfied. During the period, net grants expensed amounted to $798 million ($423 million – 2013), consisting of 16 grants that became effective totaling $805 million and $7 million write-back of undisbursed commitments for savings on financially closed and/or cancelled projects (14 grants totaling $499 million and $76 million write-back undisbursed commitments of partially cancelled projects – 2013).

Investments. The investment portfolio, including securities purchased under resale arrangements, amounted to $6,777 million as of 30 September 2014 ($6,966 million – 31 December 2013). About 21.4% of the portfolio was placed in bank deposits and 78.6% was invested in fixed income securities. The annualized rate of return on the total investment portfolio, excluding unrealized gains and losses, was 0.8% for the nine months ended 30 September 2014 (0.9% – 2013).

B. Technical Assistance Special Fund

The TASF was established to provide TA on a grant basis to ADB's DMCs, and regional TA.

In July 2012, as part of the ADF XI replenishment, the donors agreed to contribute 3% of the total replenishment size as the fifth replenishment of the TASF. The replenishment covers 2013–2016.

Contributed resources. As of 30 September 2014, 29 donors committed a total of $342.8 million to TASF, as part of the ADF XI and the fifth regularized replenishment of TASF. Of the total commitment, $165.2 million has been received.

As part of the ADF X and fourth regularized replenishment of TASF, $313.2 million of the total commitment of $339.3 million, had been received as of 30 September 2014.

During the period, India made a direct voluntary contribution of Rs10.0 million ($0.2 million equivalent), an additional $2.0 million was committed for the fifth regularized replenishment of the TASF, and $30 million was allocated to the TASF as part of the OCR's 2013 net income allocation. As of 30 September 2014, total TASF resources amounted to $2,306.9 million, of which $2,012.8 million was committed, leaving an uncommitted balance of $294.1 million ($329.6 million – 31 December 2013).

Operations. During the period, TA expensed net of write-back amounted to $56.8 million ($72.8 million – 2013), consisting of 90 TA projects and 29 supplementary approval that became effective totaling $76.0 million, and $19.2 million write-backs of undisbursed commitments for completed and cancelled TA projects (110 TA projects and 14 supplementary approvals totaling $84.1 million and $11.3 million write-back – 2013). Undisbursed commitments net of grant and/or TA advances decreased to $321.4 million as of 30 September 2014 ($342.7 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio including securities purchased under resale arrangements, amounted to $394.1 million, compared with $414.0 million at the end of 2013. Total revenue from investments for the nine months ended 30 September 2014 and 2013 was $1.9 million.

C. Japan Special Fund

The JSF was established in 1988 to help DMCs of ADB restructure their economies and broaden the scope of opportunities for new investments, mainly through TA operations.

Contributed resources. As of 30 September 2014, Japan's cumulative contribution to the fund amounted to $973.7 million (¥112.9 billion), $909.7 million of which had been committed, leaving an uncommitted balance, including approved TA projects that are not yet effective, of $64.1 million ($62.6 million – 31 December 2013).

Operations. During the period, net TA written back amounted to $1.6 million ($1.4 million – 2013). No new TA projects or grants were approved or made effective during the nine months ended 30 September 2014 and 2013. The undisbursed commitments net of grant and/or TA advances decreased to $9.9 million as of 30 September 2014 ($13.8 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $71.5 million ($75.8 million – 31 December 2013). Total revenue from investments for the nine months ended 30 September 2014 and 2013 was $0.1 million.

Asian Currency Crisis Support Facility. The ACCSF was established in March 1999 for a three-year period as an independent component of the JSF and was terminated on 22 March 2002. Subject to the Government of Japan's instruction, the remaining funds of $36.9 million as of 30 September 2014 have been retained in the ACCSF; $36.7 million was invested in time deposits and has earned $0.06 million in interest income.

D. ADB Institute

ADBI was established in 1996 as a subsidiary body of ADB, whose objectives are the identification of effective development strategies and capacity improvements for sound development management in DMCs.

The costs for operating the Institute are met from ADBI, which is administered by ADB in accordance with the Statute of ADB Institute. As of 30 September 2014, the balance of net current assets excluding property, furniture, and equipment available for future projects and programs was $5.9 million.

E. Pakistan Earthquake Fund

The PEF was established in November 2005 in response to the special needs of Pakistan subsequent to the earthquake on 8 October 2005. The dedicated fund is to deliver emergency grant financing for investment projects and TA projects to support immediate reconstruction, rehabilitation and associated development activities. The PEF was terminated on 30 June 2011, and all projects were financially completed as of 30 September 2013. The fund remains open pending completion of winding up activities.

Contributed resources. As of 30 September 2014, total resources of the fund amounted to $147.5 million, $128.8 million of which has been committed, leaving an uncommitted balance of $18.7 million ($18.3 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $16.2 million ($17.5 million – 31 December 2013). Total revenue from investments for the nine months ended 30 September 2014 was $0.3 million ($0.2 million – 2013).

F. Regional Cooperation and Integration Fund

The RCIF was established in February 2007 in response to the increasing demand for regional cooperation and integration activities among ADB's member countries in Asia and the Pacific.

Contributed resources. On 6 March 2014, the Government of Japan committed its 1st contribution to the RCIF amounting to ¥246.0 million ($2.4 million equivalent). As of 30 September 2014, total resources of the fund amounted to $61.5 million, $54.2 million of which has been committed, leaving an uncommitted balance of $7.3 million ($5.1 million – 31 December 2013).

Operations. During the period, TA expensed net of write-back amounted to $0.1 million ($1.3 million – 2013) consisting of two TA projects and one supplementary approval totaling $1.7 million that became effective and a $1.6 million write-back for financially completed and/or cancelled projects (three TA projects and two supplementary approvals totaling to $1.5 million and $0.2 million write-back – 2013). The balance of undisbursed commitments net of grant and/or TA advances as of 30 September 2014 amounted to $11.0 million ($12.6 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $15.4 million ($17.5 million – 31 December 2013). Total revenue from investments for the nine months ended 30 September 2014 and 2013 was $0.02 million.

G. Climate Change Fund

The CCF was established in April 2008 to facilitate greater investments in the DMCs to address the causes and consequences of climate change alongside ADB assistance in various related sectors.

Contributed resources. As of 30 September 2014, total resources of the fund amounted to $60.3 million, $47.8 million of which has been committed, leaving an uncommitted balance of $12.5 million ($13.6 million – 31 December 2013).

Operations. During the period, TA and/or grant expensed net of write-back amounted to $0.9 million (TA and/or grant expensed net of write-back of $2.0 million – 2013) consisting of two TA projects and two supplementary approvals that became effective totaling to $1.5 million and $0.6 million write-back for financially completed and/or cancelled projects (two TA projects and one grant totaling to $2.3 million and $0.3 million write-back – 2013). The balance of undisbursed commitments net of grant and/or TA advances as of 30 September 2014 amounted to $21.4 million ($25.0 million – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $31.9 million ($36.9 million – 31 December 2013). Total revenue from investments for the nine months ended 30 September 2014 was $0.04 million.

H. Asia Pacific Disaster Response Fund

The APDRF was established on 1 April 2009 to provide timely incremental grant resources to DMCs affected by natural disasters.

Contributed resources. As of 30 September 2014, total resources of the fund amounted to $40.2 million, $35.9 million of which has been committed, leaving an uncommitted balance of $4.3 million ($4.7 million – 31 December 2013).

Operations. During the period, there was a grant expensed amounting to $0.2 million (net write-back amounted to $0.7 million – 2013) consisting of one grant that became effective (three grants amounting to $0.8 million and $1.5 million write-back – 2013). The fund had no undisbursed commitments net of grant and/or TA advances as of 30 September 2014 and 31 December 2013.

I. Financial Sector Development Partnership Special Fund

The FSDPSF was approved by the Board of Directors and established on 31 January 2013 to strengthen regional, subregional, and national financial systems in Asia and the Pacific.

Contributed resources. As of 30 September 2014, total resources of the fund amounted to $7.1 million, $0.8 million of which has been committed, leaving an uncommitted balance of $6.3 million ($7.2 million – 31 December 2013).

Operations. During the period, TA expensed amounted to $0.8 million consisting of three TA projects and one supplementary approval that became effective (nil – 2013). The balance of undisbursed commitments net of grant and/or TA advances as of 30 September 2014 amounted to $0.8 million (nil – 31 December 2013).

Investments. As of 30 September 2014, the total investment portfolio amounted to $5.2 million ($4.8 million – 31 December 2013).

ORDINARY CAPITAL RESOURCES
CONDENSED MANAGEMENT REPORTING BALANCE SHEETS
As of 30 September 2014 and 31 December 2013
($ million)

	30 September 2014			31 December 2013
Item	Statutory Reporting Basis	Adjustments[a]	Management Reporting Basis	Management Reporting Basis
Due from banks	1,103		1,103	316
Investments	26,802		26,802	24,452
Securities transferred under repurchase agreements	514		514	592
Securities purchased under resale arrangements	315		315	306
Loans outstanding	53,775		53,775	53,051
Unamortized net loan origination costs, less allowance for loan losses	45		45	37
Equity investments	894	(40)	854	784
Accrued interest receivable				
Investments	84		84	93
Loans	171		171	149
Receivable from swaps				
Borrowings	28,489	(875)	27,614	26,647
Investments	8,297	(17)	8,280	7,076
Loans	602	(6)	596	617
Other assets	1,010	1,121	2,131	1,968
TOTAL	**122,101**	**183**	**122,284**	**116,088**
Borrowings	64,637	(854)	63,783	61,189
Payable for swaps				
Borrowings	29,304	(29)	29,275	27,243
Investments	7,603	(49)	7,554	6,374
Loans	536	(15)	521	561
Payable under securities repurchase agreements	520		520	602
Payable for swap related collateral	527		527	633
Accounts payable and other liabilities	1,578		1,578	1,518
Total Liabilities	**104,705**	**(947)**	**103,758**	**98,120**
Paid-in capital	6,209	1,121	7,330	6,843
Net notional maintenance of value receivable	(1,494)		(1,494)	(1,390)
Ordinary reserve	11,535	3	11,538	11,170
Special reserve	298		298	282
Loan loss reserve	230		230	261
Surplus	1,065		1,065	1,065
Cumulative revaluation adjustments account	59	(59)	–	–
Net income[b]	204	137	341	451
Accumulated other comprehensive loss	(710)	(72)	(782)	(714)
Total Equity	**17,396**	**1,130**	**18,526**	**17,968**
TOTAL	**122,101**	**183**	**122,284**	**116,088**

– = nil, ( ) = negative.

[a] Includes reversal of ASC 815 and 825 effects, Asian Development Bank's share in unrealized gains or losses from equity investments accounted for under the equity method, and nonnegotiable, and noninterest-bearing demand obligations on account of subscribed capital.

[b] Net income after appropriation of guarantee fees to the Special Reserve.

Financial Statements

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED BALANCE SHEET
30 September 2014 and 31 December 2013
Expressed in Millions of US Dollars

ASSETS

	30 September (Unaudited)		31 December	
DUE FROM BANKS		$ 1,103		$ 316
INVESTMENTS (Notes C and M)		26,802		24,452
SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS (Notes C, D and M)		514		592
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C, D and M)		315		306
LOANS OUTSTANDING (Notes E and M) (Includes net unamortized loan origination costs of $80 – 30 September 2014, $73 – 31 December 2013; net of allowance for loan losses of $35 – 30 September 2014, $36 – 31 December 2013)		53,820		53,088
EQUITY INVESTMENTS (Notes G and M)		894		819
ACCRUED INTEREST RECEIVABLE		255		242
RECEIVABLE FROM SWAPS (Notes H, J and M)				
Borrowings	$ 28,489		$ 27,322	
Investments	8,297		7,095	
Loans	602	37,388	626	35,043
OTHER ASSETS				
Property, furniture, and equipment	173		167	
Investment related receivables	49		3	
Swap related collateral (Notes H and M)	527		633	
Miscellaneous (Note I)	261	1,010	207	1,010
TOTAL		**$ 122,101**		**$ 115,868**

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

LIABILITIES, CAPITAL, AND RESERVES

	30 September (Unaudited)		31 December	
BORROWINGS (Notes H, J, and M)				
At amortized cost	$ 3,382		$ 4,258	
At fair value	61,255	$ 64,637	57,372	$ 61,630
PAYABLE FOR SWAPS (Notes H, J, and M)				
Borrowings	29,304		27,341	
Investments	7,603		6,428	
Loans	536	37,443	578	34,347
PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS (Notes D and M)		520		602
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Investment related payables	241		102	
Swap related collateral (Notes H and M)	527		633	
Accrued pension and postretirement medical benefit costs	1,151		1,248	
Miscellaneous (Notes F and I)	186	2,105	168	2,151
Total Liabilities		104,705		98,730
CAPITAL AND RESERVES (OCR-3)				
Capital Stock (Note K)				
Authorized (SDR106,389 – 30 September 2014 and 31 December 2013)				
Subscribed (SDR106,149 – 30 September 2014 and 31 December 2013, net of temporary reduction of SDR939 – 30 September 2014 and SDR429 – 31 December 2013)		156,482		162,809
Less—"callable" shares subscribed (SDR100,827 – 30 September 2014 and 31 December 2013, net of temporary reduction of SDR901 – 30 September 2014 and SDR412 – 31 December 2013)		148,623		154,640
"Paid-in" shares subscribed (SDR5,322 – 30 September 2014 and 31 December 2013, net of temporary reduction of SDR38 – 30 September 2014 and SDR17 – 31 December 2013)		7,859		8,169
Less—subscription installments not due		443		1,238
Subscription installments matured		7,416		6,931
Less—Capital transferred to the Asian Development Fund and discount		86		88
		7,330		6,843
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital (Note K)		(1,121)		(958)
		6,209		5,885
Net notional amounts required to maintain value of currency holdings		(1,494)		(1,390)
Ordinary reserve (Note K)		11,535		11,166
Special reserve (Note K)		298		282
Loan loss reserve (Note K)		230		261
Surplus (Note K)		1,065		1,065
Cumulative revaluation adjustments account (Note K)		59		(38)
Net income after appropriation				
For the calendar year 2013 (Note K)				548
For the nine months ended 30 September 2014 (OCR-2)		204		–
Accumulated other comprehensive loss (Note K)		(710)		(641)
Total Capital and Reserves		17,396		17,138
TOTAL		**$ 122,101**		**$ 115,868**

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF INCOME AND EXPENSES
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
REVENUE (Note L)		
From loans (Note E)	$ 451	$ 498
From investments (Note C)	226	259
From guarantees	16	13
From equity investments	8	14
From other sources—net	19	17
TOTAL REVENUE	720	801
EXPENSES (Note L)		
Borrowings and related expenses	241	310
Administrative expenses (Note K)	250	305
(Write-back) Provision for loan losses (Note E)	(0)	0
Other expenses	8	6
TOTAL EXPENSES	499	621
NET REALIZED GAINS (Note L)		
From investments (Notes C and K)	23	10
From equity investments (Note K)	114	109
From borrowings	0	6
NET REALIZED GAINS	137	125
NET UNREALIZED (LOSSES) GAINS (Notes J and L)	(138)	87
NET INCOME	**$ 220**	**$ 392**

0 = less than $0.5 million.
The accompanying notes are an integral part of these condensed financial statements (OCR-6).

OCR-3

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF COMPREHENSIVE INCOME
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)		2013 (Unaudited)	
NET INCOME		$ 220		$ 392
Other comprehensive loss (Note K)				
Currency translation adjustments	$ (41)		$ (119)	
Unrealized investment holding gains (losses)	(71)		(349)	
Pension/postretirement liability adjustments	43	(69)	76	(392)
COMPREHENSIVE INCOME		**$ 151**		**$ –**

OCR-4

CONDENSED STATEMENT OF CHANGES IN CAPITAL AND RESERVES
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)		2013 (Unaudited)	
Balance, 1 January		$ 17,138		$ 16,420
Comprehensive income for the period:				
Net income for the period (OCR-2)	$ 220		$ 392	
Other comprehensive loss (OCR-3)	(69)	151	(392)	–
Subscriptions received		585		566
Demand obligations on account of subscriptions received		(297)		(150)
Change in SDR values		(98)		136
Change in ordinary reserve		(37)		2
Notional MOV		104		(356)
Allocation to ADF		(120)		(120)
Allocation to TASF		(30)		(30)
Allocation to CCF		–		(9)
Allocation to RCIF		–		(6)
Allocation to FSDPSF		–		(3)
Balance, 30 September		**$ 17,396**		**$ 16,450**

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest and other charges on loans received	$ 390	$ 489
Interest on investments received	254	279
Interest and other financial expenses paid	(186)	(341)
Administrative expenses paid	(337)	(288)
Others—net	30	22
Net Cash Provided by Operating Activities	151	161
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	4,835	1,186
Maturities of investments	134,811	130,962
Purchases of investments	(142,216)	(132,557)
Receipts from securities purchased under resale arrangements	116,807	73,861
Payments for securities purchased under resale arrangements	(116,825)	(74,021)
Principal collected on loans	3,301	4,126
Loans disbursed	(4,100)	(3,337)
Receipts from swaps	244	726
Payments for swaps	(22)	–
Property, furniture, and equipment acquired	(24)	(15)
Change in swap related collateral	(93)	(1,679)
Purchases of equity investments	(170)	(115)
Sales of equity investments	157	249
Net Cash Used in Investing Activities	(3,295)	(614)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from new borrowings	14,027	11,872
Borrowings redeemed	(10,468)	(12,381)
Capital subscriptions collected	373	326
Issuance expenses paid	(19)	(16)
Demand obligations of members encashed	39	40
Receipts from swaps	188	778
Payments for swaps	(33)	–
Resources transferred to ADF	(120)	(120)
Resources transferred to TASF	(30)	(30)
Resources transferred to CCF	–	(9)
Resources transferred to RCIF	–	(6)
Resources transferred to FSDPSF	–	(3)
Net Cash Provided by Financing Activities	3,957	451
Effect of Exchange Rate Changes on Due from Banks	(26)	6
Net Increase in Due from Banks	787	4
Due from Banks at Beginning of Period	316	263
Due from Banks at End of Period	$ 1,103	$ 267

The accompanying notes are an integral part of these condensed financial statements (OCR-6).

ASIAN DEVELOPMENT BANK—ORDINARY CAPITAL RESOURCES
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the end of the period and the reported amounts of revenues and expenses during the period. The actual results could differ from those estimates.

The currencies of all members are functional currencies as these are the currencies of the primary economic environments in which ADB generates and expends cash. The reporting currency is the US dollar, and the financial statements are expressed in US dollars.

Derivative Financial Instruments

ADB reports all derivative transactions in accordance with Accounting Standards Codification (ASC) 815, "Derivatives and Hedging." In applying ASC 815, ADB has elected not to define any qualifying hedging relationships. Rather, all derivative instruments, as defined by ASC 815, have been marked to fair value, and all changes in fair value have been recognized in net income. ADB has elected not to define any qualifying hedging relationships, not because economic hedges do not exist, but rather because the application of ASC 815 hedging criteria does not make fully evident ADB's risk management strategies. ADB records derivatives in the Balance Sheet as either assets or liabilities measured at fair value, consistent with the legal rights and way the instruments are settled. Individual interest rate swaps under the Master Agreement of the International Swaps and Derivatives Association (ISDA), absent of local market constraints, are recorded on a net basis, while all other swaps, including cross currency and foreign exchange swaps, are recorded on a gross basis.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

continued

The Fair Value Option

ADB has adopted the Fair Value Option subsections of ASC 825, "Financial Instruments" (ASC 825 or the Fair Value Option). ASC 825 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment.

In adopting ASC 825, ADB elected to fair value all variable rate borrowings or those borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its loans and fixed rate borrowings that are not swapped at amortized cost and reports most of its investments (except time deposits that are recorded at cost) at fair value.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In March 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-05, *"Foreign Currency Matters (Topic 830) – Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,"* to provide guidance on whether to release cumulative translation adjustments on certain derecognition events. An entity is required to apply the amendments prospectively for fiscal years beginning after 15 December 2013, and interim periods within those annual periods. This ASU currently does not have an impact on OCR's financial statements.

In December 2013, the FASB issued ASU 2013-12 *"Definition of a Public Business Entity – An Addition to the Master Glossary"* to define *public business entity* in the Master Glossary of the FASB Accounting Standards Codification. The amendment does not affect existing requirements. There is no actual effective date for the amendment. However, the new definition will be applied to all new Accounting Standards Updates issued in 2014 and onwards that will use the term *public business entity.* This ASU does not have an impact on OCR's financial statements.

continued

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact OCR's financial statements.

In June 2014, the FASB issued ASU 2014-10 *"Development Stage Entities (Topic 915) – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation"* to improve financial reporting by reducing the cost and complexity associated with the incremental reporting requirements for development stage entities. An entity is required to apply the amendments retrospectively, except for the clarification to Topic 275 which shall be applied prospectively, for annual reporting periods after 15 December 2014, and interim reporting periods therein. ADB is currently assessing the impact of this ASU on OCR's financial statements

In June 2014, the FASB issued ASU 2014-11 *"Transfers and Servicing (Topic 860) – Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures"* to change the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowing accounting, which is consistent with the accounting for other repurchase agreements. The amendments also require an entity to disclose information on transfers accounted for as sales in transactions that are economically similar to repurchase agreements and to provide increased transparency about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. An entity is required to apply the amendments prospectively for annual reporting periods after 15 December 2014, and for interim periods after 15 March 2015. This ASU is not expected to impact OCR's financial statements.

NOTE C—INVESTMENTS

The main investment management objective is to maintain security and liquidity. Subject to these parameters, ADB seeks the highest possible return on its investments. Investments are governed by the Investment Authority approved by the Board of Directors.

All investment securities and negotiable certificates of deposit held as of 30 September 2014 and 31 December 2013 are considered Available for Sale and are reported at fair value (FV). Unrealized gains and losses are reported in CAPITAL AND RESERVES as part of Accumulated other comprehensive income. Realized gains and losses are included in REVENUE From investments and are measured by the difference between amortized cost and the net proceeds of sale using the specific identification method for internally managed investment portfolio and the weighted average cost method for externally managed investment portfolio. Realized gains or losses on futures are reported in income based on daily settlement of the net cash margin.

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premium and discounts.

Unrealized losses on investment securities are assessed to determine whether the impairment is deemed to be other than temporary. If the impairment is deemed to be other than temporary, the investment is written down to the impaired value, which becomes the new cost basis of the investment. Impairment losses are not reversed for subsequent recoveries in the value of the investment, until it is sold.

OCR-6

continued

ADB may engage in securities lending of government or government-guaranteed obligations and corporate obligations, for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet ADB's obligation to counterparties. Securities transferred under securities lending arrangements included in Investments as of 30 September 2014 and 31 December 2013 were as follows:

($ million)	30 September 2014	31 December 2013
Government or government - guaranteed obligations	$ 21	$ 45

The estimated fair value of investments by contractual maturity as of 30 September 2014 and 31 December 2013 was as follows:

($ million)	30 September 2014	31 December 2013
Due in one year or less	$ 12,046	$ 12,954
Due after one year through five years	13,910	10,523
Due after five years through ten years	833	962
Due after ten years through fifteen years	13	13
Total	$ 26,802	$ 24,452

Additional information relating to investments in government or government-guaranteed obligations and other securities classified as available for sale are as follows:

($ million) **As of**	30 September 2014	31 December 2013
Amortized cost	$ 21,552	$ 20,687
Estimated fair value	21,639	20,822
Gross unrealized gains	138	206
Gross unrealized losses	(51)	(71)

($ million) **For the quarters ended 30 September:**	2014	2013
Change in net unrealized gains (losses) from prior period	$ (48)	$ (177)
Proceeds from sales	4,835	1,186
Gross gain on sales	23	11
Gross loss on sales	(1)	0

0 = less than $0.5 million

continued

The table below lists investments that sustained unrealized losses as of 30 September 2014 and 31 December 2013. There were 39 government or government-guaranteed obligations (three – 31 December 2013), and 72 corporate obligations (16 – 31 December 2013) that sustained unrealized losses for over one year representing 9.02% (0.44% – 31 December 2013) of the total investments. Comparative details as of 30 September 2014 and 31 December 2013 are as follows:

($ million)

As of 30 September 2014

	One year or less		Over one year		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government or government - guaranteed obligations	$ 6,790	$ 21	$ 2,323	$ 29	$ 9,113	$ 50
Other securities						
Corporate obligations	207	1	96	1	303	2
Total	$ 6,997	$ 22	$ 2,419	$ 30	$ 9,416	$ 52

0 = less than $0.5 million.

($ million)

As of 31 December 2013

	One year or less		Over one year		Total	
	Fair Value	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Government or government - guaranteed obligations	$ 6,632	$ 63	$ 94	$ 5	$ 6,726	$ 67
Other securities						
Corporate obligations	255	4	13	0	268	4
Total	$ 6,887	$ 67	$ 107	$ 5	$ 6,994	$ 71

0 = less than $0.5 million.

continued

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 September 2014 and 31 December 2013 was as follows:

($ million)

	30 September 2014	Fair Value Measurements Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 20,793	$ 18,798	$ 1,595	$ 400
Time deposits	5,162	–	5,162	–
Other securities	847	845	2	–
Securities transferred under repurchase agreements	514	514	–	–
Securities purchased under resale arrangements	315	–	315	–
Total at fair value	**$ 27,631**	**$ 20,157**	**$ 7,074**	**$ 400**

($ million)

	31 December 2013	Fair Value Measurements Level 1	Level 2	Level 3
Investments				
Government or government-guaranteed obligations	$ 20,182	$ 17,877	$ 2,305	$ –
Time deposits	3,630	–	3,630	–
Other securities	640	630	10	–
Securities transferred under repurchase agreements	592	592	–	–
Securities purchased under resale arrangements	306	–	306	–
Total at fair value	**$ 25,350**	**$ 19,099**	**$ 6,251**	**$ –**

If available, active market quotes are used to assign fair values to investment securities and related financial assets. These include most government or government-guaranteed obligations, corporate obligations, and other debt securities. Investments and related financial assets where active market quotes are not available are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services, custodians, and asset managers, or based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities, and unobservable inputs. Time deposits are reported at cost, which approximates fair value.

OCR's INVESTMENTS are governed by the Investment Authority approved by the Board of Directors. The asset and liability management committee and risk committee are involved in overseeing the activities and performance of the investment portfolio.

continued

The table below provides the details of transfers between Levels 1 and 2 for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	30 September 2014		31 December 2013	
	Level 1	Level 2	Level 1	Level 2
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 84	$ (84)	$ 44	$ (44)
Transfers (out of) into	(82)	82	–	–
Corporate obligations				
Transfers into (out of)	10	(10)	12	(12)
Transfers (out of) into	(1)	1	–	–
	$ 11	$ (11)	$ 56	$ (56)

The inter-level transfers are attributed to the availability of market quotes.

Investments categorized as Level 3 include securities with fair values provided by independent pricing providers. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices.

The following table presents the changes in the carrying amounts of ADB's Level 3 investments for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	2014	
	Investments	
	Government or gov't.-guaranteed obligations	Corporate obligations
Balance, beginning of the period	$ –	$ –
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	–
Included in other comprehensive income (Note K)		
Currency translation adjustment	–	–
Unrealized investment holding gains	–	–
Purchases	400	–
Sales/Maturities	–	–
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	–	–
Balance, end of the period	$ 400	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ –	$ –

[a] Included in income from Investments (OCR-2).
[b] Included in unrealized investment holding gains (losses) for the period (Note K).

continued

($ million)

	2013	
	Investments	
	Government or gov't.-guaranteed obligations	Corporate obligations
Balance, beginning of the period	$ 101	$ 4
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	–	–
Included in other comprehensive income (Note K)		
Currency translation adjustment	–	–
Unrealized investment holding losses	(1)	–
Purchases	–	–
Sales/Maturities	(100)	–
Settlement and others	–	–
Transfers into Level 3	–	–
Transfers out of Level 3	–	(4)
Balance, end of the period	$ –	$ –
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses[b] relating to assets/liabilities still held at the reporting date	$ –	$ –

[a] Included in income from Investments (OCR-2).
[b] Included in unrealized investment holding gains (losses) for the period (Note K).

There were no transfers in and out of Level 3 for the nine months ended 30 September 2014 (one – 31 December 2013). Transfer out of Level 3 for the year ended 31 December 2013 was attributed to the availability of the observable inputs. Investment securities classified under Level 3 consist of three government or government-guaranteed obligations with a credit quality rating equivalent to Fitch's AAA and Moody's Aaa and one that was not rated.

NOTE D—SECURITIES TRANSFERRED UNDER REPURCHASE AGREEMENTS AND SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADB accounts for transfers of financial assets in accordance with ASC 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as repurchase/resale agreements and collateralized financing arrangements. Under repurchase agreements, securities transferred are recorded as assets and reported at estimated fair value and cash collateral received is recorded as liabilities and restricted cash. ADB monitors the fair value of the securities transferred under repurchase agreements and the collateral. Under resale arrangements, securities purchased are recorded as assets and are not re-pledged.

ADB has entered into Global Master Repurchase Agreements with counterparties ADB agrees to transfer securities under repurchase agreements. The agreements provide for the right of a party to terminate if any of the various events of a default and termination events specified occur and includes provisions to offset the sum due from one party against the sum due to the other.

continued

The gross amounts of PAYABLE UNDER SECURITIES REPURCHASE AGREEMENTS subject to enforceable master netting agreements presented in the balance sheet as of 30 September 2014 and 31 December 2013 are summarized below. (See Note H for Derivative Instruments.)

($ million)

	As of 30 September 2014				As of 31 December 2013			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Payable under securities repurchase agreement	$ 520	$ 514	$ –	$ 6	$ 602	$ 592	$ –	$ 10
Total	$ 520	$ 514	$ –	$ 6	$ 602	$ 592	$ –	$ 10

NOTE E—LOANS

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans, and reports the loans at their carrying book values.

As of 30 September 2014 and 31 December 2013, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

Borrower/Guarantor	30 September 2014	31 December 2013
People's Republic of China	$ 14,392	$ 13,886
India	12,629	12,112
Indonesia	7,541	8,577
Pakistan	4,785	4,942
Philippines	4,514	4,102
Viet Nam	2,337	2,178
Others (individually less than 5% of total loans)	7,577	7,254
Total loans	53,775	53,051
Allowance for loan losses	(35)	(36)
Net unamortized loan origination costs	80	73
Net loans outstanding	$ 53,820	$ 53,088

Loans outstanding as of 30 September 2014 include nonsovereign loans amounting to $3,029 million ($3,141 million – 31 December 2013).

The undisbursed balance of approved and not yet effective loans as of 30 September 2014 was $31,866 million ($32,134 million – 31 December 2013). This included an undisbursed balance of approved nonsovereign loans amounting to $2,910 million ($3,017 million – 31 December 2013). Of the undisbursed balance, ADB has made irrevocable commitments to disburse various amounts totaling $398 million ($282 million – 31 December 2013).

continued

Waiver on Loan Charges

For eligible sovereign loans negotiated before 1 October 2007, ADB continued to provide a waiver of a portion of interest on loans and commitment charges on undisbursed balances. The reduction in net income from the waivers on loan charges for the nine months ended 30 September 2014 and 2013 is summarized below:

($ million)

	30 September 2014		30 September 2013	
Interest waiver	$	18	$	45
Commitment charge waiver		0		1
Total	$	18	$	46

0 = less than $0.5 million

Overdue amounts

There were no sovereign and nonsovereign loans in nonaccrual status as of 30 September 2014 and 31 December 2013. An analysis of the age of the recorded loans outstanding that are past due as of 30 September 2014 and 31 December 2013 is as follows:

($ million)

	Overdue Loan Service Payments									
	1-90 Days		> 90 Days		Total		Current		Total Loans	
30 September 2014										
Sovereign loans	$	–	$	–	$	–	$	50,682	$	50,682
Nonsovereign loans		–		–		–		3,093		3,093
Total	$	–	$	–	$	–	$	53,775		53,775
Allowance for loan losses										(35)
Unamortized direct loan origination fees—net										80
Loans Outstanding									$	53,820

($ million)

	Overdue Loan Service Payments									
	1-90 Days		> 90 Days		Total		Current		Total Loans	
31 December 2013										
Sovereign loans	$	–	$	–	$	–	$	49,849	$	49,849
Nonsovereign loans		–		–		–	$	3,202	$	3,202
Total	$	–	$	–	$	–	$	53,051		53,051
Allowance for loan losses										(36)
Unamortized direct loan origination fees—net										73
Loans Outstanding									$	53,088

As of 30 September 2014, there were no loans 90 days or greater past due still accruing interest (nil – 31 December 2013).

continued

Allowance for Loan Losses

The changes in the allowance for loan losses during the nine months ended 30 September 2014, and for the year ended 31 December 2013, as well as information pertaining to loans which were subject to specific allowance for loan losses were as follows:

($ million)

	30 September 2014			31 December 2013		
	Sovereign Loans	Nonsovereign Loans	Total	Sovereign Loans	Nonsovereign Loans	Total
Allowance for Credit Losses:						
Beginning balance	$ –	$ 36	$ 36	$ –	$ 43	$ 43
Provision during the period	–	2	2	–	4	4
Written back/off	–	(3)	(3)	–	(10)	(10)
Translation adjustment	–	0	0	–	(1)	(1)
Ending balance	$ –	$ 35	$ 35	$ –	$ 36	$ 36
Ending balance individually evaluated for impairment	$ –	$ 7	$ 7	$ –	$ 7	$ 7
Ending balance collectively evaluated for impairment	$ –	$ 29	$ 29	$ –	$ 29	$ 29
Loans:						
Ending balance	$ 50,682	$ 3,093	$ 53,775	$ 49,849	$ 3,202	$ 53,051
Ending balance individually evaluated for impairment	$ –	$ 22	$ 22	$ –	$ 26	$ 26
Ending balance collectively evaluated for impairment	$ –	$ 3,071	$ 3,071	$ –	$ 3,176	$ 3,176

0 = less than $0.5 million

Allowances are established for all impaired loans. The recorded impaired loans receivable with related allowance for loan losses during the nine months ended 30 September 2014, and for the year ended 31 December 2013 were as follows:

($ million)

	30 September 2014			31 December 2013		
	Recorded Loan Receivable	Unpaid Principal balance	Related allowance	Recorded Loan Receivable	Unpaid Principal balance	Related allowance
Sovereign loans	$ –	$ –	$ –	$ –	$ –	$ –
Nonsovereign loans	22	–	7	26	–	7

No loans were modified or restructured during the nine months ended 30 September 2014 (nil – 31 December 2013).

continued

Credit Risks and Quality of Loans

ADB is exposed to credit risks in the loan portfolio if a borrower defaults or if its creditworthiness deteriorates. Credit risks represent the potential loss due to possible nonperformance by obligors and counterparties under the terms of the contract. ADB manages credit risk for lending operations through continuous monitoring of creditworthiness of the borrowers and capital adequacy framework.

ADB monitors credit quality of the loan portfolio by assigning a risk rating to each loan on an internal scale from 1 to 14 with 1 denoting the lowest expectation of credit risks and 14 denoting that the borrower has defaulted. The rating scale corresponds to the rating scales used by international rating agencies. For sovereign loans, ADB generally uses the average sovereign ratings assigned by external rating agencies which are mapped to ADB's internal scale. For nonsovereign loans, each transaction is reviewed and assigned a rating based on a methodology that is broadly aligned with the rating approach of international rating agencies. The risk ratings are used to monitor the credit risks in the portfolio.

The following table summarizes the credit quality of sovereign and nonsovereign loans. High credit risk includes $22 million in nonsovereign loans that are considered impaired ($26 million – 31 December 2013).

($ million)

		Sovereign Loans		Nonsovereign Loans	
Risk Class	Risk Rating	30 September 2014	31 December 2013	30 September 2014	31 December 2013
Low credit risk	1–5 (AAA to BBB–)	$ 39,303	$ 38,672	$ 1,032	$ 1,103
Medium credit risk	6–11 (BB+ to B–)	6,823	6,485	1,763	1,787
High credit risk	12–14 (CCC+ to D)	4,556	4,692	298	312
Total		$ 50,682	$ 49,849	$ 3,093	$ 3,202

As of 30 September 2014, ADB's loan and guarantee portfolios had a significant concentration of credit risk to Asia and Pacific region. The credit exposure determined based on fair value amounted to $56,886 million ($55,650 million – 31 December 2013).

Fair Value Disclosure

ADB does not sell its sovereign loans, nor does it believe there is a market for its sovereign loans. As of 30 September 2014 and 31 December 2013, all loans are carried at amortized cost.

Fair valuation is based on internal discounted cash flow models in which expected cash flows are discounted at applicable market yield curves, plus ADB's lending spread, reduced by specific and collective provisions. Inputs for the models are based on available market data such as yield curves, interest rates, volatilities, credit curves, and foreign exchange rates. Parameters and models used for valuation are subject to internal review and periodic external validation. The accounting division is responsible for determining and reporting the fair value of the loan portfolio. The office of risk management is primarily responsible for determining the specific and collective provisions for the nonsovereign loans and the accounting division, in coordination with regional departments, is responsible for determining the specific provisions for sovereign loans. The provisioning levels are discussed at the risk committee and reported to the Board of Directors quarterly.

continued

The significant observable inputs used in valuing the various classes of loans classified as Level 2 include foreign exchange rates and yield curves specified to index fixed rates, deposit and swap interest rates, and yield curves specified to LIBOR. The significant unobservable inputs used in valuing the various classes of loans classified as Level 3 include probability of default, weighted average cost of fixed and floating rate borrowings attached to pool-based single currency loans and swaps spreads for selected currencies.

Significant increase (decrease) in these unobservable inputs, independently, will generally decrease (increase) the fair value of the loan.

The fair value hierarchy of all ADB loans as of 30 September 2014 and 31 December 2013 was as follows:

($ million)	30 September 2014	31 December 2013
Level 1	$ –	$ –
Level 2	48,165	46,719
Level 3	6,841	7,151
Total loans at fair value	**$ 55,006**	**$ 53,870**

NOTE F—GUARANTEES

ADB provides guarantees under its sovereign and nonsovereign operations. Such guarantees include (i) partial credit guarantees where certain principal and/or interest payments are covered; and (ii) political risk guarantees, which provide coverage against well-defined country risk events; and (iii) guarantees for certain trade-related obligations. While counter-guarantees from the host government are required for all sovereign guarantees, guarantees for nonsovereign projects may be provided with or without a host government counter-guarantee. ADB also seeks risk-sharing arrangements that set ADB's net exposure under a guarantee at the lowest level required to mobilize the necessary financing while maintaining a participation that is meaningful to its financing partners. A counter-guarantee takes the form of a counter-guarantor's agreement to indemnify ADB for any payments it makes under the guarantee. In the event that a guarantee is called, ADB has the contractual right to require payment from the counter-guarantor, on demand, or as ADB may otherwise direct.

Tenors of guarantees are subject to risk considerations and market conditions. They should normally not exceed the maximum tenor of ADB's ordinary capital resources lending operations, as may be adjusted from time to time, and there is no minimum tenor. In some cases however, guarantees may be for short tenors if the underlying obligations are short term, such as trade related products.

continued

The committed and outstanding amounts of these guarantee obligations as of 30 September 2014 and 31 December 2013 covered:

($ million)

	30 September 2014		31 December 2013	
	Committed Amount	Outstanding Amount	Committed Amount	Outstanding Amount
Partial Credit Guarantees				
Trade related				
with counterguarantee	$ 295	$ 295	$ 142	$ 142
without counterguarantee	742	459	694	453
	1,037	754	836	595
Non-Trade related				
with counterguarantee	$ 994	$ 926	$ 1,031	$ 962
without counterguarantee	104	53	171	41
	1,098	979	1,202	1,003
Subtotal	2,135	1,733	2,038	1,598
Political Risk Guarantees				
with counterguarantee	202	117	203	144
without counterguarantee	60	30	61	38
	262	147	264	182
Total	**$ 2,397**	**$ 1,880**	**$ 2,302**	**$ 1,780**

The committed amount represents the maximum potential amount of undiscounted future payments that ADB could be required to make, inclusive of standby portion for which ADB is committed but not currently at risk. The outstanding amount represents the guaranteed amount utilized under the related loans, which have been disbursed as of the end of a reporting period, exclusive of the standby portion.

As of 30 September 2014, a total liability of $27 million ($32 million – 31 December 2013) relating to standby ready obligations for six partial credit risk guarantees (six – 31 December 2013) and three political risk guarantees (three – 31 December 2013) have been included in ACCOUNTS PAYABLE AND OTHER LIABILITIES – Miscellaneous in the Balance Sheet for all guarantees issued after 31 December 2002.

Fair Value Disclosure

As of 30 September 2014 and 31 December 2013, all of ADB's future guarantee receivables and guarantee liabilities are classified as Level 3 within the fair value hierarchy.

The accounting division is responsible for determining and reporting the fair value of guarantees reported in the balance sheet. Future guarantees receivable and guarantee liabilities are stated at discounted present value using significant unobservable inputs such as discount rates applicable to individual guarantee contracts that are internally determined and are classified under Level 3. An increase (decrease) in discount rates generally results in a decrease (increase) in the fair value of the guarantees.

The valuation technique and quantitative information regarding significant unobservable inputs for guarantee receivable/guarantee liabilities classified as Level 3 as of 30 September 2014 and 31 December 2013 are summarized below:

continued

30 September 2014	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.6%)

31 December 2013	Valuation Technique	Unobservable Inputs	Average Range
Guarantee receivable/ Guarantee liability	Discounted cash flows	Discount rates	3.04% to 5.37% (3.7%)

The following table presents the changes in the carrying amounts of ADB's Level 3 future guarantee receivable/liability for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	Guarantee Receivable/Liability	
	2014	2013
Balance, beginning of the period	$ 32	$ 22
Issuances	9	25
Amortization	(14)	(15)
Balance, end of the period	$ 27	$ 32

NOTE G—EQUITY INVESTMENTS

ADB's equity investments may be in the form of direct equity investments (e.g. common, preferred, or other capital stock) or through investment funds (e.g. private equity funds). They are reported: (i) at fair value; (ii) under the equity method; and (iii) at cost or written down as follows:

($ million)

	30 September 2014	31 December 2013
Equity method	$ 564	$ 523
Cost method	268	176
Fair value method	62	120
Total	**$ 894**	**$ 819**

Equity investments with readily determinable fair values that are not accounted for under the equity method are reported at fair value. As of 30 September 2014 equity investment which was classified as available for sale amounted to $52 million ($114 million – 31 December 2013) and equity investments with associated derivative amounted to $10 million ($6 million – 31 December 2013).

There was no equity investment classified as available for sale that sustained unrealized losses for the nine months ended 30 September 2014 (one – 31 December 2013).

continued

Additional information relating to equity investments classified as available for sale is as follows:

($ million) As of	30 September 2014		31 December 2013	
Amortized cost	$	24	$	30
Estimated fair value		53		114
Gross unrealized gains		29		84
Gross unrealized losses		–		(0)

0 = less than $0.5 million.

($ million) For the quarters ended 30 September:	2014		2013	
Change in net unrealized gains (losses)from prior period	$	(56)	$	(134)
Proceeds from sales		116		130
Gross gain on sales		109		106
Gross loss on sales		–		–

The approved equity investments that have not been disbursed was $385 million at 30 September 2014 ($587 million – 31 December 2013).

Fair Value Disclosure

ADB's equity investments reported at fair value as of 30 September 2014 were $59 million ($120 million – 31 December 2013). Equity investments with readily determinable market prices are valued using quoted prices in active markets and are classified as Level 1. Equity investments valued with financial models using unobservable inputs are classified as Level 3.

The office of risk management is primarily responsible for determining the fair value of equity investments with associated derivatives using discounted cash flow models. Inputs for the models are based on significant unobservable inputs such as discount rates and asset growth rates applicable to individual equity investment contracts that are internally determined and are classified as Level 3. An increase in discount rates results in a decrease in the fair value of the equity investments.

The fair value hierarchy of ADB's equity investments at fair value as of 30 September 2014 and 31 December 2013 was as follows:

($ million)	30 September 2014		31 December 2013	
Level 1	$	52	$	114
Level 2		–		–
Level 3		10		6
Total equity investments at fair value	**$**	**62**	**$**	**120**

continued

The valuation technique and quantitative information regarding significant unobservable inputs for equity investment assets classified as Level 3 as of 30 September 2014 and 31 December 2013 are presented below.

30 September 2014	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Equity investments	Discounted cash flows	Discount rate	18.00% to 22.00% (20.00%)
		Asset growth rate	14.00% to 20.00% (17.00%)

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Equity investments	Discounted cash flows	Discount rate	18.00% to 22.00% (20.00%)
		Asset growth rate	19.00% to 62.00% (27.00%)

The following table presents the changes in the carrying amounts of ADB's Level 3 equity investments for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)	Equity investments under Fair Value Method	
	2014	2013
Balance, beginning of the period	$ 6	$ –
Equity investment	–	3
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	4	3
Balance, end of the period	$ 10	$ 6

Note: There were no realized/unrealized gains and losses included in other comprehensive income.
[a] Included in net unrealized (losses) gains (OCR-2).

continued

NOTE H—DERIVATIVE INSTRUMENTS

Fair Value Disclosure

The fair value hierarchy of ADB's derivatives and the balance sheet location as of 30 September 2014 and 31 December 2013 were as follows:

($ million)

	Balance Sheet Location	30 September 2014	Fair Value Measurements Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 27,761	$ –	$ 21,745	$ 6,016
Interest rate swaps		728	–	692	36
Investments related swaps	Receivable from Swaps - Investments				
Currency swaps		6,174	–	6,174	–
Interest rate swaps		0	–	0	–
FX swaps		2,123	–	2,123	–
Loans related swaps	Receivable from Swaps - Loans				
Currency swaps		601	–	601	0
Interest rate swaps		1	–	1	0
Total assets at fair value		$ 37,388	$ –	$ 31,336	$ 6,052
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 29,188	$ –	$ 29,188	$ –
Interest rate swaps		116	–	83	33
Investments related swaps	Payable for Swaps - Investments				
Currency swaps		5,522	–	5,522	–
Interest rate swaps		48	–	48	–
FX swaps		2,033	–	2,033	–
Loans related swaps	Payable for Swaps - Loans				
Currency swaps		512	–	24	488
Interest rate swaps		24	–	22	2
Total liabilities at fair value		$ 37,443	$ –	$ 36,920	$ 523

0 = less than $0.5 million

continued

($ million)

	Balance Sheet Location	31 December 2013	Fair Value Measurements		
			Level 1	Level 2	Level 3
Assets					
Borrowings related swaps	Receivable from Swaps - Borrowings				
Currency swaps		$ 26,361	$ –	$ 20,303	$ 6,058
Interest rate swaps		961	–	923	38
FX Swaps		–	–	–	–
Investments related swaps	Receivable from Swaps - Investments				
Currency swaps		4,997	–	4,997	–
Interest rate swaps		4	–	4	–
FX Swaps		2,094	–	2,094	–
Loans related swaps	Receivable from Swaps - Loans				
Currency swaps		623	–	623	–
Interest rate swaps		3	–	1	2
Total assets at fair value		**$ 35,043**	**$ –**	**$ 28,945**	**$ 6,098**
Liabilities					
Borrowings related swaps	Payable for Swaps - Borrowings				
Currency swaps		$ 27,121	$ –	$ 27,121	$ –
Interest rate swaps		220	–	168	52
FX Swaps		–	–	–	–
Investments related swaps	Payable for Swaps - Investments				
Currency swaps		4,401	–	4,401	–
Interest rate swaps		51	–	51	–
FX Swaps		1,976	–	1,976	–
Loans related swaps	Payable for Swaps - Loans				
Currency swaps		544	–	26	518
Interest rate swaps		34	–	31	3
Total liabilities at fair value		**$ 34,347**	**$ –**	**$ 33,774**	**$ 573**

The office of risk management is primarily responsible for determining the fair value of derivatives using discounted cash flow models. Market inputs, such as yield curves, foreign exchange rates, basis spreads, cross currency rates, and volatilities are obtained from pricing services and brokers and applied to the models. ADB has a process to validate the appropriateness of the models and inputs in determining the hierarchy levels. This involves evaluating the nature of rates and spreads to determine if they are indicative and binding. For derivatives classified under Level 3, basis swaps spreads for selected currencies are considered to be significant unobservable inputs to derive the discount rates based on benchmark yield curves adjusted with a basis swap spread.

A significant increase (decrease) in the basis swap spread will generally decrease (increase) the fair value of derivatives.

During the nine months ended 30 September 2014, there were no inter-level transfers in ADB's derivatives portfolio (nil – 31 December 2013).

continued

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's derivative instruments classified as Level 3 as of 30 September 2014 and 31 December 2013 are presented below:

30 September 2014	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, Interest rate swaps	Discounted cash flows	Basis swap spread	-0.85% to 8.05% (0.37%)

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Currency swaps, Interest rate swaps	Discounted cash flows	Basis swap spread	-0.98% to 8.80% (0.19%)

The following tables present the changes in the carrying amounts of ADB's Level 3 financial assets and financial liabilities for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)	2014			
	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, beginning of the period	$ 6,096	$ (52)	$ 2	$ (521)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	54	7	(1)	(2)
Included in other comprehensive income[b]	(306)	1	(0)	19
Issuances	1,163	–	–	(26)
Maturities/Redemptions	(955)	11	(1)	40
Transfers into Level 3	–	–	–	–
Balance, end of the period	$ 6,052	$ (33)	$ (0)	$ (490)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses relating to assets/liabilities still held at the reporting date	$ 36	$ 12	$ (0)	$ (5)

[a] Included in net unrealized (losses) gains (OCR-2).
[b] Included in currency translation adjustments (Note K).
0 = less than $0.5 million.

continued

($ million)

	2013			
	Borrowings related swaps		Loans related swaps	
	Swaps receivable	Swaps payable	Swaps receivable	Swaps payable
Balance, beginning of the period	$ 6,680	$ (46)	$ 2	$ (557)
Total gains (losses) - (realized/unrealized)				
Included in earnings[a]	(543)	0	1	22
Included in other comprehensive income[b]	(564)	(0)	(2)	44
Issuances	1,614	(6)	1	(123) [c]
Maturities/Redemptions	(1,091)	–	–	93
Balance, end of the period	$ 6,096	$ (52)	$ 2	$ (521)
The amount of total gains (losses) for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ (386)	$ 0	$ 1	$ 20

[a] Included in net unrealized (losses) gains (OCR-2).
[b] Included in currency translation adjustments (Note K).
[c] Includes accretion of $41 million.
0 = less than $0.5 million.

continued

Effect of Derivative Instruments on the Statement of Financial Performance

ADB reports changes in the fair value of its derivative instruments as part of net unrealized gains and losses in its Statement of Income and Expenses while all interest income, expenses, and related amortization of discounts, premiums, and fees are reported as part of revenue and expenses. These are summarized below:

($ million)

	Location of Gain (Loss) recognized in Income (Expenses) on Derivatives	Amount of Gain (Loss) recognized in Income (Expenses) on Derivatives	
		30 September 2014	30 September 2013
Borrowings related swaps			
Currency swaps	Net Unrealized (Losses) Gains	419	(455)
	Borrowings and related expenses	743	748
Interest rate swaps	Net Unrealized (Losses) Gains	(136)	(665)
	Borrowings and related expenses	437	463
FX swaps	Net Unrealized (Losses) Gains	(0)	(0)
	Borrowings and related expenses	1	0
		1,464	91
Investment related swaps			
Currency swaps	Net Unrealized (Losses) Gains	3	2
	Revenue from Investments	1	(3)
Interest rate swaps	Net Unrealized (Losses) Gains	(1)	13
	Revenue from Investments	(7)	(4)
FX swaps	Net Unrealized (Losses) Gains	(0)	(0)
	Revenue from Investments	2	7
		(2)	15
Loans related swaps			
Currency swaps	Net Unrealized (Losses) Gains	(7)	20
	Revenue from Loans	(15)	(18)
Interest rate swaps	Net Unrealized (Losses) Gains	7	20
	Revenue from Loans	(9)	(19)
		(24)	3

0 = less than $0.5 million.

continued

Counterparty Credit Risks

ADB has entered into several agreements with its derivative counterparties under the Master Agreement of the International Swaps and Derivatives Association (ISDA) and the Master Agreement of the National Association of Financial Market Institutional Investors (NAFMII). The agreements provide for the right of a party to terminate if any of the various events of default and termination events specified occur. Events of default include failure to pay and cross default. Termination events include the situation where the long term unsecured and unsubordinated indebtedness of ADB or the counterparty ceases to be rated at least Baa3 by Moody's Investor Service, Inc. or BBB– by Standard and Poor's Ratings Group, or such indebtedness ceases to be rated by Moody's or S&P. If ADB's counterparties are entitled under the agreements to terminate their derivative transactions with ADB, ADB will be required to pay an amount equal to its net liability position with each counterparty (in the case of counterparties who have entered into the ISDA Master Agreement absent of local market constraints) and an amount equal to its gross liability position with each counterparty (in the case of counterparties without enforceable netting agreement). The aggregate fair value of all derivative instruments that ADB has under the enforceable ISDA Master Agreement that are in a net liability (negative marked-to-market) position as of 30 September 2014 is $1,361 million ($981 million – 31 December 2013). The gross liability position in the aggregate fair value of all derivative instruments that ADB has without enforceable netting agreement amounted to $32 million as of 30 September 2014 ($702 million – 31 December 2013).

Counterparty credit risk is also mitigated by requiring counterparties to post collateral based on specified credit rating driven thresholds. As of 30 September 2014, ADB received collateral of $1,200 million ($1,651 million – 31 December 2013) in connection with swap agreements. Of this amount, $527 million ($633 million – 31 December 2013) was recorded as Swap related collateral in the balance sheet.

ADB has elected not to offset any derivative instruments by counterparty in the balance sheet. Gross amounts of RECEIVABLE FROM SWAPS and PAYABLE FOR SWAPS not offset in the balance sheet that are subject to enforceable master netting agreements as of 30 September 2014 and 31 December 2013 are summarized below. (See Note D for PAYABLE SECURITIES UNDER REPURCHASE AGREEMENTS.)

($ million)	As of 30 September 2014				As of 31 December 2013			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of assets presented in the balance sheet [a]	Gross amounts not offset in the balance sheet			Gross amount of assets presented in the balance sheet [a]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral received [b]	Net amount		Financial instruments	Collateral received [b]	Net amount
Receivable from swaps	$ 37,351	$ 36,050	$ 1,105	$ 196	$ 34,328	$ 32,664	$ 1,461	$ 203
Total	$ 37,351	$ 36,050	$ 1,105	$ 196	$ 34,328	$ 32,664	$ 1,461	$ 203

($ million)	As of 30 September 2014				As of 31 December 2013			
	(a)	(b)		(c) = (a) - (b)	(a)	(b)		(c) = (a) - (b)
	Gross amount of liabilities presented in the balance sheet [c]	Gross amounts not offset in the balance sheet			Gross amount of liabilities presented in the balance sheet [c]	Gross amounts not offset in the balance sheet		
		Financial instruments	Collateral pledged	Net amount		Financial instruments	Collateral pledged	Net amount
Payable for swaps	$ 37,411	$ 36,050	$ –	$ 1,361	$ 33,645	$ 32,664	$ –	$ 981
Total	$ 37,411	$ 36,050	$ –	$ 1,361	$ 33,645	$ 32,664	$ –	$ 981

[a] This excludes gross amount of RECEIVABLE FROM SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $37 million ($715 million - 31 December 2013).

[b] Collateral received includes both cash and securities collateral.

[c] This excludes gross amount of PAYABLE FOR SWAPS presented in the balance sheet not subject to enforceable master netting agreements amounting to $32 million ($702 million - 31 December 2013).

continued

NOTE I—RELATED PARTY TRANSACTIONS

Included in miscellaneous assets and miscellaneous liabilities are net receivables from special funds and trust funds resulting from administrative arrangements and operating activities:

($ million)	30 September 2014	31 December 2013
Amounts receivable from:		
Asian Development Fund (Note L)	$ 71	$ 35
Special Funds	0	1
Agency Trust Funds—net	3	0
Staff Retirement Plan	5	–
Total	**$ 79**	**$ 36**
Amounts payable to:		
Staff Retirement Plan	**$ –**	**$ 0**

0 = less than $0.5 million.

As of 30 September 2014 and 31 December 2013, the related parties include other special funds consisting of Technical Assistance Special Fund, Japan Special Fund, ADB Institute, Pakistan Earthquake Fund, Regional Cooperation and Integration Fund, Climate Change Fund, Asian Pacific Disaster Response Fund, and Financial Sector Development Partnership Special Fund.

NOTE J—BORROWINGS

The key objective of ADB's borrowing strategy is to raise funds at the most stable and lowest possible cost for the benefit of its borrowers. ADB uses financial derivative instruments in connection with its borrowing activities to increase cost efficiency, while achieving risk management objectives. Currency and interest rate swaps enable ADB to raise operationally needed currencies in a cost-efficient way and to maintain its borrowing presence in the major capital markets. Interest rate swaps are used to reduce interest rate mismatches arising from lending and liquidity operations.

In adopting ASC 825, ADB elected to fair value all variable rate borrowings or those borrowings with associated derivative instruments. This election allows ADB to apply a consistent accounting treatment between borrowings and their related swaps. ADB continues to report its fixed rate borrowings that are not swapped at amortized cost.

Fair Value Disclosure

The office of risk management is primarily responsible for determining the fair value of the borrowings. Parameters and models used for valuation are subject to internal review and periodic external validation. Plain vanilla borrowings are valued using discounted cash flow methods with market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. On some borrowings significant unobservable inputs are also used such as derived credit spreads. Structured borrowings issued by ADB are valued using financial models that discount future cash flows and simulated expected cash flows. These involve the use of pay-off profiles within the realm of accepted market valuation models such as Hull-White and Black-Scholes. The model incorporates market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, and interest rate volatilities.

continued

The fair value hierarchy of ADB's borrowings carried at fair value as of 30 September 2014 and 31 December 2013 was as follows:

($ million)

	30 September 2014	31 December 2013
Level 1	$ –	$ –
Level 2	54,709	50,698
Level 3	6,546	6,674
Total borrowings at fair value	**$ 61,255**	**$ 57,372**

As of 30 September 2014, the fair value of ADB's borrowings reported at amortized cost was $4,074 million ($4,888 million – 31 December 2013) which was classified as Level 2 within the fair value hierarchy.

During the nine months ended 30 September 2014 and the year ended 31 December 2013, there were no inter-level transfers in ADB's borrowings.

The valuation techniques and quantitative information on significant unobservable inputs used in valuing ADB's borrowings classified as Level 3 as of 30 September 2014 and 31 December 2013 are presented below:

30 September 2014	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-1.23% to 0.79% (-0.51%)

31 December 2013	Valuation Technique	Unobservable Inputs	Range (Weighted Average)
Borrowings	Discounted cash flows	Derived credit spread	-3.70% to 0.97% (-0.54%)

The following table presents the changes in the carrying amounts of ADB's Level 3 borrowings for the nine months ended 30 September 2014 and for the year ended 31 December 2013:

($ million)

	2014	2013
Balance, beginning of the period	$ 6,674	$ 7,293
Total gains (losses) - (realized/unrealized)		
Included in earnings[a]	36	(576)
Included in other comprehensive income[b]	(313)	(562)
Issuances	1,174	1,610
Maturities/Redemptions	(1,025)	(1,091)
Balance, end of the period	$ 6,546	$ 6,674
The amount of total (gains) losses for the period included in earnings attributable to the change in net unrealized gains or losses[a] relating to assets/liabilities still held at the reporting date	$ 27	$ (413)

[a] Included in net unrealized (losses) gains (OCR-2).

[b] Included in currency translation adjustments (Note K).

continued

NOTE K—CAPITAL AND RESERVES

The authorized capital stock of ADB as of 30 September 2014 and 31 December 2013 consisted of 10,638,933 shares, of which 10,520,955 shares (10,572,003 – 31 December 2013), net of temporary reduction, have been subscribed. Of the subscribed shares, 9,992,545 shares (10,041,552 – 31 December 2013) are "callable," and 528,410 shares (530,451 – 31 December 2013) are "paid-in." The "callable" share capital is subject to call by ADB only as and when required to meet ADB's obligations incurred on borrowings of funds for inclusion in its ordinary capital resources or on guarantees chargeable to such resources. The "paid-in" share capital has been paid or is payable in installments, partly in convertible currencies and partly in the currency of the subscribing member which may be convertible. In accordance with Article 6, paragraph 3 of the Charter, ADB accepts nonnegotiable, noninterest-bearing demand obligations in satisfaction of the portion payable in the currency of the member provided such currency is not required by ADB for the conduct of its operations. Nonnegotiable, noninterest-bearing demand obligations received on demand amounted to $402 million ($377 million – 31 December 2013), while those notes received with fixed encashment schedules totaled $719 million ($581 million – 31 December 2013).

In January 2011, the Board of Directors approved the temporary reduction of shares and voting power of members in proportion to the delayed amount of paid-in shares if ADB does not receive confirmation of subscription payments within 45 days of the respective due dates thereof. The affected shares and voting power will be automatically restored upon receipt of the installment to the extent that the installment payments are made by 1 April 2015.

As of 30 September 2014, the value of the SDR in terms of the US dollar was $ 1.48734 ($1.54000 – 31 December 2013) giving a value for each share of ADB's capital equivalent to $14,873.40 ($15,400.00 – 31 December 2013).

In May 2014, the Board of Governors approved the allocation of 2013 net income of $548 million, after appropriation of guarantee fees to special reserve, as follows: (i) $31 million representing adjustment to the Loan Loss Reserve as of 31 December 2013, be added from the Loan Loss Reserve to the net income; (ii) $97 million representing the ASC 815/825 adjustments and the unrealized portion of net income from equity investments accounted for under the equity method, to the Cumulative Revaluation Adjustment account; (iii) $332 million to the Ordinary Reserve; (iv) $120 million to the Asian Development Fund; and (v) $30 million to the Technical Assistance Special Fund.

Comprehensive income has two major components: net income and other comprehensive income comprising gains and losses affecting equity that, under US GAAP, are excluded from net income. Other comprehensive income includes items such as unrealized gains and losses on financial instruments classified as available-for-sale, translation adjustments, and pension and post-retirement liability adjustment.

continued

The changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2014 and 2013 were as follows:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains (Losses) Investments		Equity Investments		Pension/Postretirement Liability Adjustments		Accumulated Other Comprehensive Loss	
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Balance, beginning of the period	$ (56)	$ 106	$ 123	$ 395	$ 74	$ 214	$ (782)	$ (1,513)	$ (641)	$ (798)
Other comprehensive (loss) income before reclassifications	(41)	(119)	(2)	(197)	57	(36)	–	–	14	(352)
Amounts reclassified from accumulated other comprehensive loss	–	–	(18)	(10)	(108)	(106)	43	76	(83)	(40)
Net current-period other comprehensive (loss) income	$ (41)	(119)	$ (20)	$ (207)	$ (51)	$ (142)	$ 43	$ 76	$ (69)	$ (392)
Balance, end of the period	$ (97)	$ (13)	$ 103	$ 188	$ 23	$ 72	$ (739)	$ (1,437)	$ (710)	$ (1,190)

The reclassifications of Accumulated Other Comprehensive Income (Loss) to Net Income for the nine months ended 30 September 2014 and 2013 are presented below:

($ million)

Accumulated Other Comprehensive Income (Loss) Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a] 2014	2013	Affected Line Item in the Condensed Statement of Income and Expenses
Unrealized Holding Gains (Losses)			
Investments	$ 18	$ 10	NET REALIZED GAINS From investments
Equity investments	108	106	NET REALIZED GAINS From equity investments
	$ 126	$ 116	
Pension/Postretirement Liability Adjustments			
Actuarial losses	$ (43)	$ (76)	Administrative expenses
	$ (43)	$ (76)	
Total reclassifications for the period	$ 83	$ 40	

[a] Amounts in parentheses indicate debits to net income.

NOTE L—INCOME AND EXPENSES

Total income from loans for the nine months ended 30 September 2014 was $451 million ($498 million – 2013). The average yield on the loan portfolio for the nine months ended 30 September 2014 was 1.12% (1.34% – 2013) including other loan income.

Total income from investments including net realized gains on sales, net unrealized gains on derivatives, and interest earned for securities transferred under repurchase agreements and purchased under resale arrangements for the nine months ended 30 September 2014 was $249 million ($270 million – 2013). The annualized rate of return on the average investments held during the nine months ended 30 September 2014 including securities transferred under repurchase agreements and securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 1.22% (1.44% – 2013).

continued

Administrative expenses (other than those pertaining directly to ordinary operations and special operations) for the nine months ended 30 September 2014 were apportioned between OCR and the ADF in the proportion to the relative volume of operational activities. Of the total administrative expenses for the nine months ended 30 September 2014 of $474 million ($530 million – 2013), $205 million ($215 million – 2013) was accordingly charged to the ADF. The balance of administrative expenses after allocation was reduced by the deferred direct loan origination costs of $18 million ($9 million – 2013) related to new loans made effective for the nine months ended 30 September 2014.

For the nine months ended 30 September 2014, the net write-back of provision amounted to $0.1 million (net loan loss provision of $0.3 million – 2013).

Total borrowings and related expenses of $241 million ($310 million – 2013) consisted of interest expense and other related expenses such as amortization of issuance costs, while the average cost of borrowings outstanding after swaps was 0.73% (0.63% – 2013).

The following table provides information on the unrealized gains or losses included in income for the nine months ended 30 September 2014 and 2013:

($ million)

	30 September 2014	30 September 2013
Unrealized (losses) gains on:		
Borrowings and related swaps	$ (144)	$ 26
Investments related swaps	2	15
Loans related swaps	1	40
Equity investments	4	–
Translation adjustments in non-functional currencies	(1)	6
Total	$ (138)	$ 87

continued

NOTE M—OTHER FAIR VALUE DISCLOSURES

The carrying amounts and estimated fair values of ADB's financial instruments as of 30 September 2014 and 31 December 2013 are summarized below:

($ million)

	30 September 2014		31 December 2013	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
On-balance sheet financial instruments:				
ASSETS:				
Due from banks	$ 1,103	$ 1,103	$ 316	$ 316
Investments (Note C)	26,802	26,802	24,452	24,452
Securities transferred under repurchase agreements (Note C)	514	514	592	592
Securities purchased under resale arrangements (Note C)	315	315	306	306
Loans outstanding (Note E)	53,820	55,006	53,088	53,870
Equity investments carried at fair value (Note G)	62	62	120	120
Receivable from swaps - borrowings (Note H)	28,489	28,489	27,322	27,322
Receivable from swaps - investments (Note H)	8,297	8,297	7,095	7,095
Receivable from swaps - loans (Note H)	602	602	626	626
Swap related collateral (Note H)	527	527	633	633
Future guarantee receivable (Note F)	27	27	32	32
LIABILITIES:				
Borrowings (Note J)	64,637	65,329	61,630	62,260
Payable for swaps - borrowings (Note H)	29,304	29,304	27,341	27,341
Payable for swaps - investments (Note H)	7,603	7,603	6,428	6,428
Payable for swaps - loans (Note H)	536	536	578	578
Payable under securities repurchase agreements	520	520	602	602
Swap related collateral (Note H)	527	527	633	633
Guarantee liability (Note F)	27	27	32	32

($ million)

	Estimated Fair Value	
	30 September 2014	31 December 2013
Off-balance sheet financial instruments:		
ASSETS:		
Future guarantee receivable	$ 9	$ 11
LIABILITIES:		
Guarantee liability	9	11

continued

As of 30 September 2014 and 2013, ADB has no material assets or liabilities measured at fair value on a non-recurring basis.

NOTE N—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. During this period, ADB has raised additional borrowings of approximately $613 million in various currencies.

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF ASSETS, LIABILITIES, AND FUND BALANCES
30 September 2014 and 31 December 2013
Expressed in Millions of US Dollars

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$ 520		$ 3
INVESTMENTS (Note C)		6,600		6,720
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C and D)		177		246
LOANS OUTSTANDING (Note E) (Net of allowance for HIPC Debt Relief of $70 – 30 September 2014, $74 – 31 December 2013)		27,927		28,606
ACCRUED REVENUE		111		114
OTHER ASSETS (Note G)		285		289
TOTAL		**$ 35,620**		**$ 35,978**
LIABILITIES AND FUND BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Payable to related funds (Note F)		$ 106		$ 35
Advance payments on contributions		252		272
Undisbursed grant commitments (Note J)		2,869		2,312
Total Liabilities		3,227		2,619
FUND BALANCES (ADF-3)				
Contributions received				
Contributed resources (Note G)	$ 33,329		$ 33,568	
Unamortized discount	(42)	33,287	(69)	33,499
Set-aside resources		71		73
Transfers from Ordinary Capital Resources and Technical Assistance Special Fund		1,464		1,344
		34,822		34,916
Nonnegotiable, noninterest-bearing demand obligations on account of contributions		(2,091)		(2,106)
Accumulated surplus		280		1,049
Accumulated other comprehensive loss (Note H)		(618)		(500)
Total Fund Balance		32,393		33,359
TOTAL		**$ 35,620**		**$ 35,978**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF REVENUE AND EXPENSES
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
REVENUE		
From loans	$ 242	$ 322
From investments (Note C)	39	47
TOTAL REVENUE	281	369
EXPENSES		
Grants (Note J)	798	423
Administrative expenses (Note I)	205	215
Amortization of discounts on contributions	14	12
TOTAL EXPENSES	1,017	650
NET REALIZED GAINS (LOSSES) FROM INVESTMENTS (Notes C and H)	5	(0)
NET UNREALIZED LOSSES	(38)	(21)
REVENUE LESS THAN EXPENSES	**$ (769)**	**$ (302)**

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ADF-3

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF COMPREHENSIVE INCOME
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)		2013 (Unaudited)	
REVENUE LESS THAN EXPENSES (ADF-2)		$ (769)		$ (302)
Other comprehensive (loss) income (Note H)				
Currency translation adjustments	$ (111)		$ 1,338	
Unrealized investment holding losses	(7)	(118)	(37)	1,301
COMPREHENSIVE (LOSS) INCOME		**$ (887)**		**$ 999**

ADF-4

CONDENSED SPECIAL PURPOSE STATEMENT OF CHANGES IN FUND BALANCES
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)		2013 (Unaudited)	
Balance, 1 January		$ 33,359		$ 33,346
Comprehensive (loss) income for the period (ADF-3):				
Revenue less than expenses	$ (769)		$ (302)	
Other comprehensive (loss) income	(118)	(887)	1,301	999
Change in contributions received				
from contributed resources		(239)		(1,191)
from unamortized discount for accelerated notes encashment of ADF IX, ADF X and ADF XI		27		(17)
Transfer from Ordinary Capital Resources		120		120
Change in SDR value of set-aside resources		(2)		(0)
Change in value of transfers from TASF		(0)		(1)
Change in nonnegotiable, noninterest-bearing demand obligations		15		24
Balance, 30 September		**$ 32,393**		**$ 33,280**

0 = less than $0.5 million.

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
CONDENSED SPECIAL PURPOSE STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Millions of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest charges on loans received	$ 216	$ 294
Interest received from investments	73	79
Administrative expenses paid	(169)	(186)
Grants disbursed	(241)	(309)
Net Cash Used in Operating Activities	(121)	(122)
CASH FLOWS FROM INVESTING ACTIVITIES		
Sales of investments	1,313	25
Maturities of investments	92,646	92,192
Purchases of investments	(94,094)	(92,977)
Receipts from securities purchased under resale arrangements	68,093	59,832
Payments for securities purchased under resale arrangements	(68,050)	(59,866)
Principal collected on loans	947	1,329
Loans disbursed	(1,302)	(1,360)
Net Cash Used in Investing Activities	(447)	(825)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions received and encashed	967	794
Cash received from Ordinary Capital Resources	120	120
Net Cash Provided by Financing Activities	1,087	914
Effect of Exchange Rate Changes on Due from Banks	(2)	(1)
Net Increase (Decrease) in Due from Banks	517	(34)
Due from Banks at Beginning of Period	3	85
Due from Banks at End of Period	$ 520	$ 51

The accompanying notes are an integral part of these condensed special purpose financial statements (ADF-6).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT FUND
NOTES TO CONDENSED SPECIAL PURPOSE FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

Replenishments

In July 2012, the Board of Governors adopted a resolution providing for the 10th replenishment of the Asian Development Fund (ADF XI) and the 5th regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment provides substantial resources to the Asian Development Fund (ADF) to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,084 million, of which SDR3,086 million will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 30 September 2014, ADB received instruments of contributions from 30 donors with the total amount equivalent to SDR2,814 million including qualified contributions amounting to SDR138 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In May 2001, the Board of Directors approved the adoption of the special purpose financial statements for ADF. The financial statements have been prepared for the specific purpose of reflecting the sources and applications of member contributions and are presented in US dollar equivalents at the reporting dates. With the adoption of the special purpose financial statements, loan loss provisioning, other than those for the debt relief loan write-off resulting from the implementation of the Heavily Indebted Poor Countries (HIPC) Initiative discussed in Note E, has been eliminated. With the exception of the aforementioned, the ADF financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

In November 2005, the Board of Governors accepted a resolution to adopt a SDR currency management framework to facilitate resource administration and operational planning for the benefit of borrowers. The currency management framework was implemented on 1 January 2006 whereby ADB is authorized to convert ADF resources held in various currencies into one of the SDR basket of currencies (currently US dollar, euro, pound sterling, and yen), to value disbursements, repayments and loan charges in terms of SDR, and to determine the value of contributors' paid-in contributions and all other resources of the Fund in terms of SDR, in case of withdrawal of a Contributor or termination of ADF.

With the implementation of the special drawing rights (SDR) currency management framework, ADF conducts its operations in SDR and the SDR basket of currencies. The SDR and the SDR basket of currencies comprise the functional currencies of ADF. The US dollar is the reporting currency for the purpose of presenting the financial position and the results of operations.

In July 2007, ADB offered ADF borrowers the option to convert their existing liability (i.e., disbursed and outstanding loan balance) in various currencies into SDR, while the undisbursed portions would be treated as new loans. The conversion was made available beginning 1 January 2008, and as of 30 September 2014, 18 out of 28 ADF borrowing countries had opted to convert their loans, which were carried out on the nearest loan service payment dates at least one month from their concurrence. There were no loan conversions during the nine months ended 30 September 2014.

continued

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In May 2014, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact ADF's financial statements.

Translation of Currencies

Translation adjustments relating to revaluation of assets, liabilities, and fund balances denominated in ADF's functional currencies and all investments classified as available for sale are reported as Accumulated Translation Adjustments in FUND BALANCES as part of Accumulated other comprehensive loss. Translation adjustments relating to other non-functional currencies are reported as NET UNREALIZED LOSSES in the Condensed Special Purpose Statement of Revenue and Expenses.

Contributions and Contributed Resources

Upon effectivity of replenishment, contributions committed are recorded in full as Contributed Resources when the Instruments of Contribution are received and are made available for operational commitment.

continued

Contributions are generally settled in the currency of the contributor either in cash or promissory notes, which become due under agreed encashment periods.

Under ADF IX, ADF X and ADF XI, donors have the option to pay their contributions under accelerated note encashment (ANE) program and receive a discount. ADF invests the cash generated from this program and the investment income is used to finance operations. The related contributions are recorded at the full undiscounted amount, while the discount is amortized over the standard encashment period of 10 years for ADF IX and 9 years for ADF X and ADF XI, respectively.

Advanced Payments and Deferred Credits

Payments received in advance or as qualified contributions that cannot be made available for operational commitment are recorded as advance payments, provided that the donor's Instrument of Contribution has been acknowledged by ADB. Otherwise, payments are recorded as deferred credits. Advance payments and deferred credits are included under Liabilities in the Special Purpose Statement of Assets, Liabilities and Fund Balances.

NOTE C—INVESTMENTS

Investment securities and negotiable certificates of deposit are classified as available for sale and are reported at fair value. Unrealized gains and losses are reported in FUND BALANCES as part of Accumulated other comprehensive loss. Realized gains and losses are measured by the difference between amortized cost and the net proceeds of sales.

ADB may engage in securities lending of government or government-guaranteed obligations for which ADB receives a guarantee from the securities custodian and a fee. Transfers of securities by ADB to counterparties are not accounted for as sales as the accounting criteria for the treatment of a sale have not been met.

These securities must be available to meet ADB's obligation to counterparties. Included in Investments as of 30 September 2014 were government or government-guaranteed obligations transferred under securities lending arrangements amounting to $26 million ($26 million – 31 December 2013).

Interest income on investment securities and time deposits is recognized as earned and reported, net of amortizations of premiums and discounts.

The estimated fair value of investments by contractual maturity as of 30 September 2014 and 31 December 2013 was as follows:

($ million)

	30 September 2014	31 December 2013
Due in one year or less	$ 2,721	$ 4,434
Due after one year through five years	3,742	2,247
Due after five years through ten years	137	39
Total	$ 6,600	$ 6,720

continued

Additional information relating to investments in government or government-guaranteed obligations classified as available for sale is as follows:

($ million)	2014	2013
As of 30 September 2014 and 31 December 2013:		
Amortized cost	$ 5,302	$ 5,532
Estimated fair value	5,324	5,561
Gross unrealized gains	27	32
Gross unrealized losses	(5)	(3)
For the nine months ended 30 September:		
Change in net unrealized losses from prior period	(7)	(37)
Proceeds from sales	1,313	25
Gross gain on sales	5	0
Gross loss on sales	(0)	(1)

0 = less than $0.5 million.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.81% (0.91% – 2013).

The table below lists investments that sustained unrealized losses as of 30 September 2014. There were two government or government guaranteed obligations (two – 31 December 2013) that sustained losses for over one year representing 0.8% (1.5% – 31 December 2013) of the total investments. Comparative details are as follows:

($ million)

As of 30 September 2014	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 1,433	$ 4	$ 52	$ 0	$ 1,485	$ 4

0 = less than $0.5 million.

($ million)

As of 31 December 2013	One year or less		Over one year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government or government-guaranteed obligations	$ 1,416	$ 3	$ 103	$ 0	$ 1,519	$ 3

0 = less than $0.5 million.

continued

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 September 2014 and 31 December 2013 was as follows:

($ million)

		Fair Value Measurements		
	30 September 2014	**Level 1**	**Level 2**	**Level 3**
Investments				
Government or government-guaranteed obligations	$ 5,324	$ 4,986	$ 288	$ 50
Time deposits	1,276	–	1,276	–
Securities purchased under resale arrangements	177	–	177	–
Total at fair value	**$ 6,777**	**$ 4,986**	**$ 1,741**	**$ 50**

($ million)

		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Investments				
Government or government-guaranteed obligations	$ 5,561	$ 4,316	$ 1,245	$ –
Time deposits	1,159	–	1,159	–
Securities purchased under resale arrangements	246	–	246	–
Total at fair value	**$ 6,966**	**$ 4,316**	**$ 2,650**	**$ –**

If available, investment securities are fair valued based on active market quotes. These include most government or government-guaranteed obligations. For investments where active market quotes are not available, investments are categorized as Level 2 or Level 3, and valuation is provided by independent valuation services or based on discounted cash flow models using market observable inputs, such as interest rates, foreign exchange rates, basis spreads, cross currency rates, and volatilities. Time deposits are reported at cost, which approximates fair value.

The table below provides the details of transfers between Level 1 and Level 2 for the nine months ended 30 September 2014 and year ended 31 December 2013:

($ million)

	30 September 2014		31 December 2013	
	Level 1	**Level 2**	**Level 1**	**Level 2**
Investments				
Government or government-guaranteed obligations				
Transfers into (out of)	$ 29	$ (29)	$ –	$ –

The inter-level transfers are attributed to the availability of market quotes.

continued

Investments categorized as Level 3 include securities with fair values provided by independent pricing providers. ADB maintains documented processes and internal controls to value the investment securities and financial assets. The data management unit in the treasury department is responsible for providing the valuation in accordance with the business process. In instances where ADB relies primarily on prices from third party pricing information, there are procedures in place to validate the appropriateness of those values in determining the hierarchy levels. This involves evaluating the nature of prices provided by third party pricing sources to determine if they are indicative or binding prices. There were no investments categorized as Level 3 on 31 December 2013.

The following table presents the changes in the carrying amounts of ADB's Level 3 investments for the nine months ended 30 September 2014:

($ million)

	Investments
	Government or government-guaranteed obligations
Balance, 1 January 2014	$ –
Total gains - (unrealized)	
Included in other comprehensive (loss) income (Note H)	
Unrealized holding gains	–
Purchases	50
Balance, 30 September 2014	$ 50
The amount of total gains (losses) for the period recognized in other comprehensive income attributable to the change in net unrealized gains or losses relating to assets still held at the reporting date	$ –

The investment security classified as Level 3 as of 30 September 2014 is a government or government-guaranteed obligation with credit quality rating equivalent to Fitch's AAA and Moody's Aaa.

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

ADF accounts for transfers of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing". Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Under resale arrangements, securities purchased are recorded as assets and not re-pledged.

continued

NOTE E—LOANS AND HIPC INITIATIVE

As of 30 September 2014 and 31 December 2013, outstanding loans to borrowers that exceeded 5% of total loans were as follows:

($ million)

Borrower/Guarantor	30 September 2014	31 December 2013
Bangladesh	$ 5,904	$ 6,202
Pakistan	5,710	5,695
Viet Nam	3,967	3,883
Sri Lanka	2,490	2,583
Nepal	1,484	1,545
Others (individually less than 5% of total loans)	8,442	8,772
Total Outstanding Loans	27,997	28,680
Allowance for HIPC Debt Relief	(70)	(74)
Net Outstanding Loans	$ 27,927	$ 28,606

There were no outstanding sovereign loans in non-accrual status as of 30 September 2014 (nil – 31 December 2013).

The undisbursed balance of approved loans, including approved but not yet effective loans, as of 30 September 2014 was $8,558 million ($8,444 million – 31 December 2013).

ADB believes that because there is no comparable market for ADF loans and because they do not intend to sell these loans, using market data to calculate the fair value of the loans is not meaningful. As such, the fair value of loans is determined based on the terms at which a similar loan would currently be made by ADB to a similar borrower. For such loans, fair value approximates the carrying amount. The estimated fair value of loans is not affected by credit risks because the amount of any such adjustment is considered not to have a material effect based on ADB's experience with its borrowers.

Credit Quality of Loans

ADF loans are provided for the economic and social development of the less developed member countries, which generally have lower credit quality than ordinary capital resources (OCR) borrowers. ADB uses a performance based allocation (PBA) system to allocate ADF resources fairly among the many competing needs in the region and to direct the funds to where they will be used most effectively. ADB regularly reviews the borrowers' debt sustaining capacity in determining the proportion of grant and loan that would be provided to each borrower.

The credit quality of ADF loans has been classified by mapping the external sovereign ratings of the borrowers to ADB's internal risk rating scale used for OCR loans.

continued

The credit quality of ADF loans was as follows:

($ million)

Risk Class	Risk Rating	30 September 2014	31 December 2013
Low credit risk	1–5 (AAA to BBB–)	$ 1,693	$ 1,908
Medium credit risk	6–11 (BB+ to B–)	17,303	16,072
High credit risk	12–14 (CCC+ to D)	9,001	10,700
Total		$ 27,997	$ 28,680

In April 2008, the Board of Governors adopted the resolution on providing Heavily Indebted Poor Countries (HIPC) Relief from Asian Development Fund Debt, for ADB to participate in the HIPC Initiative. Subsequently, the Board of Directors approved the provision of debt relief under HIPC to Afghanistan.

The HIPC Initiative was launched in 1996 by the International Development Association (IDA) and International Monetary Fund (IMF) to address the debt problems of heavily indebted poor countries to ensure that reform efforts in these countries were not put at risk due to their high external debt burden. Under the HIPC Initiative, all bilateral and multilateral creditors provide debt relief for countries that demonstrated good policy performance over an extended period to bring their debt service burden to a sustainable level.

Provision for HIPC relief amounting to $82 million relating to the Afghanistan debt relief under the HIPC Initiative was recognized and charged to income in 2008. Of this amount, a total of $12 million was written-off as the loan service payments of affected loans fell due. This brought the balance of Allowance for HIPC relief as of 30 September 2014 to $70 million.

NOTE F—RELATED PARTY TRANSACTIONS

Included in Payable to Related Funds is the net amount of $71 million ($35 million – 31 December 2013) payable to OCR, and $34 million (nil – 31 December 2013) payable to TASF.

The payable to OCR represents the amount of administrative and operational expenses allocated to ADF pending settlement while the payable to TASF represents portion of installment payments received from donors for ADF IX and ADF XI that were allocated to the TASF.

NOTE G—CONTRIBUTED RESOURCES AND ADVANCED CONTRIBUTIONS

In May 2014, the Board of Governors approved the transfer of $120 million to the ADF as part of OCR's 2013 net income allocation.

Contributions from 30 donors totaling $3,452 million were committed for ADF XI as of 30 September 2014, of which $1,615 million were received and recorded in Contributed Resources.

Advance contributions received from donors outstanding as of 30 September 2014 total $252 million ($272 million – 31 December 2013). Of this, contributions totaling $204 million ($220 million – 31 December 2013) were received in demand obligations, and are included in OTHER ASSETS. The remaining $48 million ($52 million – 31 December 2013) was received in cash.

continued

NOTE H—COMPREHENSIVE (LOSS) INCOME

Comprehensive (Loss) Income has two major components: revenue less than expenses (ADF-2) and other comprehensive (loss) income (ADF-3). Other Comprehensive (Loss) Income includes unrealized gains and losses on Available for Sale securities and translation adjustments of assets and liabilities not recognized in the Condensed Special Purpose Statement of Revenue and Expenses.

The following table presents the changes in Accumulated Other Comprehensive Loss balances for the nine months ended 30 September 2014 and 2013:

($ million)

	Accumulated Translation Adjustments		Unrealized Holding Gains Investments		Accumulated Other Comprehensive Loss	
	2014	2013	2014	2013	2014	2013
Balance, beginning of the period	$ (529)	$ (2,619)	$ 29	$ 74	$ (500)	$ (2,545)
Other comprehensive (loss) income before reclassification	(111)	1,338	(4)	(37)	(115)	1,301
Amounts reclassified from accumulated other comprehensive loss	–	–	(3)	0	(3)	0
Net current-period other comprehensive (loss) income	(111)	1,338	(7)	(37)	(118)	1,301
Balance, end of the period	**$ (640)**	**$ (1,281)**	**$ 22**	**$ 37**	**$ (618)**	**$ (1,244)**

0 = less than $0.5 million.

The reclassifications of Accumulated Other Comprehensive Loss to Revenue and Expenses for the nine months ended 30 September 2014 and 2013 are presented below:

($ million)

Accumulated Other Comprehensive Loss Components	Amounts Reclassified from Accumulated Other Comprehensive Income (Loss)[a]		Affected Line Item in the Condensed Special Purpose Statement of Revenue and Expenses
	2014	2013	
Unrealized Holding Gains (Losses) Investments	$ 3	$ (0)	NET REALIZED GAINS (LOSSES) FROM INVESTMENTS

0 = less than $0.5 million.

[a] Amount in parenthesis indicates debit to revenue less than expenses.

continued

NOTE I—ADMINISTRATIVE EXPENSES

Administrative expenses represent administration charges from OCR which is an apportionment of all administrative expenses of ADB (other than those pertaining directly to ordinary and special operations) in proportion to the relative volume of operational activities of OCR and ADF.

NOTE J—GRANTS AND UNDISBURSED COMMITMENTS

ADF IX introduced financing in the form of grants for the first time. Grants are recognized in the financial statements when the related grant is approved and becomes effective. During the period, 9 grants totaling $123 million (12 grants totaling $401 million – 2013) were approved while 16 grants totaling $798 million (14 grants totaling $423 million – 2013), net of $7 million write-back ($76 million – 2013) of undisbursed commitments for financially closed and/or cancelled grants, became effective. Total undisbursed grant commitments represent effective grants, which have not been disbursed, less cancellations.

The fair value of undisbursed commitments approximates the amount outstanding, because ADB expects that disbursements will substantially be made for all the projects/programs covered by the commitments.

NOTE K—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Special Purpose Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the ADF's Condensed Special Purpose Financial Statements as of 30 September 2014.

TASF-1

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 6,584	$ 2,582
INVESTMENTS (Note C)	394,140	413,873
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Notes C and D)	–	95
ACCRUED REVENUE	33	50
DUE FROM CONTRIBUTORS (Note G)	180,726	256,166
ADVANCES FOR GRANTS AND OTHER ASSETS (Note E)	37,969	4,106
TOTAL	**$ 619,452**	**$ 676,872**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note E)	$ 681	$ 530
UNDISBURSED COMMITMENTS (Note F)	324,620	346,748
TOTAL LIABILITIES	325,301	347,278
UNCOMMITTED BALANCES (TASF-2), represented by: Unrestricted net assets	294,151	329,594
TOTAL	**$ 619,452**	**$ 676,872**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note G)	$ 32,013	$ 375,436
REVENUE FROM INVESTMENTS (Note C)	1,924	1,881
REVENUE FROM OTHER SOURCES—net	7	78
Total	33,944	377,395
EXPENSES		
Technical assistance—net (Note F)	56,819	72,824
Financial expenses	9	4
Other expenses	297	–
Total	57,125	72,828
CONTRIBUTIONS AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(23,181)	304,567
EXCHANGE LOSSES—net	(12,262)	(49,201)
(DECREASE) INCREASE IN NET ASSETS	(35,443)	255,366
NET ASSETS AT BEGINNING OF PERIOD	329,594	141,166
NET ASSETS AT END OF PERIOD	**$ 294,151**	**$ 396,532**

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 64,422	$ 102,633
Interest on investments received	1,940	1,880
Net cash received from other activities	6	78
Technical assistance disbursed	(78,356)	(79,253)
Financial expenses paid	(9)	(4)
Other expenses paid	(297)	–
Net Cash (Used in) Provided by Operating Activities	(12,294)	25,334
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	12,759,531	13,361,478
Purchases of investments	(12,743,197)	(13,402,570)
Receipts from securities purchased under resale arrangements	12,109	3,833,733
Payments for securities purchased under resale arrangements	(12,010)	(3,818,775)
Net Cash Provided by (Used in) Investing Activities	16,433	(26,134)
Effect of Exchange Rate Changes on Due from Banks	(137)	104
Net Increase (Decrease) in Due from Banks	4,002	(696)
Due from Banks at Beginning of Period	2,582	5,372
Due from Banks at End of Period	$ 6,584	$ 4,676

The accompanying notes are an integral part of these condensed financial statements (TASF-4).

ASIAN DEVELOPMENT BANK—TECHNICAL ASSISTANCE SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

In July 2012, the Board of Governors adopted the resolution providing for the tenth replenishment of the Asian Development Fund (ADF XI) and the fifth regularized replenishment of the Technical Assistance Special Fund (TASF). The replenishment provides substantial resources to the ADF to finance ADB's concessional program, and to the TASF to finance technical assistance operations. Total replenishment size was SDR8,084 million, of which SDR3,086 million will come from new donor contributions. The donors agreed to allocate 3% of the total replenishment size (equivalent to about 8% of total donor contributions) to TASF. The replenishment became effective on 4 June 2013. As of 30 September 2014, ADB received instruments of contributions from 30 donors with the total amount equivalent to SDR2,814 million including qualified contributions amounting to SDR138 million.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency and is used to measure exchange gains and losses.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

continued

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. ADB is currently assessing the impact of this ASU on TASF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact TASF's financial statements.

continued

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014 including securities purchased under resale arrangements, based on the portfolio held at the beginning and end of each month, was 0.65% (0.62% – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS and related financial assets as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	30 September 2014	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 394,140	$ –	$ 394,140	$ –
Securities purchased under resale arrangements	–	–	–	–
Total at fair value	**$ 394,140**	**$ –**	**$ 394,140**	**$ –**

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 413,873	$ –	$ 413,873	$ –
Securities purchased under resale arrangements	95	–	95	–
Total at fair value	**$ 413,968**	**$ –**	**$ 413,968**	**$ –**

ADB maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes. Time deposits are reported at cost, which approximates fair value.

NOTE D—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

TASF accounts for the transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

continued

NOTE E—RELATED PARTY TRANSACTIONS

The OCR and special fund resources are at all times used, committed, and invested entirely separately from each other. Under ADF IX, ADF X and ADF XI, a specific portion of the total contributions under each is to be allocated to TASF as third, fourth and fifth regularized replenishments, respectively. ADF receives the contributions from members and subsequently transfers the specified portion to TASF. Regional technical assistance projects and programs activities may be cofinanced by ADB's other special funds and trust funds administered by ADB (Agency Trust Funds). Interfund accounts are settled regularly between TASF and the other funds.

Included in ADVANCES FOR GRANTS AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

($ thousand)

	30 September 2014	31 December 2013
Receivable from:		
Asian Development Fund	$ 34,396	$ –
Regional Cooperation and Integration Fund	44	9
Climate Change Fund	0	9
Total	$ 34,440	$ 18
Payable to:		
Ordinary capital resources	$ 263	$ 91
Agency Trust Funds—net	57	392
Total	$ 320	$ 483

0 = Less than $0.5 thousand

NOTE F—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion or cancellation of a TA project, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, a net amount of $19,200,000 ($11,282,000 – 2013) was written back as a reduction in TA.

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE G—CONTRIBUTIONS

With the effectivity of ADF XI and the fifth regularized replenishment of TASF, contribution commitments from 29 donors totaling $342,816,000 were allocated to TASF. Of this amount, $148,642,000 has not been received and was recorded as DUE FROM CONTRIBUTORS, which are payable throughout the replenishment period of four years in accordance with installment schedule. Contribution commitments from 30 donors totaling $339,285,000 were allocated to TASF with the effectivity of ADF X and the fourth regularized replenishment of TASF. Of this, $24,670,000 has not been received and was recorded as DUE FROM CONTRIBUTORS.

continued

During the nine months ended 30 September 2014, ADB received $79,996,000 in cash from 28 donors as part of the fifth regularized replenishment of TASF.

In July 2013, one donor submitted its instrument of contribution (IOC) for ADF XI which indicated its participation in the 4-year accelerated note encashment program to meet its burden share. However, in January 2014, the donor decided to revert to the standard encashment schedule and subsequently provided ADB with its revised IOC. ADB acknowledged the receipt of the donor's revised IOC on 22 April 2014. This change the proportion of TASF allocation embedded in ADF XI contributions.

Total contributions for the nine months ended 30 September 2014 comprise the fifth regularized replenishments of TASF amounting to $2,029,000, direct and voluntary contribution from India amounting to Rs10,000,000 ($161,000 equivalent) and an allocation of $30,000,000 from OCR's 2013 net income.

NOTE H—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the TASF's Condensed Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)			31 December		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
ASSETS						
DUE FROM BANKS	$ 181	$ 2,542	$ 2,723	$ 181	$ 631	$ 812
INVESTMENTS (Note C)	36,745	71,521	108,266	36,687	75,846	112,533
ACCRUED REVENUE	–	1	1	2	3	5
ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS (Note D)	–	22	22	–	85	85
TOTAL	**$ 36,926**	**$ 74,086**	**$ 111,012**	**$ 36,870**	**$ 76,565**	**$ 113,435**
LIABILITIES AND NET ASSETS						
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 32	$ 32	$ –	$ 52	$ 52
UNDISBURSED COMMITMENTS (Note E)	–	9,967	9,967	–	13,879	13,879
TOTAL LIABILITIES	–	9,999	9,999	–	13,931	13,931
NET ASSETS (JSF-2), represented by:						
Uncommitted balances (Note F)						
Unrestricted	–	64,087	64,087	–	62,634	62,634
Temporarily restricted	28,199	–	28,199	28,199	–	28,199
	28,199	64,087	92,286	28,199	62,634	90,833
Net accumulated investment income (Note F)						
Temporarily restricted	8,727	–	8,727	8,671	–	8,671
	36,926	64,087	101,013	36,870	62,634	99,504
TOTAL	**$ 36,926**	**$ 74,086**	**$ 111,012**	**$ 36,870**	**$ 76,565**	**$ 113,435**

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)			2013 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CHANGES IN UNRESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS (Note C)	$ –	$ 92	$ 92	$ –	$ 118	$ 118
NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS	0	–	0	0	–	0
Total	0	92	92	0	118	118
EXPENSES						
Technical assistance—net (Note E)	–	(1,558)	(1,558)	–	(1,364)	(1,364)
Administrative and financial expenses	0	197	197	0	200	200
Total	0	(1,361)	(1,361)	0	(1,164)	(1,164)
REVENUE IN EXCESS OF EXPENSES	(0)	1,453	1,453	–	1,282	1,282
EXCHANGE GAINS—net	–	–	–	–	11	11
INCREASE IN UNRESTRICTED NET ASSETS	(0)	1,453	1,453	–	1,293	1,293
CHANGES IN TEMPORARILY RESTRICTED NET ASSETS						
REVENUE FROM INVESTMENTS AND OTHER SOURCES	56		56	52	–	52
NET ASSETS REVERTED TO TEMPORARILY RESTRICTED ASSETS	(0)		(0)	(0)	–	(0)
INCREASE IN TEMPORARILY RESTRICTED NET ASSETS	56	–	56	52	–	52
INCREASE IN NET ASSETS	56	1,453	1,509	52	1,293	1,345
NET ASSETS AT BEGINNING OF PERIOD	36,870	62,634	99,504	36,803	61,269	98,072
NET ASSETS AT END OF PERIOD	**$ 36,926**	**$ 64,087**	**$ 101,013**	**$ 36,855**	**$ 62,562**	**$ 99,417**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)			2013 (Unaudited)		
	ACCSF	JSF Regular and Supplementary	Total	ACCSF	JSF Regular and Supplementary	Total
CASH FLOWS FROM OPERATING ACTIVITIES						
Interest on investments received	$ 58	$ 95	$ 153	$ 53	$ 115	$ 168
Technical assistance disbursed	–	(2,296)	(2,296)	–	(4,241)	(4,241)
Administrative and financial expenses paid	–	(213)	(213)	(0)	(214)	(214)
Net Cash Provided by (Used in) Operating Activities	58	(2,414)	(2,356)	53	(4,340)	(4,287)
CASH FLOWS FROM INVESTING ACTIVITIES						
Maturities of investments	1,358,419	2,823,946	4,182,365	1,371,538	2,664,101	4,035,639
Purchases of investments	(1,358,477)	(2,819,621)	(4,178,098)	(1,371,595)	(2,657,995)	(4,029,590)
Net Cash (Used in) Provided by Investing Activities	(58)	4,325	4,267	(57)	6,106	6,049
Net (Decrease) Increase in Due from Banks	(0)	1,911	1,911	(4)	1,766	1,762
Due from Banks at Beginning of Period	181	631	812	185	384	569
Due from Banks at End of Period	$ 181	$ 2,542	$ 2,723	$ 181	$ 2,150	$ 2,331

0 = Less than $500.

The accompanying notes are an integral part of these condensed financial statements (JSF-4).

ASIAN DEVELOPMENT BANK—JAPAN SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of Japan Special Fund (JSF), representing the currency of the primary economic operating environment.

JSF reports the contributions of cash and other assets as restricted support if they are received with donor stipulations that limit the use of the donated assets. When the donor restriction expires, that is, when a stipulated time or purpose restriction is accomplished, temporarily restricted net assets are reclassified to unrestricted net assets and reported in the Statement of Activities and Changes in Net Assets as NET ASSETS REVERTED FROM TEMPORARILY RESTRICTED ASSETS.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

continued

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on JSF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact JSF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rates of return on the average investments held under Asian Currency Crisis Support Facility (ACCSF) and JSF during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, were 0.21% % and 0.17%%, respectively (0.19% and 0.20%, respectively – 2013).

continued

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	30 September 2014	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 108,266	$ –	$ 108,266	$ –

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 112,533	$ –	$ 112,533	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to JSF are settled regularly with OCR and other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds.

Included in ADVANCES FOR TECHNICAL ASSISTANCE AND OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following interfund accounts:

($ thousand)

		30 September 2014	31 December 2013
Amounts Receivable by:			
JSF from:	Regional Cooperation Integration Fund	$ 5	$ 2
Amounts Payable by:			
JSF to:	Ordinary capital resources	$ 23	$ 17
	Agency Trust Funds—net	–	9
	Total	$ 23	$ 26

NOTE E—TECHNICAL ASSISTANCE AND UNDISBURSED COMMITMENTS

Technical assistance (TA) is recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA for the period and the corresponding undisbursed commitment is eliminated accordingly. No new TA was approved or made effective during the nine months ended 30 September 2014 and 2013. During the nine months ended 30 September 2014, $ 1,558,000 undisbursed amounts were written back ($1,364,000 – 2013). None of these amounts corresponded to ACCSF.

continued

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS AND TEMPORARILY RESTRICTED NET ASSETS

Contributions received for specific TA projects/programs are classified as temporarily restricted support. As of 30 September 2014, the remaining temporarily restricted uncommitted balance pertains to ACCSF amounting to $28,199,000 ($28,199,000 – 31 December 2013) and the amount of net accumulated investment income of $8,727,000 ($8,671,000 – 31 December 2013) for settlement of all administrative expenses.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the JSF's Condensed Financial Statements as of 30 September 2014.

ADBI-1

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

		30 September (Unaudited)		31 December
ASSETS				
DUE FROM BANKS		$12,161		$ 3,077
SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS (Note C)		–		5,421
PROPERTY, FURNITURE, AND EQUIPMENT		89		133
DUE FROM CONTRIBUTORS (Note F)		–		6,392
LONG-TERM GUARANTEE DEPOSITS (Note D)		1,462		1,522
OTHER ASSETS		231		316
TOTAL		**$13,943**		**$16,861**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES				
Accrued pension and postretirement medical benefits	$ 6,162		$ 5,787	
Asset reinstatement obligations (Note E)	988		1,029	
Others (Note H)	816	$ 7,966	853	$ 7,669
UNCOMMITTED BALANCES (ADBI-2), represented by:				
Unrestricted net assets		5,977		9,192
TOTAL		**$13,943**		**$16,861**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 6,629	$ 6,779
REVENUE		
From rental (Note G)	277	301
From investments (Note C)	2	3
From other sources—net	7	15
Total	6,915	7,098
EXPENSES		
Administrative expenses	7,164	8,101
Program expenses	2,486	2,891
Total	9,650	10,992
CONTRIBUTION AND REVENUE LESS THAN EXPENSES	(2,735)	(3,894)
EXCHANGE LOSSES—net	(274)	(552)
TRANSLATION ADJUSTMENTS	(206)	(1,114)
DECREASE IN UNRESTRICTED NET ASSETS	(3,215)	(5,560)
NET ASSETS AT BEGINNING OF PERIOD	9,192	10,337
NET ASSETS AT END OF PERIOD	**$ 5,977**	**$ 4,777**

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 13,045	$ 14,289
Interest on investments received	2	3
Expenses paid	(9,166)	(10,058)
Others—net	10	(235)
Net Cash Provided by Operating Activities	3,891	3,999
CASH FLOWS FROM INVESTING ACTIVITIES		
Receipts from securities purchased under resale arrangements	1,822,613	1,726,531
Payments for securities purchased under resale arrangements	(1,817,595)	(1,730,787)
Acquisition of equipment	–	(145)
Net Cash Provided by (Used in) Investing Activities	5,018	(4,401)
Effect of Exchange Rate Changes on Due from Banks	175	506
Net Increase in Due from Banks	9,084	104
Due from Banks at Beginning of Period	3,077	3,390
Due from Banks at End of Period	$ 12,161	$ 3,494

The accompanying notes are an integral part of these condensed financial statements (ADBI-4).

ASIAN DEVELOPMENT BANK—ASIAN DEVELOPMENT BANK INSTITUTE
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as of the end of the period and the reported amounts of income and expenses during the period. The actual results could differ from those estimates.

The functional currency of Asian Development Bank Institute (the Institute) is yen. To date, contributions from Japan, Australia and Korea have been received. The reporting currency is the US dollar and the financial statements are expressed in US dollars.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

continued

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. The Institute is currently assessing the impact of this ASU on the Institute's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for US GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact Institute's financial statements.

NOTE C—SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS

The Institute accounts for transfer of financial assets in accordance with FASB Accounting Standards Codification (ASC) 860, "Transfers and Servicing." Transfers are accounted for as sales under ASC 860 when control over the transferred assets has been relinquished. Otherwise, the transfers are accounted for as resale arrangements and collateralized financing arrangements. Securities purchased under resale arrangements are recorded as assets and are not re-pledged.

Interest income on investment securities is recognized as earned and reported, net of amortizations of premiums and discounts, in REVENUE From investments.

All investments held as of 31 December 2013 were in investment securities. As of 30 September 2014, all investment securities have matured.

The annualized rate of return on the average receivable for securities purchased under resale arrangements held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, including unrealized gains and losses, was 0.03% (0.04% – 2013).

Fair Value Disclosure

The fair value of SECURITIES PURCHASED UNDER RESALE ARRANGEMENTS as of 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	(Level 3)
Securities purchased under resale arrangements	$ 5,421	$ –	$ 5,421	$ –

The Institute maintains documented processes and internal controls to value the investment securities. If available, investment securities are fair valued based on active market quotes.

continued

NOTE D—LONG-TERM GUARANTEE DEPOSITS

The Institute leases office space and deposits the equivalent of six months of office rent to the lessor, as stipulated in the contract of lease signed in 1997. The amount is updated every contract renewal. The last renewal date was 1 April 2011.

NOTE E—ASSET REINSTATEMENT OBLIGATIONS

The Institute has recorded the estimated asset reinstatement obligations related to leased office space.

NOTE F—CONTRIBUTIONS

In June 2013, the Government of Japan committed its 21st contribution to the Institute amounting to ¥672,070,000 ($6,779,000 equivalent).

In December 2013, the Government of Japan committed its 22nd contribution to the Institute amounting to ¥672,070,000 ($6,392,000 equivalent).

In June 2014, the Government of Japan committed its 23rd contribution to the Institute amounting to ¥672,070,000 ($6,629,000 equivalent).

NOTE G—REVENUE FROM RENTAL

Revenue from rental consists of sublease rental income totaling $277,000 ($301,000 – 2013) received according to a space sharing agreement with the Japan Representative Office of ADB. The transactions with ADB were made in the ordinary course of business and were negotiated at arm's length.

NOTE H—DUE TO ORDINARY CAPITAL RESOURCES

Accounts payable and other liabilities include amounts net payable to ordinary capital resources of $278,000 at 30 September 2014 ($101,000 – 31 December 2013). The payable resulted from transactions in the normal course of business.

NOTE I—SUBSEQUENT EVENTS

The Institute has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the Institute's Condensed Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS	$	2,441	$	803
INVESTMENTS (Note C)		16,239		17,460
ACCRUED REVENUE		0		7
TOTAL	**$**	**18,680**	**$**	**18,270**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	–	$	15
TOTAL LIABILITIES		–		15
UNCOMMITTED BALANCES (PEF-2), represented by: Unrestricted net assets		18,680		18,255
TOTAL	**$**	**18,680**	**$**	**18,270**

0 = less than $500.
The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ 254	$ 220
From other sources (Note E)	38	13,951
Total	292	14,171
EXPENSES		
Administrative and financial expenses (Note D)	0	3
REVENUE IN EXCESS OF EXPENSES	292	14,168
EXCHANGE GAINS (LOSSES)—net	133	(403)
INCREASE IN NET ASSETS	425	13,765
NET ASSETS AT BEGINNING OF PERIOD	18,255	4,427
NET ASSETS AT END OF PERIOD	**$ 18,680**	**$ 18,192**

0 = less than $500.
The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ 261	$ 222
Cash received from other sources	38	20
Grants and technical assistance disbursed	–	(58)
Administrative and financial expenses paid	(15)	(18)
Net Cash Provided by Operating Activities	284	166
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	633,615	636,329
Purchases of investments	(632,276)	(635,147)
Net Cash Provided by Investing Activities	1,339	1,182
Effect of Exchange Rate Changes on Due from Banks	15	(44)
Net Increase in Due from Banks	1,638	1,304
Due from Banks at Beginning of Period	803	699
Due from Banks at End of Period	$ 2,441	$ 2,003

The accompanying notes are an integral part of these condensed financial statements (PEF-4).

ASIAN DEVELOPMENT BANK—PAKISTAN EARTHQUAKE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

The Pakistan Earthquake Fund (PEF) was terminated on 30 June 2011 and all projects were financially completed as of 30 September 2013. PEF continued to remain open to complete actions necessary to wind up the fund.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Fund, representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on PEF's financial statements.

In April 2013, the FASB issued ASU 2013-07, *"Presentation of Financial Statements (Topic 205) – Liquidation Basis of Accounting,"* to require an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent. The amendments are effective for entities that determine liquidation is imminent during annual reporting periods beginning after 15 December 2013, and interim reporting periods therein. This ASU does not have an impact on PEF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact PEF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, was 2.05% (1.78% – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	30 September 2014	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 16,239	$ –	$ 16,239	$ –

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 17,460	$ –	$ 17,460	$ –

continued

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to PEF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the PEF. The service fee is currently 2% of the amount disbursed for technical assistance and investment projects. There was no payable to OCR as of 30 September 2014 and 31 December 2013.

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of a TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, there were no undisbursed amounts written back from financially completed and/or cancelled grant ($13,900,000 – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective TAs/grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the PEF's Condensed Financial Statements as of 30 September 2014.

RCIF-1

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 3,042	$ 266
INVESTMENTS (Note C)	15,363	17,546
ACCRUED REVENUE	0	1
ADVANCES FOR GRANTS AND OTHER ASSETS (Note D)	322	815
TOTAL	**$ 18,727**	**$ 18,628**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 91	$ 135
UNDISBURSED COMMITMENTS (Note E)	11,292	13,373
TOTAL LIABILITIES	11,383	13,508
UNCOMMITTED BALANCES (RCIF-2), represented by:		
Unrestricted net assets	7,344	5,120
TOTAL	**$ 18,727**	**$ 18,628**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ 2,405	$ 6,000
REVENUE		
From investments (Note C)	16	20
From other sources	3	1
Total	2,424	6,021
EXPENSES		
Technical assistance—net (Note E)	68	1,334
Administrative and financial expenses (Note D)	108	269
Total	176	1,603
CONTRIBUTIONS AND REVENUE IN EXCESS OF EXPENSES	2,248	4,418
EXCHANGE LOSSES—net	(24)	(4)
INCREASE IN NET ASSETS	2,224	4,414
NET ASSETS AT BEGINNING OF PERIOD	5,120	1,651
NET ASSETS AT END OF PERIOD	**$ 7,344**	**$ 6,065**

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 2,380	$ 6,000
Interest on investments received	17	21
Cash received from other sources	3	1
Technical assistance disbursed	(1,678)	(4,344)
Administrative and financial expenses paid	(129)	(298)
Net Cash Provided by Operating Activities	593	1,380
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	589,170	619,350
Purchases of Investments	(586,987)	(619,271)
Net Cash Provided by Investing Activities	2,183	79
Net Increase in Due From Banks	2,776	1,459
Due from Banks at Beginning of Period	266	251
Due from Banks at End of Period	$ 3,042	$ 1,710

The accompanying notes are an integral part of these condensed financial statements (RCIF-4).

ASIAN DEVELOPMENT BANK—REGIONAL COOPERATION AND INTEGRATION FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Regional Cooperation and Integration Fund (RCIF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on RCIF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact RCIF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, was 0.14% (0. 17% – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	30 September 2014	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 15,363	$ –	$ 15,363	$ –

		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 17,546	$ –	$ 17,546	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to RCIF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the RCIF and RCI Trust Fund, a trust fund administered by ADB. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 September 2014	31 December 2013
Payable to:		
Ordinary capital resources	$ 40	$ 29
Technical Assistance Special Fund	44	9
Japan Special Fund	5	2
Financial Sector Development Partnership Special Fund	1	–
Agency Trust Funds—net	1	24
Total	$ 91	$ 64

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, two TA projects and one supplementary approval totaling $1,700,000 became effective (three TA projects and two supplementary approvals totaling $1,520,000 – 2013), and $1,632,000 undisbursed amounts were written back ($186,000 – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective TAs which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $6,000,000 to the RCIF as part of OCR's 2012 net income allocation.

On 6 March 2014, the Government of Japan committed its 1st contribution to the RCIF amounting to ¥246,000,000 ($2,405,000 equivalent).

continued

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the RCIF's Condensed Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 2,117	$ 1,676
INVESTMENTS (Note C)	31,880	36,943
ACCRUED REVENUE	0	2
ADVANCES FOR GRANTS	1,003	1,091
TOTAL	**$ 35,000**	**$ 39,712**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ 55	$ 49
UNDISBURSED COMMITMENTS (Note E)	22,430	26,090
TOTAL LIABILITIES	22,485	26,139
UNCOMMITTED BALANCES (CCF-2), represented by: Unrestricted net assets	12,515	13,573
TOTAL	**$ 35,000**	**$ 39,712**

0 = Less than $500.
The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ –	$ 9,000
REVENUE FROM INVESTMENTS (Note C)	35	44
EXPENSES		
Technical assistance and grants—net (Note E)	914	1,972
Administrative and financial expenses (Note D)	153	332
Total	1,067	2,304
CONTRIBUTION AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(1,032)	6,740
EXCHANGE LOSSES—net	(26)	(3)
(DECREASE) INCREASE IN NET ASSETS	(1,058)	6,737
NET ASSETS AT BEGINNING OF PERIOD	13,573	7,884
NET ASSETS AT END OF PERIOD	**$ 12,515**	**$ 14,621**

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ –	$ 9,000
Interest on investments received	37	45
Technical assistance and grants disbursed	(4,522)	(2,521)
Administrative and financial expenses paid	(137)	(205)
Net Cash (Used in) Provided by Operating Activities	(4,622)	6,319
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	1,287,777	1,302,268
Purchases of investments	(1,282,714)	(1,307,213)
Net Cash Provided by (Used in) Investing Activities	5,063	(4,945)
Net Increase in Due From Banks	441	1,374
Due from Banks at Beginning of Period	1,676	276
Due from Banks at End of Period	$ 2,117	$ 1,650

The accompanying notes are an integral part of these condensed financial statements (CCF-4).

ASIAN DEVELOPMENT BANK—CLIMATE CHANGE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Climate Change Fund (CCF), representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

continued

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on CCF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact CCF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE FROM INVESTMENTS.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, was 0.14% (0.17% – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

($ thousand)

		Fair Value Measurements		
	30 September 2014	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 31,880	$ –	$ 31,880	$ –

		Fair Value Measurements		
	31 December 2013	**Level 1**	**Level 2**	**Level 3**
Investments				
Time deposits	$ 36,943	$ –	$ 36,943	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to CCF are settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the CCF. The service fee is currently 5% of the amount disbursed for technical assistance and 2% of the amount disbursed for grant components of investment projects.

Included in ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 September 2014		31 December 2013	
Payable to:				
Ordinary capital resources	$	29	$	25
Technical Assistance Special Fund		0		9
Agency Trust Funds—net		25		–
Total	$	54	$	34

0 = Less than $500.

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, two TA projects and two supplementary approvals amounting to $1,470,000 became effective (two TA projects and one grant amounting to $2,273,000 – 2013), and $556,000 undisbursed amounts were written back ($301,000 – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $9,000,000 to the CCF as part of OCR's 2012 net income allocation.

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the CCF's Condensed Financial Statements as of 30 September 2014.

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)	31 December
ASSETS		
DUE FROM BANKS	$ 4,345	$ 4,671
ADVANCES FOR GRANTS AND OTHER ASSETS	3,876	9,500
TOTAL	**$ 8,221**	**$ 14,171**
LIABILITIES AND UNCOMMITTED BALANCES		
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$ –	$ 14
UNDISBURSED COMMITMENTS (Note E)	3,876	9,500
TOTAL LIABILITIES	3,876	9,514
UNCOMMITTED BALANCES (APDRF-2), represented by:		
Unrestricted net assets	4,345	4,657
TOTAL	**$ 8,221**	**$ 14,171**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
REVENUE		
From investments (Note C)	$ –	$ 10
From other sources	5	3
Total	5	13
EXPENSES		
Grants—net (Note E)	200	(743)
Administrative and financial expenses (Note D)	117	104
Total	317	(639)
REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(312)	652
(DECREASE) INCREASE IN NET ASSETS	(312)	652
NET ASSETS AT BEGINNING OF PERIOD	4,657	10,254
NET ASSETS AT END OF PERIOD	**$ 4,345**	**$ 10,906**

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Interest on investments received	$ –	$ 11
Cash received from other sources	5	2
Refund of advances under grants	–	1,350
Grants disbursed	(200)	(630)
Administrative and financial expenses paid	(131)	(178)
Net Cash (Used in) Provided by Operating Activities	(326)	555
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	–	302,381
Purchases of investments	–	(303,042)
Net Cash Used in Investing Activities	–	(661)
Net Decrease in Due From Banks	(326)	(106)
Due from Banks at Beginning of Period	4,671	3,180
Due from Banks at End of Period	$ 4,345	$ 3,074

The accompanying notes are an integral part of these condensed financial statements (APDRF-4).

ASIAN DEVELOPMENT BANK—ASIA PACIFIC DISASTER RESPONSE FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the Asia Pacific Disaster Response Fund (APDRF), representing the currency of the primary economic operating environment.

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on APDRF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact APDRF's financial statements.

NOTE C—INVESTMENTS

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

As of 30 September 2014, all time deposit placements have matured.

The annualized rate of return on the average investments held during the nine months ended 30 September 2013, based on the portfolio held at the beginning and end of each month, was 0.18%.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to APDRF are settled regularly with OCR and the other funds. Grants programs may be combined activities financed by special and trust funds. ADB charges a service fee to cover ADB's cost for the administration, management, supervision, and operation of the APDRF. The service fee is currently 2% of the amount disbursed for grants and investment projects.

NOTE E—GRANTS AND UNDISBURSED COMMITMENTS

Grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion or cancellation of a grant, any undisbursed amount is written back as a reduction in grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, there was one grant that became effective amounting to $200,000 (three grants totaling $800,000 – 2013), and no undisbursed amounts were written back ($1,543,000 – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective grants which have not been disbursed.

NOTE F—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the APDRF's Condensed Financial Statements as of 30 September 2014.

FSDPSF-1

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF FINANCIAL POSITION
30 September 2014 and 31 December 2013
Expressed in Thousands of US Dollars

	30 September (Unaudited)		31 December	
ASSETS				
DUE FROM BANKS	$	1,903	$	302
INVESTMENTS (Note C)		5,206		4,800
DUE FROM CONTRIBUTORS (Note F)		–		2,070
OTHER ASSETS (Note D)		1		–
TOTAL	**$**	**7,110**	**$**	**7,172**
LIABILITIES AND UNCOMMITTED BALANCES				
ACCOUNTS PAYABLE AND OTHER LIABILITIES (Note D)	$	1	$	9
UNDISBURSED COMMITMENTS (Note E)		805		–
TOTAL LIABILITIES		806		9
UNCOMMITTED BALANCES (FSDPSF-2), represented by: Unrestricted net assets		6,304		7,163
TOTAL	**$**	**7,110**	**$**	**7,172**

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF ACTIVITIES AND CHANGES IN NET ASSETS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CHANGES IN UNRESTRICTED NET ASSETS		
CONTRIBUTIONS (Note F)	$ –	$ 2,700
REVENUE		
From investments (Note C)	6	–
From other sources	16	–
Total	22	2,700
EXPENSES		
Technical assistance (Note E)	845	–
Administrative and financial expenses (Note D)	2	–
Total	847	–
CONTRIBUTION AND REVENUE (LESS THAN) IN EXCESS OF EXPENSES	(825)	2,700
EXCHANGE LOSSES—net	(34)	–
(DECREASE) INCREASE IN NET ASSETS	(859)	2,700
NET ASSETS AT BEGINNING OF PERIOD	7,163	–
NET ASSETS AT END OF PERIOD	**$ 6,304**	**$ 2,700**

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
CONDENSED STATEMENT OF CASH FLOWS
For the Nine Months Ended 30 September 2014 and 2013
Expressed in Thousands of US Dollars

	2014 (Unaudited)	2013 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Contributions received	$ 2,052	$ 2,700
Interest on investments received	6	–
Cash received from other sources	2	–
Technical assistance disbursed	(42)	–
Administrative and financial expenses paid	(11)	–
Net Cash Provided by Operating Activities	2,007	2,700
CASH FLOWS FROM INVESTING ACTIVITIES		
Maturities of investments	206,108	–
Purchases of investments	(206,514)	–
Net Cash Used in Investing Activities	(406)	–
Net Increase in Due From Banks	1,601	2,700
Due from Banks at Beginning of Period	302	–
Due from Banks at End of Period	$ 1,903	$ 2,700

The accompanying notes are an integral part of these financial statements (FSDPSF-4).

ASIAN DEVELOPMENT BANK—FINANCIAL SECTOR DEVELOPMENT PARTNERSHIP SPECIAL FUND
NOTES TO CONDENSED FINANCIAL STATEMENTS
For the Nine Months Ended 30 September 2014 and 2013
(Unaudited)

NOTE A—INTERIM FINANCIAL INFORMATION

These unaudited condensed interim financial statements should be read in conjunction with the 31 December 2013 financial statements and the notes included therein. In the opinion of management, all material adjustments necessary for a fair statement of the results of operations for the nine months ended 30 September 2014 and 2013 have been included. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented on the basis of those for not-for-profit organizations. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make reasonable estimates and assumptions that affect the reported amounts of assets, liabilities and uncommitted balances as of the end of the period and the reported amounts of revenue and expenses during the period. The actual results could differ from those estimates.

The financial statements are expressed in US dollars. The US dollar is the functional and reporting currency of the FSDPSF, representing the currency of the primary economic operating environment.

Fair Value of Financial Instruments

ASC 820, "Fair Value Measurement" defines fair value as the price that would be received to sell an asset or paid to transfer a liability at measurement date in an orderly transaction among willing participants with an assumption that the transaction takes place in the entity's principal market, or in the absence of principal market, in the most advantageous market for the asset or liability. The most advantageous market is the market where the sale of the asset or transfer of liability would maximize the amount received for the asset or minimize the amount paid to transfer the liability. The fair value measurement is not adjusted for transaction costs.

Fair Value Hierarchy

ASC 820 establishes a fair value hierarchy that gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), next priority to observable market inputs or market corroborated data (Level 2), and the lowest priority to unobservable inputs without market corroborated data (Level 3).

The fair values of ADB's financial assets and liabilities are categorized as follows:

Level 1: fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets.
Level 2: fair values are based on quoted prices for similar assets or liabilities in active markets or markets that are not active; or valuation models for which significant inputs are obtained from market-based data that are observable.
Level 3: fair values are based on prices or valuation models for which significant inputs to the model are unobservable.

Inter-level transfers from one year to another may occur due to changes in market activities affecting the availability of quoted market prices or observable market data.

ADB's policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

continued

Accounting and Reporting Developments

In April 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-06, *"Not-for-Profit Entities (Topic 958),"* to require a recipient not-for-profit entity to recognize all services received from personnel of an affiliate that directly benefit the recipient not-for-profit entity. Those services should be measured at the cost recognized by the affiliate for the personnel providing those services. The amendments in this Update are effective prospectively for fiscal years beginning after 15 June 2014, and interim and annual periods thereafter. This ASU does not have an impact on FSDPSF's financial statements.

In May 2014, the FASB issued ASU 2014-09 *"Revenue from Contracts with Customers (Topic 660) – An Amendment of the FASB Accounting Standards Codification"* to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and IFRS. An entity is required to apply the amendments prospectively for annual reporting periods beginning after 15 December 2016. This ASU is not expected to impact FSDPSF's financial statements.

NOTE C—INVESTMENTS

All investments held as of 30 September 2014 and 31 December 2013 were in time deposits.

Interest income on time deposits is recognized as earned and reported in REVENUE From investments.

The annualized rate of return on the average investments held during the nine months ended 30 September 2014, based on the portfolio held at the beginning and end of each month, was 0.14% (nil – 2013).

Fair Value Disclosure

The fair value of INVESTMENTS as of 30 September 2014 and 31 December 2013 was as follows:

		Fair Value Measurements		
	30 September 2014	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 5,206	$ –	$ 5,206	$ –

		Fair Value Measurements		
	31 December 2013	Level 1	Level 2	Level 3
Investments				
Time deposits	$ 4,800	$ –	$ 4,800	$ –

ADB maintains documented processes and internal controls to value the investment securities. Time deposits are reported at cost, which approximates fair value.

continued

NOTE D—RELATED PARTY TRANSACTIONS

The ordinary capital resources (OCR) and special funds resources are at all times used, committed, and invested entirely separately from each other. The administrative and operational expenses pertaining to FSDPSF will be settled regularly with OCR and the other funds. Regional technical assistance projects and programs may be combined activities financed by special and trust funds. ADB will charge a service fee to cover ADB's incremental cost for the administration, management, supervision, and operation of the FSDPSF. The service fees are set at (i) 5% of amounts disbursed for technical assistance projects; and (ii) 5% of amounts disbursed for grant components of investment projects up to $5,000,000, or 2% of amounts disbursed for grant components of investment projects above $5,000,000 with a minimum of $250,000, whichever is greater.

Included in OTHER ASSETS and ACCOUNTS PAYABLE AND OTHER LIABILITIES were the following:

($ thousand)

	30 September 2014	31 December 2013
Receivable from:		
Regional Cooperation and Integration Fund	$ 1	$ –
Payable to:		
Ordinary capital resources	$ 1	$ –

NOTE E—TECHNICAL ASSISTANCE, GRANTS AND UNDISBURSED COMMITMENTS

Technical assistance (TA) and grants are recognized in the financial statements when the applicable project is approved and becomes effective. Upon completion of the TA project or cancellation of a grant, any undisbursed amount is written back as a reduction in TA or grants for the period and the corresponding undisbursed commitment is eliminated accordingly. During the nine months ended 30 September 2014, there were three TA projects and one supplementary approval that became effective amounting to $845,000 (nil – 2013).

Total undisbursed commitments are denominated in US dollars and represent effective TA and grants which have not been disbursed.

NOTE F—CONTRIBUTIONS

In May 2013, the Board of Governors approved the transfer of $2,700,000 to the FSDPSF as part of OCR's 2012 net income allocation.

In October 2013, the Government of Luxembourg committed its 1st contribution amounting to $2,400,000.

In November 2013, the Government of Luxembourg committed an additional contribution amounting to €1,500,000 ($2,037,000 equivalent).

NOTE G—SUBSEQUENT EVENTS

ADB has evaluated subsequent events after 30 September 2014 through 17 November 2014, the date these Condensed Financial Statements are available for issuance. As a result of this evaluation, there are no subsequent events, as defined, that require recognition or disclosure in the FSDPSF's Financial Statements as of 30 September 2014.


ADB

Asian Development Bank

Our Ref: TR/150.01/ML-14-095
Your Ref: SEC File No. 83-2
22 December 2014

File Desk, Room 1004
United States Securities &
Exchange Commission
100 F. Street, NE
Washington DC 20549

Dear Sirs,

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2(a)

With reference to our letter dated 22 October 2014 submitting our report for the quarter ending 30 September 2014 filed in accordance with captioned Regulation, enclosed are two (2) copies of the Bank's Quarterly Financial Statements for the quarter ended 30 September 2014 which were approved by the Bank's Board of Directors on 12 December 2014.

Sincerely,



TOBIAS C. HOSCHKA
Assistant Treasurer


SEC MAIL PROCESSING
RECEIVED
DEC 29 2014
WASH. D.C.
201
SECTION

Encl.: a/s

Cc: Mr. Michael Volkovitsch
Mr. James Small
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Christopher Stephens
General Counsel

ASIAN DEVELOPMENT BANK
6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines
Tel +63 2 632 4444
Fax + 63 2 636 2444